    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 2, 1996

                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                               RDO EQUIPMENT CO.
             (Exact name of registrant as specified in its charter)

         NORTH DAKOTA                      5082/5083                        45-0306084
 (State or other jurisdiction     (Primary Standard Industrial           (I.R.S. Employer
              of                  Classification Code Number)          Identification No.)
incorporation or organization)

                          2829 SOUTH UNIVERSITY DRIVE
                           FARGO, NORTH DAKOTA 58109
                                 (701) 237-6062
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                RONALD D. OFFUTT
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                               RDO EQUIPMENT CO.
                          2829 SOUTH UNIVERSITY DRIVE
                           FARGO, NORTH DAKOTA 58109
                                 (701) 237-6062
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                            ------------------------

                        COPIES OF ALL COMMUNICATIONS TO:

          GARY M. NELSON, ESQ.                 WENDELL H. ADAIR, JR., P.C.
      OPPENHEIMER WOLFF & DONNELLY               MCDERMOTT, WILL & EMERY
3400 PLAZA VII, 45 SOUTH SEVENTH STREET           227 WEST MONROE STREET
      MINNEAPOLIS, MINNESOTA 55402               CHICAGO, ILLINOIS 60606
             (612) 344-9291                           (312) 372-2000

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.
                            ------------------------

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                                  PROPOSED MAXIMUM
                           TITLE OF EACH CLASS OF                                    AGGREGATE                 AMOUNT OF
                        SECURITIES TO BE REGISTERED                              OFFERING PRICE (1)         REGISTRATION FEE
Class A Common Stock, $.01 par value........................................        $51,750,000                 $15,682

(1) Estimated solely for the purpose of calculating the registration fee.
                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                  SUBJECT TO COMPLETION, DATED OCTOBER 2, 1996

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                                        Shares

                                     [LOGO]

                               RDO Equipment Co.
                              Class A Common Stock
                                ($.01 PAR VALUE)

                                 --------------

   ALL OF THE SHARES OF CLASS A COMMON STOCK, $.01 PAR VALUE ("CLASS A COMMON STOCK"), OFFERED HEREBY (THE "OFFERING") ARE BEING ISSUED AND SOLD BY RDO
    EQUIPMENT CO. (THE "COMPANY"). PRIOR TO THIS OFFERING, THERE HAS BEEN NO PUBLIC MARKET FOR THE CLASS A COMMON STOCK. IT IS ANTICIPATED THAT THE INITIAL PUBLIC OFFERING PRICE WILL BE BETWEEN $ AND $ PER SHARE. FOR
       INFORMATION RELATING TO THE FACTORS CONSIDERED IN DETERMINING THE
          INITIAL OFFERING PRICE TO THE PUBLIC, SEE "UNDERWRITING."
       APPLICATION HAS BEEN MADE TO APPROVE THE SHARES OF CLASS A COMMON
            STOCK FOR LISTING ON THE NASDAQ STOCK MARKET'S NATIONAL
                   MARKET ("NNM") UNDER THE SYMBOL "RDOE".

THE COMPANY'S AUTHORIZED COMMON STOCK CONSISTS OF CLASS A COMMON STOCK AND CLASS B COMMON STOCK, PAR VALUE $.01 PER SHARE ("CLASS B COMMON STOCK"). THE ECONOMIC
   RIGHTS OF EACH CLASS OF COMMON STOCK ARE THE SAME, BUT THE VOTING RIGHTS DIFFER. EACH SHARE OF CLASS A COMMON STOCK IS ENTITLED TO ONE VOTE PER SHARE
     AND EACH SHARE OF CLASS B COMMON STOCK IS ENTITLED TO FOUR VOTES PER
    SHARE. THE CLASS A COMMON STOCK IS FREELY TRANSFERABLE, BUT THE CLASS B COMMON STOCK IS TRANSFERABLE ONLY TO CERTAIN TRANSFEREES. EACH SHARE OF
     CLASS B COMMON STOCK IS CONVERTIBLE INTO ONE SHARE OF CLASS A COMMON
           STOCK. UPON CON-SUMMATION OF THIS OFFERING, THE PRINCIPAL
      STOCKHOLDER OF THE COMPANY WILL OWN 100% OF THE OUTSTANDING CLASS B
       COMMON STOCK, WHICH WILL REPRESENT APPROXIMATELY  % OF THE COMMON
          STOCK OF THE COMPANY ( % IF THE UNDERWRITERS' OVER-ALLOTMENT
          OPTION IS EXERCISED IN FULL) AND APPROXIMATELY  % OF THE
          COMBINED VOTING POWER OF ALL CLASSES OF VOTING STOCK OF THE
           COMPANY ( % IF THE UNDERWRITERS' OVER-ALLOTMENT OPTION IS
             EXERCISED IN FULL). SEE "PRINCIPAL STOCKHOLDERS" AND
                        "DESCRIPTION OF CAPITAL STOCK".

                                 --------------

FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH
AN INVEST       MENT IN THE CLASS A COMMON STOCK, SEE "RISK FACTORS" ON PAGE 9
                                    HEREIN.

                                 -------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
            HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
             SECURITIES COMMISSION PASSED UPON THE ACCURACY OR AD-
                 EQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                               UNDERWRITING
                                                 PRICE TO     DISCOUNTS AND    PROCEEDS TO
                                                  PUBLIC       COMMISSIONS      COMPANY(1)
                                              --------------  --------------  --------------
PER SHARE...................................        $               $               $
TOTAL(2)....................................        $               $               $

(1) BEFORE DEDUCTION OF EXPENSES PAYABLE BY THE COMPANY ESTIMATED AT $         .
(2) THE COMPANY HAS GRANTED THE UNDERWRITERS AN OPTION, EXERCISABLE FOR 30 DAYS FROM THE DATE OF THIS PROSPECTUS, TO PURCHASE A MAXIMUM OF
    ADDITIONAL SHARES TO COVER OVER-ALLOTMENTS OF SHARES. IF THE OPTION IS
    EXERCISED IN FULL, THE TOTAL PRICE TO THE PUBLIC WILL BE $         ,
    UNDERWRITING DISCOUNTS AND COMMISSIONS WILL BE $         , AND PROCEEDS TO
    THE COMPANY WILL BE $         .

                                 --------------

    THE SHARES ARE OFFERED BY THE SEVERAL UNDERWRITERS WHEN, AS AND IF ISSUED BY THE COMPANY, DELIVERED TO AND ACCEPTED BY THE UNDERWRITERS AND SUBJECT TO THEIR RIGHT TO REJECT ORDERS IN WHOLE OR IN PART. IT IS EXPECTED THAT THE SHARES WILL
BE READY FOR DELIVERY ON OR ABOUT          , 1996, AGAINST PAYMENT IN
IMMEDIATELY AVAILABLE FUNDS.

CS First Boston                                       Dain Bosworth
                                                       Incorporated

                THE DATE OF THIS PROSPECTUS IS          , 1996.

[Outside gatefold: Photos depicting various types of industrial and agricultural equipment]

[Inside gatefold: two maps, one depicting industrial store locations and Deere areas of responsibility and the other depicting agricultural store locations, and two inset photos, one depicting a John Deere harvester and the other a Company service technician repairing industrial equipment]

                                 --------------

    INFORMATION CONTAINED IN THIS PROSPECTUS CONTAINS "FORWARD-LOOKING STATEMENTS" WHICH CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "MAY," "WILL," "EXPECT," "ANTICIPATE," "ESTIMATE," OR "CONTINUE" OR THE NEGATIVE THEREOF OR OTHER VARIATIONS THEREON OR COMPARABLE TERMINOLOGY. THE STATEMENTS IN "RISK FACTORS" BEGINNING ON PAGE 9 OF THIS PROSPECTUS CONSTITUTE CAUTIONARY STATEMENTS IDENTIFYING IMPORTANT FACTORS, INCLUDING CERTAIN RISKS AND UNCERTAINTIES, WITH RESPECT TO SUCH FORWARD-LOOKING STATEMENTS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS.

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE CLASS A COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NNM OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

    DURING THIS OFFERING, CERTAIN PERSONS AFFILIATED WITH PERSONS PARTICIPATING IN THE DISTRIBUTION MAY ENGAGE IN TRANSACTIONS FOR THEIR OWN ACCOUNTS OR FOR THE ACCOUNTS OF OTHERS IN THE CLASS A COMMON STOCK PURSUANT TO EXEMPTIONS FROM RULES 10b-6, 10b-7, AND 10b-8 UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND COMBINED FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. EXCEPT AS OTHERWISE NOTED OR CONTAINED IN THE COMBINED FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED HEREIN, ALL INFORMATION IN THIS PROSPECTUS (I) ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION GRANTED BY THE COMPANY AND (II) REFLECTS CHANGES TO THE COMPANY'S CAPITAL STRUCTURE EFFECTED PRIOR TO THE CONSUMMATION OF THIS OFFERING, INCLUDING THE
    FOR ONE STOCK SPLIT IN CONNECTION WITH THE REINCORPORATION OF THE COMPANY IN
DELAWARE, EFFECTIVE            , 1996. IN ADDITION, (I) REFERENCES TO THE NUMBER
AND LOCATION OF STORES ASSUMES THE COMPLETION OF THE PENDING ACQUISITIONS OF INDUSTRIAL OPERATIONS IN EAST TEXAS AND AGRICULTURAL OPERATIONS IN WASHINGTON,
(II) REFERENCES TO THE COMPANY ON A PRO FORMA BASIS REFLECT ADJUSTMENTS TO GIVE EFFECT TO THE COMPANY'S RECENT ACQUISITION OF INDUSTRIAL OPERATIONS IN CENTRAL TEXAS AND PENDING EAST TEXAS AND WASHINGTON ACQUISITIONS, AS IF ALL SUCH ACQUISITIONS HAD OCCURRED ON FEBRUARY 1, 1995 WITH RESPECT TO THE OPERATIONS, AND ON JULY 31, 1996 WITH RESPECT TO THE BALANCE SHEET, AND (III) REFERENCES TO THE COMPANY INCLUDE ITS WHOLLY-OWNED SUBSIDIARIES. SEE "REINCORPORATION" AND "BUSINESS--GROWTH STRATEGY." THE CLASS A COMMON STOCK AND THE CLASS B COMMON STOCK ARE SOMETIMES COLLECTIVELY REFERRED TO AS THE "COMMON STOCK."

                                  THE COMPANY

    RDO Equipment Co. (the "Company") owns and operates the largest networks of John Deere industrial stores and agricultural stores in the United States. Through its 35 stores, the Company sells, rents, and services industrial and agricultural equipment, primarily supplied by Deere & Company and its subsidiaries ("Deere" or "John Deere"). The Company's revenues have grown at a compound annual rate of 33% over the past five years, from $71.2 million in fiscal 1992 to $223.6 million in fiscal 1996.

    INDUSTRIAL EQUIPMENT INDUSTRY. Management estimates that U.S. retail sales of new industrial equipment in its target product market in calendar 1995 totaled approximately $7.4 billion. Deere is one of the leading suppliers of industrial equipment in the United States for light to medium applications and offers a broad array of products. Currently, Deere has approximately 110 industrial dealers which operate approximately 355 stores in the United States. Each dealer within the Deere industrial system is assigned specific geographic areas of responsibility within which it has the right to sell new Deere products. Over the last five years, while the number of Deere industrial stores has remained constant, the number of Deere industrial dealers has declined by more than 30%. This dealer consolidation is being driven, in part, by an increasing need for capital, owners' concerns about succession, and Deere's support for consolidation of its dealers. The Company expects to benefit from this consolidation trend by continuing its strategic acquisition of Deere industrial dealerships.

    AGRICULTURAL EQUIPMENT INDUSTRY. Management estimates that U.S. retail sales of new agricultural equipment in its target product market in calendar 1995 totaled approximately $10.1 billion. Deere is the leading supplier of agricultural equipment in the United States. Currently Deere has approximately 1,275 agricultural dealers which operate approximately 1,545 stores in the United States. Agricultural dealers are not assigned exclusive territories, but have authorized store locations. The Company believes that Deere agricultural dealerships also face an increasing need for capital, owners' concerns about succession, and Deere support for consolidation and, as a result, that a consolidation of agriculture dealerships will occur. The Company expects that it will have increasing opportunities to complete strategic acquisitions of Deere agricultural dealerships as this consolidation trend develops.

    GROWTH STRATEGY. The Company's growth strategy is to continue to expand and improve its operations through a combination of (i) increasing market share within its existing Deere areas of responsibility, (ii) capitalizing on the consolidation trends among dealers by acquiring additional dealerships, (iii) improving the operating performance of its store networks by implementing its operating model, and (iv) continuing the business and geographic diversification of its operations. Over the last five years, the Company has acquired 16 stores from eight dealers, including eight stores which have been or are expected to be acquired in calendar 1996. The recently completed and pending acquisitions establish new industrial operations in Texas and new agricultural operations in Washington, which the Company believes will provide platforms for further growth. In addition to its acquisitions, the Company also has opened four industrial stores within its Deere areas of responsibility in the last five years.

                              INDUSTRIAL DIVISION

    The Company operates the largest network of Deere industrial stores, representing approximately 6% of Deere's U.S. industrial equipment sales in calendar 1995. The Industrial Division operates 24 stores located primarily in areas with significant construction activity within the Company's designated Deere areas of responsibility, including Dallas-Fort Worth, southern Los Angeles, Minneapolis-St. Paul, Phoenix, and San Diego. Customers of the Company's industrial stores include contractors, for both residential and commercial construction, utility companies, and federal, state, and local government agencies. Revenues of the Industrial Division increased from $30.5 million in fiscal 1992 to $139.0 million in fiscal 1996, representing a compound annual growth rate of 46%. The growth in the Industrial Division's revenues are due to same store sales increases and the acquisition of 14 stores over the last five years. The increases in same store sales are attributable to the continued implementation of the Company's operating model, particularly at acquired stores, as well as a favorable construction environment. Recent industrial acquisitions have been made in Arizona, California, and Texas due to the favorable construction economies and year-round construction seasons in these locations, as well as the Company's strategy to diversify geographically.

    The Company's industrial stores offer a full range of new and used Deere equipment, replacement parts, and fully-equipped service and repair facilities. In addition, the Company sells industrial equipment supplied by other manufacturers, which is complementary to the Deere lines, as well as used industrial equipment taken as trade-ins. The Company believes that product support, through its parts and service programs, has been and will be increasingly important to the profitability of its industrial equipment operations and its ability to attract and retain customers. In the Southwest region, the Industrial Division has established a rental fleet of industrial equipment, which the Company intends to continue to expand.

                             AGRICULTURAL DIVISION

    The Company operates the largest network of Deere agricultural stores, representing approximately 1% of Deere's U.S. agricultural equipment sales in calendar 1995. The Agricultural Division operates 11 stores located in Minnesota, North Dakota, South Dakota, and Washington. Revenues of the Agricultural Division increased from $40.7 million in fiscal 1992 to $84.6 million in fiscal 1996, representing a compound annual growth rate of 20%. The growth in the Agricultural Division revenues is almost entirely due to same store sales increases. The increase in same store sales is attributable to the continued implementation of the Company's operating model, as well as a favorable agricultural economy.

    As full-service suppliers to farmers, the Company's agricultural stores offer a broad range of farm equipment and related products, with sales of new Deere equipment the primary focus. The Company also sells agricultural equipment supplied by other manufacturers which is complementary to the Deere lines, as well as used agricultural equipment taken as trade-ins. In addition, the agricultural stores offer lawn and grounds care equipment, primarily supplied by Deere. As part of its strategy to provide a full complement of product support services to its agricultural customers, the Company offers a broad range of replacement parts and fully-equipped service and repair facilities at each store.

                                GROWTH STRATEGY

    In order to capitalize on industry consolidation trends, expand its market leadership position, and further develop its industrial and agricultural equipment operations, the Company has developed its growth strategy, the key elements of which are:

    - INCREASING MARKET SHARE. The Company seeks to increase its market share by enhancing customer service and generating customer loyalty. With a larger installed base of equipment, the Company has the opportunity to generate additional parts and service business, which currently accounts for approximately 26% of the Company's total revenues and which has higher profit margins than wholegoods sales.

    - PURSUING ADDITIONAL ACQUISITIONS. Acquisitions have been and will continue to be an important element of the Company's growth strategy, particularly given the consolidation trends among equipment dealers. Over the past five years, the Company has acquired 14 industrial stores and two agricultural stores from eight dealers. Due to its leadership position in the industry and its track record in completing and integrating acquisitions, the Company believes that attractive acquisition candidates will continue to become available to the Company. Completion of any prospective acquisition of a Deere dealership requires Deere's consent. See "Business--Recent and Pending Acquisitions" and "Risk Factors--Risks Associated with Expansion."

    - IMPLEMENTING THE RDO OPERATING MODEL. The Company has developed a proven operating model designed to improve the performance and profitability of each of its stores. Components of this operating model include (i) pursuing aggressive marketing programs, (ii) allowing store employees to focus on customers by managing administrative functions, training, and purchasing at the corporate level, (iii) providing a full complement of parts and state-of-the-art service functions, including a computerized real-time inventory system and quick response, on-site repair service,
      (iv) motivating store level management in accordance with corporate goals, and (v) focusing on cost structures at the store level.

    - CAPITALIZING ON DIVERSITY OF OPERATIONS. A major focus of the Company's strategy has been to expand its networks of industrial and agricultural stores into geographic areas that have a large base of construction or agricultural activity and that provide the Company with opportunities to continue to develop its store networks. The Company believes that its business diversification into both industrial and agricultural store operations has significantly increased its customer base, while also mitigating the effects of industry-specific economic cycles. Similarly, the Company's geographic diversification into regions outside the Midwest helps to diminish the effects of seasonality, as well as local and regional economic fluctuations. Typically, other Deere dealers operate only industrial or agricultural dealerships, with a limited number of stores concentrated in a specific geographic region.

                        RECENT AND PENDING ACQUISITIONS

    The Company recently has acquired or entered into agreements to acquire six industrial stores and two agricultural stores, thereby extending the Company's store networks into Texas and Washington, which the Company believes will provide platforms for future growth. The Company recently completed the purchase of a Deere industrial dealership in Central Texas, with three stores located in the Dallas-Fort Worth and Waco metropolitan areas which have a Deere area of responsibility covering the 39 surrounding counties (the "Central Texas Acquisition"). The Company also has agreed to acquire a Deere industrial dealership in East Texas, with three stores located in Longview, Lufkin, and Mount Pleasant, Texas which have a Deere area of responsibility adjoining the Central Texas area of responsibility (the "East Texas Acquisition"). The Company also has agreed to acquire a Deere agricultural dealership, with two stores located in Pasco and Sunnyside, Washington (the "Washington Acquisition"). Completion of any prospective acquisition of a Deere dealership requires Deere's consent. See "Business--Recent and Pending Acquisitions" and "Risk Factors--Risks Associated with Expansion."

    The Company was incorporated in North Dakota on March 13, 1968 and
reincorporated in Delaware on            , 1996. The Company's executive offices
are located at 2829 South University Drive, Fargo, North Dakota 58109. The Company's phone number is (701) 237-6062.

                                  THE OFFERING

Class A Common Stock
 offered......................             shares of Class A Common Stock
Common Stock to be outstanding
 after this Offering
  Class A Common Stock........             shares (1)
  Class B Common Stock........             shares
                                ---------
    Total.....................             shares
                                ---------
                                ---------

Use of Proceeds...............  The net proceeds from this Offering will be used (i) to pay the purchase price or repay indebtedness incurred to
                                finance recent or pending acquisitions in the aggregate
                                amount of approximately $12.3 million, (ii) to make an S
                                corporation distribution in the amount of approximately
                                $15.0 million to the Company's existing stockholders in
                                connection with termination of the Company's S corporation status, and (iii) for general working capital and potential acquisitions. See "Use of Proceeds," "S Corporation
                                Distributions," and "Certain Relationships and Related
                                Transactions."
Voting Rights.................  The Class A Common Stock and Class B Common Stock vote together as a single class on all matters, except as
                                otherwise required by law, with each share of Class A
                                Common Stock entitling its holder to one vote and each
                                share of Class B Common Stock entitling its holder to four votes. All of the outstanding Class B Common Stock is held by Ronald D. Offutt, the Company's Chairman, Chief
                                Executive Officer, and principal stockholder. Under certain circumstances, Class B Common Stock automatically converts into Class A Common Stock. See "Description of Capital
                                Stock-- Common Stock."
Proposed NNM symbol...........  RDOE

------------------------

(1) Excludes       shares of Class A Common Stock reserved for issuance pursuant
    to the Company's stock incentive plan of which       shares will be subject
    to options to be granted upon consummation of this Offering at an exercise price equal to the initial public offering price. See "Management-- 1996 Stock Incentive Plan."

          SUMMARY COMBINED AND PRO FORMA FINANCIAL AND OPERATING DATA
                (in thousands, except store and per share data)

                                                                                                               SIX MONTHS ENDED
                                                        FISCAL YEAR ENDED JANUARY 31,                              JULY 31,
                                  -------------------------------------------------------------------------  --------------------
                                                         ACTUAL                              PRO FORMA              ACTUAL
                                  -----------------------------------------------------     AS ADJUSTED      --------------------
                                    1992       1993       1994       1995       1996        1996 (1)(4)        1995       1996
                                  ---------  ---------  ---------  ---------  ---------  ------------------  ---------  ---------

INCOME STATEMENT DATA:
Revenues........................  $  71,226  $ 105,378  $ 144,112  $ 183,910  $ 223,557      $  288,598      $ 109,747  $ 153,773
Cost of sales...................     56,422     83,548    116,369    148,111    180,839         232,109         89,119    125,841
                                  ---------  ---------  ---------  ---------  ---------        --------      ---------  ---------
Gross profit....................     14,804     21,830     27,743     35,799     42,718          56,489         20,628     27,932
Selling, general, and
 administrative expense.........     11,929     16,737     20,577     24,893     31,655          41,852         14,860     18,523
                                  ---------  ---------  ---------  ---------  ---------        --------      ---------  ---------
Operating income................      2,875      5,093      7,166     10,906     11,063          14,637          5,768      9,409
Interest expense................     (1,299)    (1,284)    (1,670)    (1,895)    (3,817)         (3,663)        (1,590)    (2,667)
Interest income.................        173        376        336        802        823           1,292            403        517
                                  ---------  ---------  ---------  ---------  ---------        --------      ---------  ---------
Net income......................  $   1,749  $   4,185  $   5,832  $   9,813  $   8,069      $   12,266      $   4,581  $   7,259
                                  ---------  ---------  ---------  ---------  ---------        --------      ---------  ---------
                                  ---------  ---------  ---------  ---------  ---------        --------      ---------  ---------
PRO FORMA INCOME STATEMENT DATA:
 (UNAUDITED)
Income before taxes.............  $   1,749  $   4,185  $   5,832  $   9,813  $   8,069      $   12,266      $   4,581  $   7,259
Provision for income taxes(2)...        700      1,674      2,332      3,925      3,228           4,906          1,832      2,904
                                  ---------  ---------  ---------  ---------  ---------        --------      ---------  ---------
Net income......................  $   1,049  $   2,511  $   3,500  $   5,888  $   4,841      $    7,360      $   2,749  $   4,355
                                  ---------  ---------  ---------  ---------  ---------        --------      ---------  ---------
                                  ---------  ---------  ---------  ---------  ---------        --------      ---------  ---------
Net income per share............
Weighted average shares
 outstanding....................

SELECTED OPERATING DATA:
Comparable store net sales
 increase.......................         --        12%        32%        25%        11%              --             8%        39%
Stores open at beginning of
 period.........................         15         17         21         22         22              22             22         26
  Stores opened.................          1          0          0          0          2               2              1          1
  Stores acquired...............          1          4          1          0          2              10              2          3
                                  ---------  ---------  ---------  ---------  ---------        --------      ---------  ---------
Stores open at end of period....         17         21         22         22         26              34             25         30
                                  ---------  ---------  ---------  ---------  ---------        --------      ---------  ---------
                                  ---------  ---------  ---------  ---------  ---------        --------      ---------  ---------
Capital expenditures............  $     561  $     681  $     627  $   1,028  $   9,993      $   10,673      $   1,715  $     680
Depreciation....................        504        584        668        634      1,085           1,788            307        690


                                      PRO FORMA
                                     AS ADJUSTED
                                     1996 (1)(4)
                                  ------------------
INCOME STATEMENT DATA:
Revenues........................      $  188,614
Cost of sales...................         153,388
                                        --------
Gross profit....................          35,226
Selling, general, and
 administrative expense.........          23,391
                                        --------
Operating income................          11,835
Interest expense................          (2,675)
Interest income.................             800
                                        --------
Net income......................      $    9,660
                                        --------
                                        --------
PRO FORMA INCOME STATEMENT DATA:
 (UNAUDITED)
Income before taxes.............      $    9,660
Provision for income taxes(2)...           3,984
                                        --------
Net income......................      $    5,676
                                        --------
                                        --------
Net income per share............
Weighted average shares
 outstanding....................
SELECTED OPERATING DATA:
Comparable store net sales
 increase.......................              --
Stores open at beginning of
 period.........................              26
  Stores opened.................               1
  Stores acquired...............               8
                                        --------
Stores open at end of period....              35
                                        --------
                                        --------
Capital expenditures............      $    1,489
Depreciation....................             910

                                                                                                             AS OF
                                                                                                           JULY 31,
                                                                                                             1996
                                                                                                           ---------
                                                                                                            ACTUAL
                                                                                                           ---------
BALANCE SHEET DATA:
Working capital..........................................................................................  $  19,720
Inventories..............................................................................................    129,008
Total assets.............................................................................................    177,202
Floor plan payables(5)...................................................................................    104,795
Total debt...............................................................................................     17,931
Stockholders' equity.....................................................................................     34,284


                                                                                                               PRO FORMA

                                                                                                           AS ADJUSTED (3)(4)

                                                                                                           ------------------

BALANCE SHEET DATA:
Working capital..........................................................................................      $   44,962

Inventories..............................................................................................         146,129

Total assets.............................................................................................         198,131

Floor plan payables(5)...................................................................................         105,925

Total debt...............................................................................................          11,031

Stockholders' equity.....................................................................................          60,884


                                               (SEE FOOTNOTES ON FOLLOWING PAGE)

      NOTES TO SUMMARY COMBINED AND PRO FORMA FINANCIAL AND OPERATING DATA

(1) Reflects adjustment to give effect to the Central Texas Acquisition and the pending East Texas and Washington Acquisitions as if such acquisitions had occurred February 1, 1995. The pro forma information is not necessarily indicative of the results that actually would have been achieved had such transactions been consummated as of February 1, 1995, or that may be achieved in the future. See Selected Combined and Pro Forma Financial and Operating Data and Pro Forma Unaudited Financial Statements and the Notes thereto.

(2) For all periods presented, the Company was an S corporation and was not generally subject to corporate income taxes. The pro forma income tax provision has been computed as if the Company were subject to corporate income taxes for all periods presented based on the tax laws in effect during the respective periods. See "S Corporation Distributions" and the Combined Financial Statements and the Notes thereto.

(3) Adjusted to give effect to: (i) the Central Texas Acquisition and the pending East Texas and Washington Acquisitions and (ii) the deferred tax asset of approximately $400,000 resulting from the termination of the Company's status as an S corporation.

(4) Adjusted to give effect to the sale of       shares of Class A Common Stock
    offered hereby at an assumed initial offering price of $      per share, and
    the application of the net proceeds therefrom. See "Use of Proceeds," "S Corporation Distributions," "Capitalization," Pro Forma Unaudited Financial Statements and the Notes thereto, and the Combined Financial Statements and the Notes thereto.

(5) Includes interest bearing and non-interest bearing liabilities incurred in connection with inventory financing. See Note 5 to the Combined Financial Statements.

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE FOLLOWING RISK FACTORS BEFORE PURCHASING THE SHARES OF CLASS A COMMON STOCK OFFERED HEREBY.

DEPENDENCE UPON JOHN DEERE

    The Company is an authorized dealer of John Deere industrial and agricultural equipment and parts in its designated areas of responsibility and store locations, and the Company's acquisition strategy contemplates the acquisition of additional Deere areas of responsibility and store locations in the future. During fiscal 1996, approximately 72% of the Company's new equipment sales represented sales of new equipment supplied by Deere and a majority of the Company's sales from parts and service also were directly related to Deere equipment. The Company depends on Deere for floor plan financing to finance a substantial portion of its inventory. As of July 31, 1996, Deere and its subsidiaries were financing approximately $89.3 million of the Company's inventory of Deere equipment. See "Business--Floor Plan Financing." In addition, Deere provides a significant percentage of the financing used by the Company's customers to purchase Deere equipment from the Company. See "Business--Customer Financing Options." Deere also provides incentive programs and discount programs from time to time which enable the Company to price its products more competitively. In addition, Deere conducts promotional and marketing activities on national, regional, and local levels. Due to the Company's dependence on Deere, the Company believes that its success depends, in significant part, on
(i) the overall success of Deere, (ii) the availability and terms of floor plan financing and customer financing from Deere, (iii) the incentive and discount programs provided by Deere and its promotional and marketing efforts for its industrial and agricultural products, (iv) the goodwill associated with John Deere trademarks, (v) the introduction of new and innovative products by Deere,
(vi) the manufacture and delivery of competitively-priced, high quality equipment and parts by Deere in quantities sufficient to meet the requirements of the Company's customers on a timely basis, and (vii) the quality, consistency, and management of the overall Deere dealership system. If Deere does not provide, maintain, or improve any of the foregoing, there could be a material adverse effect on the Company's results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Dealership Agreements."

DEERE TERMINATION RIGHTS

    Under the Deere Agreement, Deere has the right to terminate the Company's dealer appointments immediately if Ronald D. Offutt, the Company's Chairman, Chief Executive Officer, and principal stockholder, ceases to (i) own or control in excess of 50% of the outstanding voting power or whatever greater percentage is required to control corporate actions that require a stockholder vote, and
(ii) own at least 35% of the outstanding Common Stock. Upon consummation of this
Offering, Mr. Offutt will own or control approximately    % (   % if the
over-allotment option is exercised in full) of the outstanding voting power of
the Company and will own approximately    % (   % if the over-allotment option
is exercised in full) of the Common Stock. Deere also has a right of termination in the event of Mr. Offutt's death; however, Deere cannot exercise this right of termination if, at that time, (i) there is in place an ownership succession plan approved by Deere, (ii) the Company and Deere have identified events which would thereafter constitute changes of control of the Company entitling Deere to terminate the dealer appointments, (iii) the Company and each of its stores are under continuing management acceptable to Deere, (iv) there is no existing breach and no grounds for termination exist with respect to any of the agreements with Deere, including the ownership requirements, and (v) Deere in its sole discretion has determined that each of the Company's areas of responsibility and store locations justifies the continuation of the Deere appointment for such area or location. In addition, Deere is entitled to terminate the Company's dealer appointments on one year's notice if the equity-to-assets ratio of the Company's Deere dealer operations is below 25% as calculated by Deere based on the Company's fiscal year end audit, provided that the Company has not cured such deficiency within 180 days of such fiscal year end. Certain business operations and assets of the Company held in wholly-owned subsidiaries, such as real estate and its irrigation and rental businesses, are excluded from this calculation. In addition, without regard to any subsequent attempts to cure, upon one year's notice Deere may terminate dealer appointments for which the Company fails to meet certain performance criteria and market share objectives for each of its agricultural stores, including developing and achieving Deere-approved business plans. The Company's industrial operations also must maintain overall and core product market share and product support standards at a level greater than the level corresponding to the 50th percentile of all of Deere's United States industrial dealers and may be terminated upon one year's prior written notice without regard to any subsequent attempts to cure. Acquired operations that are performing below these levels at the time the acquisition is completed have a three-year grace period to meet these standards. As of the date of this Prospectus, Deere has advised the Company that, after excluding recent acquisitions that fall into such grace period, the Company's operations meet all of these performance criteria. In addition, Deere can terminate the agricultural dealer appointments for cause or if Deere determines that there is not sufficient market potential to support a dealership in a particular location upon prior written notice to the Company of 180 days. The dealer appointments terminate immediately upon the commencement of dissolution or liquidation of the Company or a sale of a substantial part of the business, change in the location of a dealership without Deere's prior written consent, the withdrawal of a major stockholder or a substantial reduction in interest of a major stockholder, or a default under any security agreement with Deere. The appointments also may be terminated upon the revocation or discontinuance of any guaranty of Ronald D. Offutt or the Company to Deere, unless replaced by a letter of credit acceptable to Deere. See "Business-- Personal Guaranty." Termination of certain or all of the dealer appointments would have material adverse effect on the results of operations and financial condition of the Company. See "Business--Dealership Agreements."

DEERE DEALERSHIP AGREEMENTS--OTHER PROVISIONS

    The Company operates its Deere industrial and agricultural stores pursuant to a master agreement with Deere (the "Deere Agreement") and pursuant to Deere's customary industrial or agricultural dealership agreements for each of the Company's industrial areas of responsibility and agricultural store locations. These agreements impose a number of restrictions and obligations on the Company with respect to its operations, including a prohibition on carrying industrial products which are competitive with Deere products, and an obligation to maintain suitable facilities, provide competent management, actively promote the sale of Deere equipment in the Company's designated areas of responsibility, fulfill the warranty obligations of Deere, provide service and maintain sufficient parts inventory to service the needs of its customers, maintain inventory in proportion to the sales potential in each area of responsibility, maintain adequate working capital, and maintain stores only in authorized locations. The Deere Agreement also provides that the Company cannot engage in discussions to acquire other Deere dealerships without Deere's prior written consent, which Deere may withhold in its sole discretion. In addition, Deere has the right to have input into the selection of Company's management personnel, including store managers. The prior consent of Deere is required for the opening of any store within the Company's designated areas of responsibility and for the acquisition of any other Deere dealership. There can be no assurance that any such consent will be given by Deere. See "Business--Dealership Agreements." In addition, the Company is prohibited from making acquisitions, initiating new business activity, paying dividends, repurchasing its capital stock, or making any other distributions to stockholders if the Company's equity to assets ratio is below 30%, as calculated by Deere under the Deere Agreement, or if such ratio would fall below 30% as a result of such action. The Company believes its equity-to-assets ratio at the time of consummation of this Offering and at the end of fiscal 1997 will be at least 30%.

    The dealer appointments are not exclusive. Deere could appoint other dealers in close proximity to the Company's existing stores. The areas of responsibility assigned to the Company's industrial dealerships can be reduced by Deere upon 120 days prior written notice. In addition, the dealer agreements can be amended at any time without the Company's consent, so long as the same amendment is made to the dealer agreements of all other Deere dealers. Deere also has the right to sell directly to federal, state, or and local governments as well as national accounts. To the extent Deere appoints other dealers in the Company's markets, reduces the areas of responsibility relating to the Company's industrial stores, or amends the dealer agreements, the Company's results of operations and financial condition could be adversely affected.

EFFECTS OF DOWNTURN IN GENERAL ECONOMIC CONDITIONS; CYCLICALITY, SEASONALITY,
  AND WEATHER

    The Company's business, and particularly the sale of new equipment, is dependent on a number of factors relating to general economic conditions, including agricultural industry cycles, construction spending and industry cycles, federal, state, and local government spending on highways and other construction projects, new housing starts, interest rate fluctuations, economic recessions, customer business cycles, and customer confidence in the economy. Accordingly, the Company's financial condition and results of operations may be materially and adversely affected by any general downward economic pressures, or adverse cyclical trends. The ability to finance affordable purchases, of which the interest rate charged is a significant component, is an important part of a customer's decision to purchase equipment. Interest rate increases may make equipment purchases less affordable for customers and, as a result, the Company's net sales and profitability may decrease. To the extent the Company cannot pass on to its customers its own increased costs of inventory financing as a result of increased interest rates its net income also may decrease. As a result of the foregoing, the Company's results of operations have in the past and in the future are expected to continue to fluctuate from quarter to quarter and year to year.

    The Company generally experiences lower levels of equipment sales during the period from November through April, impacting the first and fourth quarters of each fiscal year, due to the crop growing season and winter weather conditions in the Midwest. Typically, farmers purchase agricultural equipment immediately prior to planting or harvesting crops, which occurs during the Company's second and third quarter. As a result, sales of agricultural equipment generally are lower in the first and fourth quarters. Winter weather in the Midwest also limits construction to some degree and, therefore, also typically results in lower sales of industrial equipment in the first and fourth quarters. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    The Company's results of operations have been and are expected to be affected by weather. Severe weather can adversely impact agricultural and construction activity, resulting in decreased demand for the Company's products and services and lost revenues. For example, the winter of 1995/1996 was extremely cold, with numerous record low temperatures set in both December 1995 and January 1996. As a result, customers in the Midwest were not buying wholegoods and equipment was not able to be moved to have normal servicing performed. To the extent severe weather occurs, the Company's results of operations and financial condition could be adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RISKS ASSOCIATED WITH EXPANSION

    The Company believes a significant portion of its future growth will depend on its ability to acquire additional dealerships. In pursuing its acquisition strategy, the Company will face risks commonly encountered with growth through acquisitions. These risks include incurring significantly higher than anticipated capital expenditures and operating expenses, failing to assimilate the operations and personnel of the acquired dealerships, disrupting the Company's ongoing business, dissipating the Company's management resources, failing to maintain uniform standards, controls, and policies, and impairing relationships with employees and customers as a result of changes in management. Fully integrating an acquired dealership into the Company's operations and realization of the full benefit of the Company's strategies, operating model, and systems may take several years. There can be no assurance that the Company will be successful in overcoming these risks or any other problems encountered with such acquisitions, including the Company's recent and pending acquisitions. To the extent the Company does not successfully avoid or overcome the risks or problems related to acquisitions, the Company's results of operations and financial condition could be adversely affected. Future acquisitions also will have a significant impact on the Company's financial position and capital needs, and could cause substantial fluctuations in the Company's quarterly and yearly results of operations. Acquisitions could include significant goodwill and intangible assets, resulting in substantial amortization charges to the Company that would reduce stated earnings. See

"Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Growth Strategy--Pursuing Additional Acquisitions."

    Deere's consent is required for the acquisition of any Deere dealership, and consequently, any prospective acquisition the Company negotiates will require Deere to consent to the Company's becoming the Deere dealer for the acquired store locations and, with industrial dealerships, for the subject area of responsibility. Deere typically evaluates management, performance, and capitalization of a prospective acquiror in determining whether to consent to the sale of a Deere dealership. While the Company believes that its management, operational history, acquisition history, and capitalization allow it to compete effectively for the acquisition of additional areas of responsibility and stores, there can be no assurance that Deere will allow ownership concentration of Deere dealerships beyond a certain level. Although the Company believes that Deere wants fewer, better capitalized dealers to achieve higher sales and better customer service, there can be no assurance that Deere will approve any or all future acquisitions proposed by the Company. See "Business--Dealership Agreements."

MANAGEMENT OF GROWTH

    The Company has grown significantly in recent years and is expected to continue to grow through internal growth and acquisitions. Management has expended, and expects to continue to expend, significant time and effort in evaluating, completing, and integrating acquisitions and opening new stores. There can be no assurance that the Company's systems, procedures, and controls will be adequate to support the Company's operations as they expand. Any future growth also will impose significant added responsibilities on members of senior management, including the need to identify, recruit, and integrate new senior level managers and executives. There can be no assurance that such additional management will be identified and retained by the Company. If the Company is unable to manage its growth efficiently and effectively, or is unable to attract and retain additional qualified management, there could be a material adverse effect on the Company's financial condition and results of operations.

AVAILABILITY OF ACQUISITION CANDIDATES; NEED FOR ADDITIONAL CAPITAL

    The Company's ability to continue to grow through the acquisition of additional Deere areas of responsibility and store locations or other businesses will be dependent upon (i) the availability of suitable acquisition candidates at an acceptable cost, (ii) receiving Deere approval of acquisitions as required or appropriate, (iii) the Company's ability to compete effectively for available acquisition candidates, and (iv) the availability of capital to complete the acquisitions. Expansion of the Company through new store openings and internal growth also will require significant capital expenditures. The Company intends to finance acquisitions, new stores, and internal growth with cash generated from operations, through the incurrence or assumption of indebtedness, and through issuances of Class A Common Stock, Preferred Stock, other forms of equity, or debt securities. Using cash to complete acquisitions and finance internal growth could substantially limit the Company's financial flexibility, using debt could result in financial covenants that limit the Company's operating and financial flexibility, and using equity may result in significant dilution of existing stockholders' interest in the Company. The use of cash, debt, or equity to complete acquisitions and finance internal growth also could be limited by provisions in the Deere Agreement, which gives Deere the right to terminate the Company's dealer appointments if Mr. Offutt ceases to (i) own or control in excess of 50% of the outstanding voting power, or whatever greater percentage is required to control corporate actions requiring a stockholder vote, and (ii) own at least 35% of the outstanding Common Stock, and which requires that the Company meet the required equity-to-asset ratio upon completion of each acquisition. The Deere Agreement also provides that the Company cannot engage in discussions to acquire other Deere dealerships without Deere's prior written consent, which Deere may withhold in its sole discretion. See "Business--Dealership Agreements." In addition, there can be no assurance that the Company will be able to obtain additional capital on acceptable terms. If the Company is unable to obtain additional capital on acceptable terms, the Company's acquisition activities and internal growth may be limited. See "Management's Discussion and Analysis of Financial Condition and Results of Operation--Liquidity and Capital Resources." In addition, there can be no assurance that

Deere will consent to any future acquisition. To the extent the Company is limited in its ability to make acquisitions or to grow internally for any reason, the Company's growth, financial condition, and results of operations could be adversely affected.

SUBSTANTIAL INVENTORY FINANCING REQUIREMENTS

    The sale of industrial and agricultural equipment requires substantial inventories of equipment and parts to be maintained at each store in order to facilitate sales to customers on a timely basis. The Company generally purchases its inventories of Deere equipment with the assistance of floor plan financing programs through Deere. Inventories of products from other suppliers generally are financed through a line of credit with Ag Capital Company ("Ag Capital"), a cooperative lending institution which is controlled by Ronald D. Offutt, the Company's Chairman, Chief Executive Officer, and principal stockholder, or through floor financing programs offered by such suppliers. As the Company grows, whether internally or through the acquisition of areas of responsibility and store locations, its inventory requirements will increase and, as a result, the Company's financing requirements also will increase. In the event that the Company's available financing sources are not sufficient to satisfy its future requirements, the Company would be required to obtain additional financing from other sources. While the Company believes that it could obtain additional financing or alternative financing if required, there can be no assurance that such financing could be obtained on commercially reasonable terms. To the extent such additional financing cannot be obtained on commercially reasonable terms, the Company's growth and results of operations could be adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources," "Business--Floor Plan Financing," and "Certain Relationships and Related Transactions."

COMPETITION

    The Company anticipates that both its industrial and agricultural operations will continue to face strong, and perhaps increasing, competition. The Company's industrial stores compete with distributors of industrial equipment from suppliers other than Deere such as Case Corporation ("Case"), Caterpillar Inc. ("Caterpillar"), and Komatsu Corporation ("Komatsu"). The Company's agricultural stores compete with distributors of agricultural equipment from suppliers such as Agco Corporation ("Agco"), Case, and New Holland, N.V., a subsidiary of Fiat ("New Holland"). Some of these competitors may be larger and have substantially greater capital resources than the Company. The Company's stores also compete to a degree with other Deere dealerships. Competition among distributors of equipment can be intense and is primarily based on price, value, reputation, quality, and design of the products offered by the dealer, the customer service and equipment servicing provided by the dealer, and the accessibility of stores. Although the Company believes that it is competitive in all of these categories, there can be no assurance that the Company will remain competitive in general or in any particular area in which the Company has operations. To the extent Deere's competitors provide their distributors with more innovative and/or higher quality products, better pricing or customer financing, or have more effective marketing efforts, the Company's ability to compete and financial condition and results of operations could be adversely affected. In addition, to the extent Deere's products are not as competitive or in demand as those of other suppliers, the Company's results of operations could be adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Competition."

DEPENDENCE UPON KEY PERSONNEL

    The Company believes its success depends, in large part, upon the continued services of Ronald D. Offutt, Chairman and Chief Executive Officer, Paul T. Horn, President and Chief Operating Officer, and Allan F. Knoll, Chief Financial Officer. The loss of any of these individuals could materially and adversely affect the Company. Mr. Horn will be devoting his full-time with the Company and Messrs. Offutt and Knoll will continue to spend approximately 25% of their time on Company-related activities, with the balance of their time spent on activities for R. D. Offutt Company ("Offutt Co.") and other entities wholly or substantially owned, controlled, and/or managed by Mr. Offutt (collectively, the "Offutt Entities"). Messrs. Knoll and Horn also are stockholders and serve as officers and directors of Offutt Co. and many of the Offutt Entities. See "Management" and "Certain Relationships and Related Transactions."

CERTAIN TRANSACTIONS WITH AFFILIATES AND POTENTIAL CONFLICTS OF INTEREST

    The Company has engaged in, and expects to continue to engage in, business transactions with various Offutt Entities, including, among others, sales of agricultural equipment and parts, leasing of real estate, corporate support services, floor plan financing, and customer financing. The Company had sales of equipment and related parts and services to the Offutt Entities in the aggregate amounts of $1.9 million, $3.5 million, $5.5 million, and $4.5 million in fiscal 1994, 1995, 1996, and the six months ended July 31, 1996, respectively. Ag Capital and another Offutt Entity provide the Company with financing for a portion of its working capital needs, primarily inventory financing for non-Deere equipment. Interest on such financings typically is at the prime rate as it varies from time to time. Total interest paid to Offutt Entities for inventory financing totalled $771,000, $627,000, $849,000, and $426,000 in fiscal 1994, 1995, 1996, and the six months ended July 31, 1996, respectively. The total amounts outstanding under these inventory financing arrangements at July 31, 1996 was $11.9 million. In addition, the amount of customer financing provided by Offutt Entities as of January 31, 1994, 1995, and 1996, and as of July 31, 1996 was $12.2 million, $24.3 million, and $32.8 million, and $41.4 million, respectively. The Offutt Entities will continue to purchase equipment, parts, and services from the Company and provide financing to the Company and its customers following this Offering. The Company receives certain corporate support services from various Offutt Entities, including office space for its executive offices, use of conference and meeting facilities, use of an aircraft for Company business, administration of the Company's 401(k) plan and other employee benefits, and certain real estate management services. The Company has historically paid for such services based on its pro rata usage compared to the usage of other Offutt Entities or at a fixed charge. Charges for such services totalled $48,000, $56,000, $77,000, and $35,000, in fiscal 1994, 1995, 1996, and the six months ended July 31, 1996, respectively. Upon consummation of this Offering, all such services will be provided to the Company pursuant to a three-year Corporate Services Agreement and the cost of such services to the Company will be on the same basis as in prior years. The Company believes that all of these transactions were made on terms no less favorable to the Company than could have been obtained from unaffiliated third parties. All future transactions between the Company and any of the Offutt Entities or the Company's officers, directors, principal stockholder, or their affiliates will be approved both by a majority of all members of the Company's Board of Directors and by a majority of the independent and disinterested outside directors, and will continue to be on terms believed to be no less favorable to the Company than could be obtained from unaffiliated third parties. Messrs. Offutt, Horn, and Knoll also are stockholders and serve as officers and directors of various Offutt Entities, which may present a conflict of interest when the Company enters into transactions with an Offutt Entity. See "Certain Relationships and Related Transactions."

CONTROL BY RONALD D. OFFUTT

    The Company's outstanding voting capital stock consists of Class A Common Stock and Class B Common Stock. Holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to four votes per share. Upon consummation of this Offering, Ronald D. Offutt, the Company's Chairman, Chief Executive Officer, and principal stockholder, will own
100% of the outstanding Class B Common Stock representing approximately    % of
the outstanding voting power of the Common Stock (approximately   % if the
Underwriters' over-allotment is exercised in full). Under the Deere Agreement, Deere has the right to terminate the Company's dealer appointments if Mr. Offutt ceases to (i) own or control in excess of 50% of the outstanding voting power, or whatever greater percentage is required to control corporate actions that require a stockholder vote, and (ii) own at least 35% of the outstanding Common Stock. As a result of such voting control, Mr. Offutt will have the power to control the Company, including the election of all of the directors of the Company, the determination of matters requiring stockholder approval, and other matters pertaining to corporate governance. Such voting concentration may have the effect of discouraging, delaying, or preventing a change of control, including transactions in which the holders of Class A Common Stock might otherwise receive a premium for their shares over the then-current market price. See "Principal Stockholders" and "Description of Capital Stock."

PRODUCT LIABILITY RISK

    Products sold or serviced by the Company may expose it to potential liabilities for personal injury or property damage claims relating to the use of such products. Although product liability claims historically have not had a material adverse effect upon the Company, there can be no assurance that the Company will not be subject to or incur any liability for such claims in the future. While the Company maintains third-party product liability insurance which it believes to be adequate, there can be no assurance that the Company will not experience claims in excess of its insurance coverage, or claims which are ultimately not covered by insurance or for which manufacturers do not provide indemnity. There also can be no assurance that such insurance will continue to be available on economically reasonable terms. An uninsured or partially insured claim for which indemnification is not provided could have a material adverse effect on the financial condition of the Company. Furthermore, if any significant claims are made against the Company or against Deere or any of the Company's other suppliers, the Company's business may be adversely affected by any resulting negative publicity. See "Business--Product Liability and Legal Proceedings."

GOVERNMENT REGULATION

    The Company is subject to numerous federal, state, and local rules and regulations, including regulations promulgated by the Environmental Protection Agency and similar state agencies with respect to storing, shipping, disposing, discharging, and manufacturing hazardous materials and hazardous and non-hazardous waste. These activities are associated with the repair and maintenance of equipment at the Company's facilities. Currently, none of the Company's stores or operations exceed small quantity generation status. Although the Company believes that its operations are in material compliance with current laws and regulations, including environmental laws and regulations, there can be no assurance that current regulatory requirements will not change, that unforeseen environmental incidents will not occur, or that past contamination or non-compliance with environmental laws will not be discovered on properties on which the Company is or has been located. See "Business--Environmental Standards and Government Regulations."

S CORPORATION STATUS; USE OF PROCEEDS

    Beginning November 1, 1989 and continuing until the consummation of this Offering, the Company has elected to be treated as an S corporation under the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"). As a result, the Company's stockholders have been directly subject to tax on the income of the Company for federal, state and certain local income tax purposes. The Company will use approximately $15.0 million of the proceeds from this Offering to make a distribution to its existing stockholders of substantially all of the previously undistributed accumulated net income of the Company as of January 31, 1996 with respect to which such stockholders previously paid taxes. Upon consummation of this Offering, the Company will be taxed as a C corporation and similar distributions will not be made to the purchasers of Class A Common Stock in this Offering. Additionally, while the Company believes that it has met the S corporation requirements and, as of the date of this Prospectus, the Internal Revenue Service (the "IRS") has not challenged the Company's S corporation status, if, for any reason, the Company were subsequently determined by the IRS not to have met S corporation requirements, the Company could be liable to pay federal corporate taxes on its income at the effective federal corporate tax rate for all or a part of the period from November 1, 1989 through the consummation of this Offering, plus interest and possibly penalties. See "S Corporation Distributions" and "Certain Relationships and Related Transactions."

ANTI-TAKEOVER MEASURES; POSSIBLE ISSUANCES OF PREFERRED STOCK

    Under the Deere Agreement, Deere may terminate the Company's dealer appointments if Mr. Offutt ceases to (i) own or control in excess of 50% of the outstanding voting power, or whatever greater percentage is required to control corporate actions that require a stockholder vote, and (ii) own at least 35% of the outstanding Common Stock. Under the Deere Agreement, in the event of Ronald
D. Offutt's death Deere also will have the power to terminate the Company's dealer appointments upon the occurrence of a "change of control". These restrictions may effectively prevent a third party from acquiring a substantial portion or a majority of the Company's outstanding capital stock without Deere's consent. See "Business--Dealership Agreements." In addition, pursuant to the Company's Certificate of Incorporation, the Board of Directors is authorized to
issue up to     shares of Preferred Stock and fix the rights, preferences, privileges, and restrictions, including voting rights, of such shares without any further vote or action by the stockholders. The rights of the holders of Class A Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. While the Company has no present intention to issue shares of Preferred Stock, any such issuance could make it more difficult for a third party to acquire a majority of the outstanding voting power of the Company. Stockholders also do not have the right to cumulative voting for the election of directors. The ownership interest and voting control by Mr. Offutt, the requirements in the Deere Agreement, the ability of the Board of Directors to issue shares of Preferred Stock without further vote or action by the stockholders, and other provisions in the Company's Certificate of Incorporation may discourage, delay, or prevent a change of control of the Company without further action by the stockholders, and, consequently, also could adversely affect the market price of the Class A Common Stock. The Company also is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law (the "DGCL"), which could have the effect of delaying or preventing a change of control of the Company. See "Description of Capital Stock."

SHARES ELIGIBLE FOR FUTURE SALE

    Sales of shares of Class A Common Stock (including shares issued upon the exercise of stock options) in the public market after consummation of this Offering, or the perception that such sales could occur, could materially and adversely affect the market price of the Class A Common Stock. Such sales also might make it more difficult for the Company to sell equity securities or equity-related securities in the future at a time and price that the Company would deem appropriate. Upon the consummation of this Offering, the Company will
have          shares of Class A Common Stock outstanding, of which the shares offered hereby will be tradeable without restriction unless they are purchased by an affiliate of the Company. Shares of Common Stock outstanding prior to consummation of this Offering will be "restricted securities" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"). These "restricted securities" and any shares purchased by affiliates of the Company in this Offering may be sold only if they are registered under the Securities Act or pursuant to an applicable exemption from the registration requirements of the Securities Act, including Rule 144. The Company and the holders of shares of Common Stock have agreed not to sell, otherwise dispose of, or pledge such shares for 180 days after the date of this Prospectus without the prior written consent of CS First Boston Corporation. After expiration of the lock-up
agreements, an aggregate of               shares will be available for sale in
the public market, subject in certain cases to volume and manner of sale
limitations. The remaining             shares of Common Stock held by existing
stockholders will become eligible for public resale at various times over a period of less than two years following the consummation of this Offering, subject in some cases to volume and manner of sale limitations pursuant to Rule
144. In addition, the Company intends to file a registration statement under the
Securities Act to register an aggregate of           shares of Class A Common
Stock reserved for issuance under the Company's 1996 Stock Incentive Plan (the "Incentive Plan"). The Company intends to grant options to purchase shares of Class A Common Stock prior to consummation of this Offering at an exercise price equal to the initial public offering price. The issuance of such shares could result in the dilution of the voting power of the shares of Class A Common Stock purchased in this Offering and could have a dilutive effect on earnings per share.

See "Management--1996 Stock Incentive Plan," "Description of Capital Stock," "Shares Eligible for Future Sale," and "Underwriting."

NO PRIOR MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

    Prior to this Offering, no public market for the Common Stock existed. Although the Company has applied to have the Class A Common Stock approved for listing on the NNM, there can be no assurance that an active trading market will develop or be sustained following this Offering. The initial public offering price of the Class A Common Stock offered hereby will be determined through negotiations between the Company and representatives of the Underwriters. See "Underwriting." The market price for the Class A Common Stock may be volatile and subject to fluctuations resulting from news announcements concerning the Company, quarterly operating results, the markets for industrial or agricultural equipment, announcements by Deere or other suppliers of equipment to the Company or by competitive manufacturers, analyst recommendations, general securities market conditions, and other factors. The stock market in general, and the market for shares of small capitalization stocks in particular, have experienced significant price and volume fluctuations that often have been unrelated to the operating performance of particular companies. These market fluctuations may adversely affect the market price of the Class A Common Stock and the negotiated initial public offering price may not be indicative of future market prices of the Class A Common Stock.

DILUTION

    Purchasers of shares of the Class A Common Stock offered hereby (at an
assumed initial public offering price of $     per share) will experience
immediate and substantial dilution of the net tangible book value of the Class A
Common Stock in the amount of $       per share from the initial public offering
price. The net tangible book value per share of the Class A Common Stock represents the amount of the Company's tangible assets less liabilities divided by the number of shares of Common Stock outstanding. See "Dilution."

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the        shares of Class
A Common Stock offered hereby (at an assumed initial public offering price of
$     per share and after deducting estimated underwriting discounts and commissions and offering expenses) are estimated to be approximately $41.2 million ($47.4 million if the Underwriters' over-allotment option is exercised in full).

    The Company plans to use a portion of the net proceeds in this Offering to pay the purchase price and repay indebtedness incurred in connection with recently completed or pending acquisitions, in the aggregate amount of approximately $12.3 million, including (i) a promissory note in the amount of $8.4 million, payable by the Company to Ag Capital, which bears interest at the prime rate (8.25% as of September 30, 1996) and matures on January 31, 1997, incurred in connection with the Central Texas Acquisition, (ii) a promissory note in the amount of $1.7 million, payable by the Company to Ag Capital, which will bear interest at the prime rate and will mature January 31, 1997, incurred in connection with the Washington Acquisition, and (iii) $2.2 million to complete the East Texas Acquisition. See "Certain Relationships and Related Transactions." The Company also plans to use a portion of the net proceeds of this Offering to pay an aggregate distribution of approximately $15.0 million to the existing stockholders of the Company, which represents a previously declared dividend to such stockholders of substantially all of the previously undistributed, accumulated net income of the Company as of January 31, 1996. See "S Corporation Distributions."

    The Company plans to use the balance of the net proceeds of approximately $13.9 million ($20.1 million if the Underwriter's over-allotment option is exercised in full) for general corporate purposes, including working capital and potential acquisitions. Pending such uses, the balance of the net proceeds will be used to reduce borrowings under the Company's lines of credit, including its floor plan financing with Deere, which bears interest at the prime rate (8.25% as of September 30, 1996).

                          S CORPORATION DISTRIBUTIONS

    The Company has elected to be taxed as an S corporation since November 1, 1989 and its S corporation election will continue until the consummation of this Offering. Consequently, the stockholders of the Company have been paying the federal income taxes on the Company's taxable income directly for all periods during which the Company has been an S corporation and will continue paying or accruing such tax liability while the Company remains an S corporation. Historically, a portion of the net income of the Company has been distributed to the stockholders, primarily to enable them to pay the tax liability incurred in connection with the Company's taxable income. Dividends declared and paid for the fiscal years ended January 31, 1994, 1995, 1996, and during the six-month period ended July 31, 1996 aggregated approximately $2.3 million, $3.8 million, $4.3 million, and $1.8 million, respectively, and dividends declared but unpaid as of July 31, 1996 were $5.5 million. This amount, plus all net income for the
third fiscal quarter of 1997, which is estimated to be approximately $        ,
is expected to be distributed to the existing stockholders prior to the consummation of this Offering. Purchasers of Class A Common Stock in this Offering will not receive any of these distributions.

    Simultaneously with the consummation of this Offering, the Company will pay to its existing stockholders from the net proceeds of this Offering an additional aggregate distribution of approximately $15.0 million, which represents a previously declared dividend to such stockholders of substantially all of the previously undistributed, accumulated net income of the Company as of January 31, 1996 with respect to which such stockholders have previously paid taxes. This distribution, which will coincide with the termination of the Company's S corporation election, will allow the existing stockholders of the Company to receive this accumulated net income without having to pay additional taxes on such amounts. Purchasers of Class A Common Stock in this Offering will not receive any of these distributions. The Company intends to enter into a tax agreement with its current stockholders prior to the consummation of this Offering. This agreement will provide that, to the extent such undistributed taxable income of the Company, as subsequently established in connection with the filing of the Company's tax return for the Company's short S corporation tax year, is less than these dividends, such stockholders will make a payment equal to such difference to the Company, and if such undistributed taxable income is greater than these dividends, the Company will make an additional distribution equal to such difference to such stockholders. This agreement will also provide that the Company will indemnify its current stockholders against additional income taxes resulting from adjustments made (as a result of a final determination made by a competent tax authority) to the taxable income reported by the Company as an S corporation for periods prior to the Offering, but only to the extent those adjustments provide a tax benefit to the Company.

    Because the Company has used a fiscal year rather than a calendar year for its taxable year during its existence as an S corporation, the Company has made required payments to the IRS under Section 444 of the Internal Revenue Code. As of July 31, 1996, the payments held on deposit totalled approximately $820,000, which amount will be refunded to the Company.

    The Company has elected to allocate its taxable income on the basis of closing its books effective the end of business on the day before the termination of its S corporation status. Upon termination of its S corporation status, the Company will become subject to income taxation and, in connection therewith, the Company will record an asset of approximately $400,000 for deferred income taxes on its balance sheet. See Note 8 to the Combined Financial Statements.

                                REINCORPORATION

    The Company, originally incorporated in North Dakota in 1968, was
reincorporated in Delaware effective as of               , 1996. Concurrently
with the reincorporation, the Company also completed a    for one stock split so
that each existing stockholder other than Mr. Offutt received    shares of Class
A Common Stock, and Mr. Offutt received     shares of Class B Common Stock, of
the new Delaware corporation for each share of the North Dakota corporation.

                                DIVIDEND POLICY

    Following the consummation of this Offering, the Company's Board of Directors intends to retain the earnings of the Company, if any, to support the Company's operations and to finance expansion, and it does not intend to pay cash dividends on the Common Stock in the foreseeable future. Any future determination as to the payment of dividends will be at the discretion of the Board of Directors and will depend on the Company's financial condition, results of operations, capital requirements, dividend restrictions under its agreements with Deere, and such other factors as the Board of Directors may deem relevant. No dividends may be declared or paid on any share of either class of Common Stock, unless such dividend, at the same rate per share, is simultaneously declared or paid on each share of the other class of Common Stock.

    Under the Deere Agreement, the Company is prohibited from paying any dividends, effecting any capital stock repurchase, or making any other distributions to stockholders if the equity-to-assets ratio of the Company's Deere dealer operations is below 30% as calculated by Deere or would be below such percentage as a result of such dividend, repurchase, or distribution. For purposes of making this calculation, certain business operations and assets of the Company held in wholly-owned subsidiaries, such as its real estate and its irrigation and rental businesses, are excluded.

    Because the Company has been and will be an S corporation until the consummation of this Offering, a portion of the net income of the Company has been distributed from time to time to its existing stockholders as a dividend primarily to cover the taxes payable by such stockholders with respect to the Company's taxable income. In addition, dividends declared but unpaid as of July 31, 1996 were $5.5 million. This amount, plus all net income for the third
fiscal quarter of 1997, which is estimated to be approximately $      , is
expected to be distributed to the existing stockholders prior to consummation of this Offering. An additional distribution of approximately $15.0 million will be paid to the existing stockholders simultaneously with the consummation of this Offering, representing substantially all of the previously undistributed, accumulated net income of the Company as of January 31, 1996 with respect to which individual stockholders have already paid taxes. Purchasers of shares of Class A Common Stock in this Offering will not receive any of these distributions. See "S Corporation Distributions."

                                    DILUTION

    The pro forma net tangible book value of the Common Stock as of July 31,
1996 was $34.7 million or $   per share, after giving pro forma effect to the
Central Texas Acquisition, the East Texas Acquisition, and the Washington
Acquisition, and the    for one stock split in connection with the
reincorporation of the Company.

    Net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of shares of Class A Common Stock in this Offering and the pro forma net tangible book value per share of the Common Stock (both Class A and Class B) immediately after consummation of this
Offering. After giving effect to the sale of              shares of Class A
Common Stock in this Offering at an assumed offering price of $     per share
and the application of the estimated net proceeds therefrom, the pro forma net
tangible book value of the Company as of July 31, 1996 would have been $       ,
or $    per share. See "Use of Proceeds" and "S Corporation Distributions." This
represents an immediate increase in net tangible book value of $   per share to
existing stockholders of the Company and an immediate dilution in net tangible
book value of $   per share to purchasers of Class A Common Stock in this
Offering, as illustrated in the following table:

Initial public offering price per share of Class A Common Stock...
  Pro forma net tangible book value per share before this
    Offering......................................................
  Increase per share attributable to new investors................
Pro forma net tangible book value per share after this Offering...
Dilution per share to new investors(1)............................

------------------------

(1) Excludes      shares of Class A Common Stock reserved for issuance under the
    Incentive Plan, of which approximately        shares will be subject to
    options to be granted prior to consummation of this Offering at an exercise price equal to the initial public offering price. See "Management--1996 Stock Incentive Plan."

    The following table summarizes, on a pro forma basis as of July 31, 1996, the difference between the existing stockholders and the purchasers of shares of Class A Common Stock in this Offering (at an assumed offering price of $ per share) with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid therefor to the Company, and the average price per share paid by the existing stockholders and by purchasers of shares of Class A Common Stock in this Offering:

                                                                              TOTAL
                                               SHARES PURCHASED           CONSIDERATION
                                           ------------------------  ------------------------   AVERAGE PRICE
                                             NUMBER       PERCENT      AMOUNT       PERCENT       PER SHARE
                                           -----------  -----------  -----------  -----------  ---------------
Existing stockholders(1).................                             $                           $
New investors............................                                                         $
                                                -----        -----        -----        -----
    Total(2).............................                    100.0%   $                100.0%
                                                -----        -----        -----        -----
                                                -----        -----        -----        -----

------------------------

(1) Includes both Class A and Class B Common Stock purchased by existing stockholders. See "Principal Stockholders" for information on ownership by the existing stockholders, directors, and executive officers.

(2) Excludes      shares of Class A Common Stock reserved for issuance under the
    Incentive Plan, of which approximately        shares will be subject to
    options to be granted prior to consummation of this Offering at an exercise price equal to the initial public offering price. See "Management--1996 Stock Incentive Plan."

                                 CAPITALIZATION

    The following table sets forth the actual and pro forma capitalization of the Company as of July 31, 1996, and as adjusted to give effect to the sale of shares of Class A Common Stock offered hereby and the application of the net proceeds therefrom as described under "Use of Proceeds," which includes an S corporation distribution to the existing stockholders. See "S Corporation Distributions." The capitalization table excludes $104.8 million of floor plan payables ($119.8 million on a pro forma basis), a portion of which is interest bearing. Such payables are used to finance the Company's inventory purchases. The difference between actual and pro forma floor plan financing represents additional floor plan financing related to the East Texas and Washington Acquisitions. See Note 5 to the Combined Financial Statements.

                                                                                    PRO FORMA
                                                   ACTUAL         PRO FORMA(2)     AS ADJUSTED
                                               ---------------   --------------   -------------
                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
Notes payable and long-term debt(1):
  Banks and others...........................    $       8,271       $   8,271        $  8,271
  Affiliates.................................            9,660(3)         9,660          1,260
  Acquisition debt...........................        --                  5,400           1,500
                                               ---------------   --------------   -------------
    Total debt...............................           17,931          23,331          11,031
                                               ---------------   --------------   -------------
Less short-term notes and current maturities
 of long-term debt...........................          (12,062)        (15,962)         (3,662)
                                               ---------------   --------------   -------------
    Net long-term debt.......................            5,869           7,369           7,369
                                               ---------------   --------------   -------------
Stockholders' equity:
  Preferred stock, no par value,      shares
    authorized; none outstanding.............        --               --               --
  Common stock...............................              188             188         --
  Class A Common Stock $.01 par value,
    shares authorized;   shares issued and
    outstanding, actual and pro forma;
    shares issued and outstanding, as
    adjusted.................................        --               --
  Class B Common Stock, $.01 par value,
    shares authorized;   shares issued and
    outstanding, actual and pro forma;
    shares issued and outstanding, as
    adjusted.................................        --               --
  Additional paid-in capital.................           16,180          16,180
  Retained earnings..........................           17,916          18,316
                                               ---------------   --------------   -------------
      Total stockholders' equity.............           34,284          34,684          60,884
                                               ---------------   --------------   -------------
      Total capitalization...................    $      40,153       $  43,003        $ 68,253
                                               ---------------   --------------   -------------
                                               ---------------   --------------   -------------

------------------------

(1) See Note 6 to the Combined Financial Statements for information regarding outstanding notes payable and long-term debt.

(2) Adjusted to give effect to: (i) the Central Texas Acquisition and the pending East Texas and Washington Acquisitions and (ii) the deferred tax asset of approximately $400,000 resulting from the termination of the Company's status as an S corporation.

(3) Includes the $8.4 million note issued to Ag Capital in connection with the consummation of the Central Texas Acquisition.

          SELECTED COMBINED AND PRO FORMA FINANCIAL AND OPERATING DATA

    The following Selected Combined and Pro Forma Financial and Operating Data relating to the Company has been taken or derived from the Combined Financial Statements and other records of the Company. The selected financial data for the fiscal year ended January 31, 1996 has been derived from combined financial statements which have been audited by Arthur Andersen LLP, independent public accountants. The selected financial data for each of the four years in the period ended January 31, 1995 has been derived from combined financial statements which have been audited by Eide Helmeke PLLP, independent public accountants. The selected financial data for the six months ended July 31, 1995 and 1996 have been derived from unaudited interim financial statements, for those periods, which have been prepared on the same basis as the audited financial statements and, in the opinion of management, include all adjustments which are necessary for a fair statement of the results of the interim period, and all such adjustments are of a normal recurring nature. The financial and operating data presented below may not be comparable between periods in all material respects or indicative of the Company's future financial position or results of operations due primarily to acquisitions which occurred during the periods presented, or subsequent thereto, including the Central Texas Acquisition, the East Texas Acquisition, and the Washington Acquisition. The selected financial and operating data for the six months ended July 31, 1996 are not necessarily indicative of the results to be expected for the fiscal year ending January 31, 1997. The pro forma financial statements are provided for informational purposes only and should not be construed to be indicative of the Company's results of operations had the acquisitions been consummated on the dates assumed and do not project the Company's results of operations for any future period. The Selected Combined and Pro Forma Financial and Operating Data should be read in conjunction with the Company's Historical and Pro Forma Combined Financial Statements and related notes and other financial information included elsewhere in this Prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

          SELECTED COMBINED AND PRO FORMA FINANCIAL AND OPERATING DATA

                                                                                                         SIX MONTHS ENDED
                                                FISCAL YEAR ENDED JANUARY 31,                                JULY 31,
                        -----------------------------------------------------------------------------  --------------------
                                               ACTUAL                                      PRO FORMA          ACTUAL
                        -----------------------------------------------------  PRO FORMA  AS ADJUSTED  --------------------
                          1992       1993       1994       1995       1996      1996(1)   1996(1)(4)     1995       1996
                        ---------  ---------  ---------  ---------  ---------  ---------  -----------  ---------  ---------
                                                  (IN THOUSANDS, EXCEPT STORE AND PER SHARE DATA)
INCOME STATEMENT DATA:
Revenues:
  Wholegoods sales....  $  49,097  $  73,516  $ 106,600  $ 135,704  $ 164,054  $ 210,160   $ 210,160   $  80,891  $ 116,861
  Parts and service...     22,129     31,862     37,512     48,206     58,998     77,933      77,933      28,856     35,710
  Rental..............     --         --         --         --            505        505         505      --          1,202
                        ---------  ---------  ---------  ---------  ---------  ---------  -----------  ---------  ---------
    Total revenues....     71,226    105,378    144,112    183,910    223,557    288,598     288,598     109,747    153,773
Cost of sales.........     56,422     83,548    116,369    148,111    180,839    232,109     232,109      89,119    125,841
                        ---------  ---------  ---------  ---------  ---------  ---------  -----------  ---------  ---------
Gross profit..........     14,804     21,830     27,743     35,799     42,718     56,489      56,489      20,628     27,932
Selling, general, and
 administrative
 expense..............     11,929     16,737     20,577     24,893     31,655     41,852      41,852      14,860     18,523
                        ---------  ---------  ---------  ---------  ---------  ---------  -----------  ---------  ---------
Operating income......      2,875      5,093      7,166     10,906     11,063     14,637      14,637       5,768      9,409
Interest expense......     (1,299)    (1,284)    (1,670)    (1,895)    (3,817)    (5,824)     (3,663)     (1,590)    (2,667)
Interest income.......        173        376        336        802        823      1,292       1,292         403        517
                        ---------  ---------  ---------  ---------  ---------  ---------  -----------  ---------  ---------
Net income............  $   1,749  $   4,185  $   5,832  $   9,813  $   8,069  $  10,105   $  12,266   $   4,581  $   7,259
                        ---------  ---------  ---------  ---------  ---------  ---------  -----------  ---------  ---------
                        ---------  ---------  ---------  ---------  ---------  ---------  -----------  ---------  ---------
PRO FORMA INCOME
 STATEMENT DATA:
 (UNAUDITED)
Income before taxes...  $   1,749  $   4,185  $   5,832  $   9,813  $   8,069  $  10,105   $  12,266   $   4,581  $   7,259
Federal and state
 income taxes(2)......        700      1,674      2,332      3,925      3,228      4,042       4,906       1,832      2,904
                        ---------  ---------  ---------  ---------  ---------  ---------  -----------  ---------  ---------
Net income............  $   1,049  $   2,511  $   3,500  $   5,888  $   4,841  $   6,063   $   7,360   $   2,749  $   4,355
                        ---------  ---------  ---------  ---------  ---------  ---------  -----------  ---------  ---------
                        ---------  ---------  ---------  ---------  ---------  ---------  -----------  ---------  ---------

Net income per
 share................

Weighted average
 shares outstanding...

SELECTED OPERATING
 DATA:
Comparable store net
 sale increase........     --             12%        32%        25%        11%    --          --              8%         39%
Stores open at
 beginning of
 period...............         15         17         21         22         22         22          22          22         26
  Stores opened.......          1          0          0          0          2          2           2           1          1
  Stores acquired.....          1          4          1          0          2         10          10           2          3
                        ---------  ---------  ---------  ---------  ---------  ---------  -----------  ---------  ---------
Stores open at end of
 period...............         17         21         22         22         26         34          34          25         30
                        ---------  ---------  ---------  ---------  ---------  ---------  -----------  ---------  ---------
                        ---------  ---------  ---------  ---------  ---------  ---------  -----------  ---------  ---------
Capital
 expenditures.........  $     561  $     681  $     627  $   1,028  $   9,993  $  10,673   $  10,673   $   1,715  $     680
Depreciation..........        504        584        668        634      1,085      1,788       1,788         307        690


                                    PRO FORMA
                        PRO FORMA  AS ADJUSTED
                         1996(1)   1996(1)(4)
                        ---------  -----------

INCOME STATEMENT DATA:
Revenues:
  Wholegoods sales....  $ 143,380   $ 143,380
  Parts and service...     44,032      44,032
  Rental..............      1,202       1,202
                        ---------  -----------
    Total revenues....    188,614     188,614
Cost of sales.........    153,388     153,388
                        ---------  -----------
Gross profit..........     35,226      35,226
Selling, general, and
 administrative
 expense..............     23,391      23,391
                        ---------  -----------
Operating income......     11,835      11,835
Interest expense......     (3,755)     (2,675)
Interest income.......        800         800
                        ---------  -----------
Net income............  $   8,880   $   9,660
                        ---------  -----------
                        ---------  -----------
PRO FORMA INCOME
 STATEMENT DATA:
 (UNAUDITED)
Income before taxes...  $   8,880   $   9,660
Federal and state
 income taxes(2)......      3,552       3,984
                        ---------  -----------
Net income............  $   5,328   $   5,676
                        ---------  -----------
                        ---------  -----------
Net income per
 share................
Weighted average
 shares outstanding...
SELECTED OPERATING
 DATA:
Comparable store net
 sale increase........     --          --
Stores open at
 beginning of
 period...............         26          26
  Stores opened.......          1           1
  Stores acquired.....          8           8
                        ---------  -----------
Stores open at end of
 period...............         35          35
                        ---------  -----------
                        ---------  -----------
Capital
 expenditures.........  $   1,489   $   1,489
Depreciation..........        910         910

                                                                                           AS OF JULY 31, 1996
                                                                                 ----------------------------------------
                                            AS OF JANUARY 31,                                                PRO FORMA
                          -----------------------------------------------------                                  AS
                            1992       1993       1994       1995       1996      ACTUAL    PRO FORMA(3)   ADJUSTED(3)(4)
                          ---------  ---------  ---------  ---------  ---------  ---------  -------------  --------------
                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital.........  $   9,846  $  15,284  $  21,285  $  26,700  $  26,596  $  19,720    $  18,762      $   44,962
Inventories.............     40,175     55,582     63,626     77,204    115,616    129,008      146,129         146,129
Total assets............     46,129     68,660     81,849     98,315    148,093    177,202      198,131         198,131
Floor plan
 payables(5)............     28,067     45,149     45,465     53,581     91,614    104,795      119,825         105,925
Total debt..............      6,283      7,105      3,565      3,277     10,638     17,931       23,331          11,031
Stockholders' equity....      7,006     11,105     24,503     30,467     34,284     34,284       34,684          60,884

                                               (SEE FOOTNOTES ON FOLLOWING PAGE)

     NOTES TO SELECTED COMBINED AND PRO FORMA FINANCIAL AND OPERATING DATA

(1) Reflects adjustment to give effect to the Central Texas Acquisition and the pending East Texas and Washington Acquisitions as if such acquisitions had occurred February 1, 1995. The pro forma information is not necessarily indicative of the results that actually would have been achieved had such acquisitions been consummated as of February 1, 1995 or that may be achieved in the future. See Pro Forma Unaudited Financial Statements and the Notes thereto.

(2) For all periods presented, the Company was an S corporation and generally was not subject to corporate income taxes. The pro forma income tax provision has been computed as if the Company were subject to corporate income taxes for all periods presented based on the tax laws in effect during the respective periods. See "S Corporation Distributions" and the Combined Financial Statements and the Notes thereto.

(3) Adjusted to give effect to (i) the Central Texas Acquisition and the pending East Texas and Washington Acquisitions and (ii) the deferred tax asset of approximately $400,000 resulting from the termination of the Company's status as an S corporation.

(4) Adjusted to give effect to the sale of              shares of Class A Common
    Stock offered hereby at an assumed initial offering price of $      per
    share and the application of the net proceeds therefrom. See "S Corporation Distributions," "Use of Proceeds," "Capitalization," Pro Forma Unaudited Financial Statements and the Notes thereto, and Combined Financial Statements and the Notes thereto.

(5) Includes interest bearing and non-interest bearing liabilities incurred in connection with inventory financing. See the Combined Financial Statements and the Notes thereto.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

    The Company owns and operates industrial and agricultural equipment stores located in Arizona, California, Minnesota, North Dakota, South Dakota, and Texas and has entered into agreements to acquire additional stores in Texas and Washington. The Company sells, services, and rents industrial and agricultural equipment to customers primarily operating in the construction and agricultural industries, as well as to units of state, local, and federal government and utility companies. The Company's major supplier of new equipment and parts is Deere.

    A significant portion of the Company's growth in recent years has been due to the acquisition of several industrial and agricultural dealerships. The results of operations of the following acquisitions have been included with the Company's results of operations only for the periods specified:

    - In February 1995, the Company purchased the assets and assumed certain liabilities of a Deere industrial dealership in Southern California which consisted of two full-service industrial stores located in San Diego and Riverside, California with a Deere area of responsibility contiguous with the Company's area of responsibility in Arizona, resulting in operating efficiencies. The results of operations of the acquired business are included in the Company's results of operations beginning in February 1995.

    - Effective July 1, 1996, the Company completed the Central Texas Acquisition, and acquired certain assets and assumed certain liabilities including three full-service Deere industrial stores located in Dallas-Fort Worth and Waco, Texas with a related Deere area of responsibility. The purchase price was approximately $8.4 million, which was financed through a short-term note, with an interest rate at the prime rate (which was 8.25% as of July 31, 1996) due January 31, 1997, payable to Ag Capital, which will be repaid out of the proceeds of this Offering. See "Certain Relationships and Related Transactions." The acquisition was accounted for under the purchase method of accounting and the results of operations of the Central Texas stores are included in the Company's results of operations beginning in July 1996.

    The results of operations of the following pending acquisitions have not yet been included in the Company's financial results:

    - In August 1996, the Company agreed to purchase certain assets and assume certain liabilities in connection with the Washington Acquisition, including two Deere agricultural stores in Pasco and Sunnyside, Washington. The purchase price for the net assets will be approximately $2.7 million, and will be partially financed by a $1.0 million note payable to the seller, with the remainder financed by a note payable to Ag Capital, a portion of which will be repaid out of the proceeds of this Offering. This acquisition is expected to be completed in October 1996 and will be accounted for under the purchase method of accounting.

    - In August 1996, the Company agreed to purchase certain assets and assume certain liabilities in connection with the East Texas Acquisition, including three full-service Deere industrial stores located in Longview, Lufkin, and Mount Pleasant, Texas with the related area of responsibility. The purchase price will be approximately $2.7 million and will be partially financed by a $500,000 note payable to the seller, with the remainder financed by a note payable to Ag Capital, a portion of which will be repaid out of the proceeds of this Offering. See "Certain Relationships and Related Transactions." Following this acquisition, the Company will have an additional Deere area of responsibility in Texas contiguous with the area acquired in Central Texas. This acquisition is expected to be completed in December 1996 and will be accounted for under the purchase method of accounting.

    For pro forma financial information regarding the potential effects of these acquisitions, see the Pro Forma Unaudited Financial Statements and the Notes thereto included elsewhere in this Prospectus.

    The Company generates its revenues from sales of new and used equipment (wholegoods), sales of parts and service, and the rental of equipment. In addition to sales of new and used equipment, wholegoods sales include equipment purchased under rent-to-purchase agreements. Generally, under such agreements, the customer is given a period of up to six months to exercise the option to purchase the rented equipment and is allowed to apply a portion of the rental payments to the purchase price. This equipment is included in the Company's inventory until the option is exercised and the equipment is purchased. Rental includes only rental income derived from the Company's dedicated rental fleet and does not include rental payments made on rent-to-purchase equipment.

    The Company's highest gross margins have historically been generated from its parts and service revenues. One of the Company's operating strategies is to increase the demand for parts and service by establishing, and then increasing, the base of wholegoods held by its customers. Due to product warranty time frames and usage patterns by customers, there generally is a time lag between wholegoods sales and the generation of significant parts and service revenues from such sales. As a result of this time lag, increases in parts and service revenues do not necessarily coincide with increases in wholegoods sales. In addition, due to differences in gross margins between wholegoods sales and parts and service revenues, gross margin percentages may decline as the Company builds wholegoods market share.

    The Company generally experiences lower levels of total revenues during the period from November through April, impacting the first and fourth quarters of each fiscal year, due to the crop growing season and winter weather conditions in the Midwest. Typically, farmers purchase agricultural equipment immediately prior to planting or harvesting crops, which occurs during the Company's second and third fiscal quarters. As a result, sales of agricultural equipment generally are lower in the Company's first and fourth fiscal quarters. Winter weather in the Midwest also limits construction and, therefore, also typically results in lower sales of industrial equipment in the first and fourth fiscal quarters.

    The Company requires cash primarily for financing its inventory of wholegoods and replacement parts, acquisitions of additional dealerships, and capital expenditures. Historically, the Company has met these liquidity requirements primarily through cash flow generated from operating activities, floor plan financing, and borrowings under credit agreements with Deere, Deere Credit Services, Inc. ("Deere Credit"), Ag Capital, and commercial banks. Floor plan financing from Deere and Deere Credit represents the primary source of financing for wholegoods inventories, particularly for equipment supplied by Deere. All lenders receive a security interest in the inventory financed. Deere and Deere Credit offer floor plan financing to Deere dealers for extended periods and with varying interest-free periods, depending on the type of equipment, to enable dealers to carry representative inventories of equipment and to encourage the purchase of goods by dealers in advance of seasonal retail demand. Down payments are not required and interest may not be charged for a substantial part of the period for which inventories are financed. Variable market rates of interest based on the prime rate are charged on balances outstanding after any interest-free periods, which are currently six to eight months for agricultural equipment and one to five months for industrial equipment. Deere also provides financing to dealers on used equipment accepted in trade and approved equipment from other manufacturers. See "Business--Floor Plan Financing" and "Certain Relationships and Related Transactions."

    The Company believes that it has generally benefitted from favorable economic conditions during recent years, including, with respect to the agricultural division, favorable grain prices which have resulted in a strong farming economy, and with respect to its industrial division, favorable construction markets. Price increases by suppliers of the Company's products have not historically had a significant impact on the Company's results of operations.

    Prior to this Offering, the Company has been an S corporation and not subject to tax on its net income. The Company's S election will terminate upon consummation of this Offering. The pro forma provision for taxes and net income reflect the impact of the tax provision as if the Company were subject to income taxes (at an assumed rate of 40%) for the periods presented.

RESULTS OF OPERATIONS

    The following discussion and analysis includes the Company's historical results of operations for fiscal 1994, 1995, 1996, and the six months ended July 31, 1995 and 1996, without giving effect to pro forma results of operations for the California operations acquired in February 1995, the Central Texas Acquisition, or the pending Washington and East Texas Acquisitions, except as expressly indicated.

    The following table sets forth, for the periods indicated, certain financial data as a percentage of total revenues:

                                                               FISCAL YEAR ENDED              SIX MONTHS
                                                                  JANUARY 31,               ENDED JULY 31,
                                                        -------------------------------  --------------------
                                                          1994       1995       1996       1995       1996
                                                        ---------  ---------  ---------  ---------  ---------
Revenues:
  Wholegoods sales....................................       74.0%      73.8%      73.4%      73.8%      76.0%
  Parts and service...................................       26.0%      26.2%      26.4%      26.2%      23.2%
  Rental..............................................         --%        --%       0.2%        --%       0.8%
                                                        ---------  ---------  ---------  ---------  ---------
Total revenues........................................      100.0%     100.0%     100.0%     100.0%     100.0%
                                                        ---------  ---------  ---------  ---------  ---------
                                                        ---------  ---------  ---------  ---------  ---------
Gross profit..........................................       19.2%      19.5%      19.1%      18.8%      18.1%

Selling, general, and administrative expense..........       14.2%      13.4%      14.0%      13.5%      12.0%
                                                        ---------  ---------  ---------  ---------  ---------
Operating income......................................        5.0%       6.1%       5.1%       5.4%       6.1%
Interest expense, net.................................        1.0%       0.7%       1.4%       1.4%       1.4%
Pro forma provision for taxes(1)......................        1.5%       2.2%       1.5%       1.5%       1.9%
                                                        ---------  ---------  ---------  ---------  ---------
Pro forma net income(1)...............................        2.5%       3.2%       2.2%       2.5%       2.8%
                                                        ---------  ---------  ---------  ---------  ---------
                                                        ---------  ---------  ---------  ---------  ---------

------------------------

(1) Pro forma provision for taxes and pro forma net income reflect the impact of the tax provision as if the Company were a C corporation subject to income taxes during these periods.

SIX MONTHS ENDED JULY 31, 1996 COMPARED TO SIX MONTHS ENDED JULY 31, 1995

REVENUES

    Revenues increased approximately $44.0 million, or 40.1%, from $109.7 million for the first six months of fiscal 1996 to $153.8 million for the first six months of fiscal 1997. Industrial operations contributed approximately $28.8 million of this increase, with revenues increasing 43.7% to $94.7 million. The increase in industrial revenues was due in part to a change in the discount program offered by Deere on governmental sales. During fiscal 1996, Deere significantly reduced the discounts it offered for sales to the government sector. As a result, the Company's pricing on governmental sales was less competitive and it lost market share and sales in fiscal 1996. In fiscal 1997, Deere reversed the adjustments it had made to the discounts, resulting in the Company being able to be more competitive and increase sales. Also adding to the increase in industrial revenues was a substantial increase in market share and an increase in product support, resulting from the continued implementation of the Company's operating model. In addition, $2.7 million of the increase in revenues from industrial operations resulted from the inclusion of one month of operations of the Central Texas operations, the acquisition of which was effective July 1, 1996. The May 1995 opening of an industrial store in Prescott, Arizona, the addition of an undercarriage service facility at its industrial store in Riverside, California, and the November 1995 addition of a dedicated industrial equipment rental fleet in the Southwest region also contributed to the increase in total revenues.

    Agricultural operations contributed the remaining increase in revenues of approximately $15.3 million, with revenues increasing 34.9% to $59.1 million. In general, the increase in total revenues was the result of some shift in business from the fourth quarter of the previous fiscal year due to the cold weather and farmer uncertainty about the U.S. farm program. In addition, the perception that the outlook for the agricultural economy was the best it had been in years generated increased activity in all segments of the Company's agricultural operations.

    Wholegoods sales increased approximately $36.0 million, or 44.5%, from $80.9 million for the first six months of fiscal 1996 to $116.9 million for the first six months of fiscal 1997. Industrial operations contributed approximately $22.8 million of this increase, with sales increasing 48.3% to $70.0 million. Agricultural operations contributed the remaining increase of approximately $13.2 million, with sales increasing 39.2% to $46.9 million. The increase in wholegoods sales for both the Industrial and Agricultural Divisions was due to the factors discussed in the preceding paragraph. Wholegoods sales also increased as a result of the Company's marketing strategy, which focuses on increased market share, customer relationship training of its sales force, and the utilization of software to track and manage sales calls. See "Business--Sales and Marketing." Management also focused on increasing inventory to provide stores with a wider selection of wholegoods inventory and to build the base of equipment. To a lesser extent, wholegoods sales increased due to the opening of three industrial stores and one month of sales from the Central Texas operations.

    Parts and service revenue increased approximately $6.9 million, or 22.9%, from $28.8 million for the first six months of fiscal 1996 to $35.7 million for the first six months of fiscal 1997 primarily as a result of the acquisitions and the increase in the base of wholegoods owned by its customers. Parts and service revenue did not grow at the same rate as wholegoods sales, partially due to the time lag factor discussed above and partially due to service capacity constraints, both in facilities and personnel. The Company has added, and continues to add, new service bay facilities and service personnel in its stores to expand its service capacity. The May 1995 opening of the undercarriage service facility at the industrial store in Riverside, California contributed approximately $400,000 of parts and service revenue in the first six months of fiscal 1996 compared to $1.1 million in the first six months of fiscal 1997.

    Rental revenue of $1.2 million was generated in the first six months of fiscal 1997 as the result of the commencement of industrial equipment rental operations in the Southwest region in November 1995.

GROSS PROFIT

    Gross profit increased approximately $7.3 million, or 35.4%, from $20.6 million for the first six months of fiscal 1996 to $27.9 million for the first six months of fiscal 1997. Gross profit as a percentage of total revenues decreased from 18.8% for the first six months of fiscal 1996 to 18.1% for the first six months of fiscal 1997. The primary cause of this decrease was a shift in revenue mix between wholegoods sales and parts and service revenue, resulting from wholegoods sales growth outpacing parts and services revenue growth as discussed above. As noted above, the Company's highest gross margins are derived from its parts and service revenue. Also adding to the decrease was a marketing strategy designed to increase market share at the Southwest industrial stores by competing more aggressively on price on selected wholegoods. The decline in gross profit as a percentage of total revenues also was caused in part by a change in the mix of the type of wholegoods sales, with a larger portion of governmental sales in the first six months of fiscal 1997 as a result of a more aggressive Deere governmental discount program. Wholegoods sold to the government sector typically have lower gross margins.

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSE

    Selling, general, and administrative expense as a percentage of total revenues decreased from 13.5% for the first six months of fiscal 1996 to 12.0% for the first six months of fiscal 1997, due primarily to relatively stable fixed costs compared to a larger base of total revenues. Total selling, general, and administrative expense increased approximately $3.7 million, from $14.8 million for the first six months of fiscal 1996 to $18.5 million for the first six months of fiscal 1997, primarily due to increases in variable expenses, such as commissions and bonus incentives incurred in connection with generating higher total revenues and net income.

INTEREST EXPENSE

    Interest expense increased approximately $1.1 million, or 68.7%, from $1.6 million for the first six months of fiscal 1996 to $2.7 million for the first six months of fiscal 1997. The increase was due primarily to the increased levels of floor plan financing associated with higher inventory levels. An increase in the prime rate, the financing of the industrial equipment rental fleet discussed above, and a change in Deere floor plan payment terms for the industrial operations, which shortened the interest-free period on certain purchases of industrial equipment, also contributed to the increase.

PRO FORMA PROVISION FOR TAXES

    Pro forma provision for taxes as a percentage of pretax income was consistent between these two periods at an assumed rate of 40%.

PRO FORMA NET INCOME

    Pro forma net income increased approximately $1.7 million, or 63.0%, from $2.7 million for the first six months of fiscal 1996 to $4.4 million for the first six months of fiscal 1997.

FISCAL YEAR ENDED JANUARY 31, 1996 COMPARED TO FISCAL YEAR ENDED JANUARY 31,
  1995

REVENUES

    Revenues increased approximately $39.7 million, or 21.6%, from $183.9 million for fiscal 1995 to $223.6 million for fiscal 1996. Industrial operations contributed approximately $28.4 million of this increase with revenues increasing 25.7% to $139.0 million. Approximately $16.9 million of the increase in industrial revenues was due to the Company's February 1995 acquisition of the California operations. Approximately $2.0 million of the industrial revenue increase was due to the Prescott, Arizona store, which opened in May 1995. Excluding the California and Prescott operations, same store industrial revenues increased approximately $9.4 million, or 8.5%, from $110.6 million in fiscal 1995 to $120.0 million in fiscal 1996. The same store industrial revenues increased at a lower rate than in prior years due in part to a change in the discount program offered by Deere on sales to the government sector. During fiscal 1996, Deere significantly reduced the discounts it offered on such sales. As a result, the Company's pricing on governmental sales was less competitive and it experienced reductions in market share and sales to the government sector. The Company was able to replace a portion of these governmental sales with other sales, but not to the extent necessary to achieve its expected growth rate in same store sales. It should be noted that in fiscal 1997, Deere reversed the adjustments it had made to the governmental program and increased the discounts back to their historic levels. Also impacting total revenues in fiscal 1996 were weather factors in the Midwest. The winter of 1995/1996 was extremely cold, with numerous record low temperatures set in both December 1995 and January 1996. As a result, customers in the Midwest were not buying wholegoods and equipment was not able to be moved to have normal servicing performed. To the extent severe weather occurs, the Company's results of operations and financial condition could be adversely affected.

    Agricultural operations contributed the remaining increase in revenues of approximately $11.3 million, with agricultural revenues increasing 15.4% to $84.6 million. All of the increase in agricultural revenues was due to same store sales increases, primarily as a result of the successful implementation of the Company's strategy to increase its market share. The rate of increase in same store sales for the agricultural division was not as high as prior years due to the same weather factors that impacted industrial sales and farmer uncertainty about the U.S. farm program being debated in Congress. During fiscal 1995 and 1996, all of the Company's agricultural stores were located in the Midwest. Through the first three quarters of fiscal 1996, total agricultural revenues had increased 22.0% over the same period of fiscal 1995. The cold weather in the fourth quarter of 1996 was the primary factor for a 10.5% decrease in revenues from the same quarter in fiscal 1995.

    Wholegoods sales increased approximately $28.3 million, or 20.9%, from $135.7 million in fiscal 1995 to $164.0 million in fiscal 1996. Industrial operations contributed approximately $17.8 million of this increase, with sales increasing 21.8% to $99.4 million. Of this increase, $9.2 million was due to the acquisition of the California operations, and $1.7 million was due to the opening of the Prescott store. Excluding the California and Prescott operations, same store sales of industrial wholegoods increased approximately $6.9 million, or 8.5%, to $88.5 million. Agricultural operations contributed the remaining increase in wholegoods sales of approximately $10.5 million, with sales increasing 19.4% to $64.6 million. All of the increase in agricultural wholegoods sales was due to same store sales increases. The Industrial Division was affected by the Deere discount program change and the weather factors discussed above, which slowed the rate of same store sales increases, while the reduction in the rate of same store sales increases for the Agricultural Division was due to the weather factors noted above. Wholegoods sales have increased in recent years as a result of the Company's marketing strategy, which focuses on increased market share, customer relationship training of its sales force, and the utilization of software to track and manage sales calls. See "Business--Sales and Marketing."

    Parts and service revenue increased approximately $10.7 million, or 22.4%, from $48.2 million in fiscal 1995 to $59.0 million in fiscal 1996. Approximately $7.6 million of the increase was due to the acquisition of the California operations and $292,000 was due to the newly-opened Prescott store. Excluding the California and Prescott operations, same store parts and service revenue increased approximately $2.9 million, or 6.0%, to $51.1 million in fiscal 1996. Parts and service growth did not keep pace with the rates of increase in prior years due in part to the weather factors discussed above. In addition, parts and service revenue growth did not keep pace with the growth in wholegoods sales due to service capacity constraints, both in facilities and personnel. The Company has added, and continues to add, service bay facilities and personnel to its stores to expand its service capacity.

    The Company commenced rental operations in the fourth quarter of fiscal 1996 by implementing a fleet of industrial rental equipment in the Southwest region. Rental revenue was $505,000 in fiscal 1996.

GROSS PROFIT

    Gross profit increased approximately $6.9 million, or 19.3%, from $35.8 million in fiscal 1995 to $42.7 million in fiscal 1996. Gross profit as a percentage of total revenues decreased slightly from 19.5% in fiscal 1995 to 19.1% in fiscal 1996. Lower gross margins resulted in large part from reduced Deere governmental discounts on industrial equipment. In an effort to offset the reduction in the volume of sales to the governmental sector, the Company pursued an aggressive pricing policy with respect to other sales. In addition, the Company had a marketing strategy designed to increase market share at newly-acquired industrial stores by competing more aggressively on price for selected wholegoods in those markets.

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSE

    As a percentage of total revenues, selling, general, and administrative expense increased from 13.4% in fiscal 1995 to 14.0% in fiscal 1996. Total selling, general, and administrative expense increased by approximately $6.7 million, or 27.2%, from fiscal 1995 to fiscal 1996. This increase was primarily due to expenses incurred by the newly-acquired stores in California, which have higher compensation and occupancy costs relative to the Company's other industrial stores. Approximately $4.1 million of the increase was due to expenses associated with the California and Prescott operations. Excluding these operations, selling, general, and administrative expense increased approximately $2.6 million, or 10.4%, primarily due to increases in variable expenses such as commissions and incentive bonuses incurred in connection with generating higher total revenues.

INTEREST EXPENSE

    Interest expense increased approximately $1.9 million, or 100.0%, from $1.9 million in fiscal 1995 to $3.8 million in fiscal 1996. Approximately $400,000 of the increase was associated with inventory financing for the California and Prescott operations. Approximately $75,000 of the increase was associated with the financing of the Company's rental fleet. The remaining $1.4 million increase was a result of increased levels of floor plan financing incurred as a result of higher inventory levels, a change in Deere floor plan payment terms, which shortened the interest-free period on certain purchases of industrial equipment, and an increase in the weighted average interest rate on interest bearing floor plan financing from 7.25% in fiscal 1995 to 8.83% in fiscal 1996.

PRO FORMA PROVISION FOR TAXES

    Pro forma provision for taxes as a percentage of pretax income was consistent between these two periods at an assumed rate of 40%.

PRO FORMA NET INCOME

    Pro forma net income decreased by approximately $1.1 million, or 18.6%, from $5.9 million in fiscal 1995 to $4.8 million in 1996.

FISCAL YEAR ENDED JANUARY 31, 1995 COMPARED TO FISCAL YEAR ENDED JANUARY 31,
  1994

REVENUES

    The results for fiscal 1995 exceeded management's expectations based on the Company's historical trends. Revenues increased approximately $39.8 million, or 27.6%, from $144.1 million in fiscal 1994 to $183.9 million in fiscal 1995. Industrial operations contributed approximately $23.8 million of this increase, with total revenues increasing 27.5% to $110.5 million. Approximately $4.1 million of the increase in industrial revenues was due to a full year of revenue from the industrial store located in Rapid City, South Dakota, which was acquired in September 1993. Excluding the impact of the Rapid City location, same store industrial sales increased 23.2% to $105.3 million. Sales increased at virtually all locations, resulting from a generally favorable construction market. Also contributing to the increase was a significant multiple unit sale.

    Agricultural operations contributed the remaining increase of approximately $16.0 million, with revenues increasing 27.9% to $73.4 million. All of the agricultural revenue increase was due to same store sales increases. The increase in same store agricultural revenues was largely due to extremely favorable market and crop conditions. These conditions, combined with an interest waiver program from Deere on used combines, generated significant sales. In addition, two of the Company's agricultural stores had multiple unit combine sales. The increase was also caused, to a lesser extent, by a significant increase in sales at the Company's irrigation supply store in response to an increase in the market demand for processed potatoes.

    Wholegoods sales increased approximately $29.1 million, or 27.3%, from $106.6 million in fiscal 1994 to $135.7 million in fiscal 1995. Industrial operations contributed approximately $18.3 million of this increase, with sales increasing 28.9% to $81.6 million. Approximately $2.8 million of the increase was the result of a full year of wholegoods sales from the Rapid City acquisition. The remaining increase of $15.5 million was due to same store sales increases. Agricultural operations contributed the remaining increase of approximately $10.8 million, with sales increasing 24.9% to $54.1 million. In general, the increase in same store sales was due to the factors discussed above. In addition, wholegoods sales increased as a result of a revised marketing strategy initiated in March 1994, which focuses on increased market share, customer relationship training of the Company's sales force, and the utilization of software to track and manage sales calls. See "Business--Sales and Marketing."

    Parts and service revenue increased approximately $10.7 million, or 28.5%, from $37.5 million in fiscal 1994 to $48.2 million for fiscal 1995. This increase was primarily due to the factors discussed above. An addition to the undercarriage repair shop in Minneapolis, a new facility in St. Cloud, and the acquisition of the Rapid City store also contributed to increased parts and service revenue.

GROSS PROFIT

    Gross profit increased approximately $8.1 million, or 29.3%, from $27.7 million in fiscal 1994 to $35.8 million for fiscal 1995, primarily due to the increase in total revenues discussed above. Gross profit as a percentage of total revenues increased slightly from 19.2% to 19.5% from fiscal 1994 to fiscal 1995. This increase was due largely to a shift in the mix of revenues in the Industrial Division which experienced a higher growth rate in higher margin parts and service revenue.

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSE

    As a percentage of total revenues, selling, general, and administrative expense decreased from 14.2% in fiscal 1994 to 13.4% in fiscal 1995. This decrease was a result of relatively stable fixed costs compared to a larger base of total revenues. Total selling, general, and administrative expense increased approximately $4.3 million, or 20.9%, from $20.6 million in fiscal 1994 to $24.9 million in fiscal 1995, primarily due to increases in variable expenses such as commissions and bonus incentives incurred in connection with higher total revenues and net income.

INTEREST EXPENSE

    Interest expense increased approximately $225,000, or 13.5%, from $1.7 million in fiscal 1994 to $1.9 million in fiscal 1995. Higher interest expense was the result of increased levels of floor plan financing incurred in connection with higher inventory levels to support wholegoods sales growth.

PRO FORMA PROVISION FOR TAXES

    Pro forma provision for taxes as a percentage of pretax income was consistent between these two periods at an assumed rate of 40%.

PRO FORMA NET INCOME

    Pro forma net income increased by approximately $2.3 million, or 63.9%, from $3.5 million in fiscal 1994 to $5.9 million in fiscal 1995.

LIQUIDITY AND CAPITAL RESOURCES

    The Company requires cash primarily for financing its inventories of wholegoods and repair parts, acquisitions of additional dealerships, and capital expenditures. Historically, the Company has met these liquidity requirements primarily through cash flow generated from operating activities, floor plan financing, and borrowings under credit agreements with Deere, Deere Credit, Ag Capital, and commercial banks. Floor plan financing from Deere and Deere Credit represents the primary source of financing for wholegoods inventories, particularly for equipment supplied by Deere. All lenders receive a security interest in the inventory financed. Deere and Deere Credit offer floor plan financing to Deere dealers for extended periods and with various interest-free periods, depending on the type of equipment, to enable dealers to carry representative inventories of equipment and to encourage the purchase of goods by dealers in advance of seasonal retail demand. Down payments are not required and interest may not be charged for a substantial part of the period for which inventories are financed. Variable market rates of interest based on the prime rate are charged on balances outstanding after any interest-free periods, which are currently six to eight months for agricultural tractors and one to five months for industrial equipment. Deere also provides financing to dealers on used equipment accepted in trade and approved equipment from other manufacturers. See "Business--Floor Plan Financing" and "Certain Relationships and Related Transactions."

    The Company annually reviews the terms of its financing with its lenders, including the interest rate. In fiscal 1994, 1995, and 1996, the average interest rate under interest bearing floor plan financing was approximately 7.0%, 7.25%, and 8.85%, respectively. As of July 31, 1996, the Company had outstanding floor plan debt of approximately $104.8 million, of which $57.7 million was then interest bearing, at an average annual rate of 8.25%.

    During the first six months of fiscal 1997, operating activities provided net cash of $3.7 million versus $1.4 million in the first six months of fiscal 1996. Net cash provided by operating activities in fiscal 1994, 1995, and 1996 was $2.8 million, $4.5 million, and $12.1 million, respectively. The increase in fiscal 1996 was primarily attributable to increased levels of floor plan payables.

    Cash used for investing activities was approximately $9.1 million for the first six months of fiscal 1997 versus $2.6 million in the first six months of fiscal 1996. The increase was primarily due to the net assets acquired in the Central Texas Acquisition. Cash used for investing activities in fiscal 1994, 1995, and 1996 was $600,000, $1.3 million, and $11.8 million, respectively. The increase in fiscal 1996 was primarily related to the purchase of industrial equipment for its rental operations in the Southwest and for the acquisition of dealerships. Capital expenditures for these years were primarily attributable to purchases of property and equipment.

    Cash provided by financing activities amounted to $5.5 million for the first six months of fiscal 1997 versus $900,000 for the first six months of fiscal 1996 and was primarily attributable to net proceeds from debt incurred by the Company to acquire dealership assets. See "Certain Relationships and Related Transactions." In fiscal 1994, 1995, and 1996, the Company utilized net cash for financing activities of $2.2 million, $2.8 million, and $200,000, respectively. The decrease in net cash utilized in fiscal 1996 reflects cash provided by an increase in long-term debt of $5.9 million primarily to fund the purchase of the fleet of industrial rental equipment for the Southwest.

    The Company's capital expenditures for the last six months of fiscal 1997 are expected to approximate $1.7 million, relating primarily to construction of additional service bays. In addition, approximately $13.8 million will be used to fund the Central Texas, East Texas, and Washington Acquisitions. Upon completion of the pending acquisitions, the Company anticipates that its floor
plan financing will increase by approximately $          . The Company
anticipates that cash from operations and borrowing capacity will be sufficient to fund its planned capital expenditures for the remainder of fiscal 1997 and fiscal 1998.

USE OF PROCEEDS

    The net proceeds to the Company from the sale of the        shares of Class
A Common Stock offered hereby (at an assumed initial public offering price of
$     per share and after deducting estimated underwriting discounts and commissions and offering expenses) are estimated to be approximately $41.2 million ($47.4 million if the Underwriters' over-allotment option is exercised in full).

    The Company plans to use a portion of the net proceeds in this Offering to pay the purchase price and repay indebtedness incurred in connection with recently completed or pending acquisitions, in the aggregate amount of approximately $12.3 million, including (i) a promissory note in the amount of $8.4 million, payable by the Company to Ag Capital, which bears interest at the prime rate (8.25% as of September 30, 1996) and matures on January 31, 1997, incurred in connection with the Central Texas Acquisition, (ii) a promissory note in the amount of $1.7 million, payable by the Company to Ag Capital, which will bear interest at the prime rate and mature January 31, 1997, incurred in connection with the Washington Acquisition, and (iii) $2.2 million to complete the East Texas Acquisition. See "Certain Relationships and Related Transactions." The Company also plans to use a portion of the net proceeds of this Offering to pay an aggregate distribution of approximately $15.0 million to the existing stockholders of the Company, which represents a previously declared dividend to such stockholders of substantially all of the previously undistributed, accumulated net income of the Company as of January 31, 1996. See "S Corporation Distributions."

    The Company plans to use the balance of the net proceeds of approximately $13.9 million ($20.1 million if the Underwriter's over-allotment option is exercised in full) for general corporate purposes, including working capital and potential acquisitions. Pending such uses, the balance of the net proceeds will be used to reduce borrowings under the Company's lines of credit, including its floor plan financing with Deere, which bears interest at the prime rate (8.25% as of September 30, 1996).

INCOME TAXES

    The Company has historically elected to be taxed as an S corporation for income tax purposes, and the Company's existing stockholders have paid the income taxes on the Company's taxable income directly. The Company made distributions to its stockholders of $2.3 million, $3.8 million, and $4.3 million during fiscal 1994, 1995, and 1996, respectively, primarily in order to provide the funds to the stockholders to pay such taxes.

    As a result of the termination of the S corporation election, which will occur simultaneously with the consummation of this Offering, the Company will be required to record net deferred income tax assets of approximately $400,000, which relate primarily to the timing differences between financial and income tax reporting of certain items attributable to the periods in which the Company has elected to be treated as an S corporation.

EFFECTS OF INFLATION

    Inflation has not had a material impact upon operating results and the Company does not expect it to have such an impact in the future. To date, in those instances in which the Company has experienced cost increases, it has been able to increase selling prices to offset such increases in cost. There can be no assurance, however, that the Company's business will not be affected by inflation or that it can continue to increase its selling prices to offset increased costs and remain competitive.

SEASONALITY

    The Company generally experiences a higher volume of wholegoods sales in the second and third fiscal quarters of each fiscal year due to the crop growing season and winter weather conditions in the Midwest. Typically, farmers purchase agricultural equipment immediately prior to planting or harvesting crops, which occurs during the Company's second and third quarter. As a result, sales of agricultural equipment generally are lower in the first and fourth quarters. Winter weather in the Midwest also limits construction to some degree and, therefore, also typically results in lower sales of industrial equipment in the first and fourth quarters. If the Company acquires operations in geographical areas other than where it currently has operations, it may be affected by other seasonal or equipment buying trends. See "Risk Factors--Effects of Downturn in General Economic Conditions; Cyclicality, Seasonality, and Weather."

QUARTERLY FINANCIAL INFORMATION

    The following table sets forth certain unaudited financial information for each quarter during fiscal 1994, 1995, 1996, and the first two quarters of fiscal 1997. The amounts shown are not necessarily comparable or indicative of actual trends, since these amounts reflect the addition of stores during these periods.

                                                                GROSS                            PRO FORMA NET
QUARTERS ENDED                               TOTAL REVENUES    PROFIT     OPERATING INCOME   INCOME AFTER TAXES(1)
-------------------------------------------  --------------  -----------  -----------------  ---------------------
                                                                    (DOLLARS IN THOUSANDS)
Fiscal 1994:
  April 30, 1993...........................    $   35,224     $   6,546       $   1,880            $     970
  July 31, 1993............................        38,331         7,204           2,659                1,232
  October 31, 1993.........................        40,774         7,550           1,754                  953
  January 31, 1994.........................        29,783         6,443             873                  345

Fiscal 1995:
  April 30, 1994...........................        45,472         8,806           3,017                1,540
  July 31, 1994............................        49,732         9,768           3,632                2,026
  October 31, 1994.........................        48,713         9,822           2,694                1,477
  January 31, 1995.........................        39,993         7,403           1,563                  845

Fiscal 1996:
  April 30, 1995...........................        52,029         9,765           2,646                1,130
  July 31, 1995............................        57,718        10,863           3,122                1,619
  October 31, 1995.........................        67,078        12,480           3,739                1,847
  January 31, 1996.........................        46,732         9,610           1,556                  245

Fiscal 1997:
  April 30, 1996...........................        70,886        12,168           3,573                1,597
  July 31, 1996............................        82,887        15,764           5,836                2,758

------------------------

(1) Assumes the Company was taxed as a C corporation for all periods presented.

                                    BUSINESS

GENERAL

    Through its 35 stores, the Company owns and operates the largest networks of Deere industrial stores and agricultural stores in the United States. The 24 industrial stores and 11 agricultural stores sell, rent, and service industrial and agricultural equipment primarily supplied by Deere. The Company's revenues have grown at a compound annual rate of 33% over the past five years, from $71.2 million in fiscal 1992 to $223.6 million in fiscal 1996 and on a pro forma basis were $288.6 million in fiscal 1996.

    The Company's stores are located in Arizona, California, Minnesota, North Dakota, South Dakota, Texas, and Washington. The Company expects to continue to expand its networks through future acquisitions, as the consolidation of Deere equipment dealers continues to develop. The Company has acquired 16 stores in the past five years, including 14 industrial stores and two agricultural stores. The Company believes that its networks of industrial and agricultural stores enable it to achieve benefits from increasing operational synergies.

    The equipment and parts sold by the Company are supplied primarily by Deere, which is a leading manufacturer and supplier of industrial and agricultural equipment in the United States. Sales of new Deere equipment by the Company accounted for approximately 72% of the Company's new equipment sales in fiscal 1996. No other supplier accounted for more than 7% of the Company's new equipment sales in fiscal 1996. The Company expects that Deere products will continue to account for the majority of its industrial and agricultural equipment sales. The Company's stores also offer complementary equipment from other suppliers, used equipment, new and used parts, equipment servicing, equipment rental, and other related products and services.

    For the fiscal year ended January 31, 1996, the Company's revenues were generated from the following areas of business:

New equipment sales..................................................        51%
Used equipment sales.................................................        22%
Product support, parts, service......................................        26%
Equipment rental income..............................................         1%

INDUSTRY OVERVIEW

    INDUSTRIAL EQUIPMENT INDUSTRY. Management estimates that U.S. retail sales of new industrial equipment in its target product market in calendar 1995 totaled approximately $7.4 billion. Deere is one of the leading suppliers of industrial equipment in the United States for light to medium applications offering a broad array of products. Currently, Deere has approximately 110 industrial dealers which operate approximately 355 stores in the United States. Each dealer within the Deere industrial system is assigned specific geographic areas of responsibility within which it has the right to sell new Deere industrial products. Over the last five years, while the number of Deere industrial stores has remained constant, the number of Deere industrial dealers has declined by more than 30%. This dealer consolidation is being driven, in part, by an increasing need for capital, owners' concerns about succession, and Deere's support for consolidation of its dealers. The Company expects to benefit from this consolidation trend by continuing its strategic acquisition of Deere industrial dealerships.

    AGRICULTURAL EQUIPMENT INDUSTRY. Management estimates that U.S. retail sales of new agricultural equipment in its target product market in calendar 1995 totaled approximately $10.1 billion. Deere is the leading supplier of agricultural equipment in the United States. Within the Deere agricultural system, dealers are not assigned exclusive territories, but are given authorized store locations. Currently, Deere has approximately 1,275 agricultural dealers which operate approximately 1,545 stores. The Company believes that agricultural dealerships also face an increasing need for capital, owners' concerns about succession, and Deere support for consolidation and, as a result, that a consolidation of agricultural dealers will occur. The Company expects that it will have increasing opportunities to complete strategic acquisitions of Deere agricultural dealerships as this consolidation trend develops.

GROWTH STRATEGY

    In order to continue to expand its market leadership position and further develop its industrial and agricultural equipment operations, the Company has developed its growth strategy, the key elements of which are:

    INCREASING MARKET SHARE. The Company seeks to increase its market share by enhancing customer service and generating customer loyalty. To accomplish this, the Company offers a broad range of products, utilizes aggressive marketing programs, trains its employees to have a strong customer orientation, employs state-of-the-art service equipment, and maintains a computerized real-time inventory system. Each industrial and agricultural store offers a broad array of its respective Deere equipment lines, and also sells complementary products from other suppliers, based on the nature of each store's customer base.

    As the installed base of equipment expands with the Company's increasing market share, the Company has the opportunity to generate additional parts and service business. The Company believes that a customer's experience with the parts and service departments and other value-added services can positively influence each customer's overall satisfaction. Parts and service currently account for approximately 26% of the Company's total revenues but have significantly higher profit margins than wholegoods sales.

    The Company also has diversified its business into complementary fields to serve its customers' needs, expand its customer base, and enhance its revenues by developing its industrial rental fleet, offering undercarriage service at strategic locations, and selling irrigation equipment at one store.

    PURSUING ADDITIONAL ACQUISITIONS. Acquisitions have been and will continue to be an important element of the Company's growth strategy, particularly given the consolidation trends among industrial and agricultural equipment dealers. Over the past five years, the Company has acquired 14 industrial stores and two agricultural stores. Due to the Company's leadership position in the industry and its track record in completing and integrating acquisitions, the Company believes that attractive acquisition candidates will continue to become available to the Company.

    The Company believes that its management team has substantial experience in evaluating potential acquisition candidates and determining whether a particular dealership can be successfully integrated into the Company's existing operations. Upon consummation of each acquisition, the Company integrates the dealership into its industrial or agricultural operations by implementing the Company's operating model and seeks to enhance the acquired dealership's performance within its target market. Integration of an acquisition is completed generally within the first six to 12 months although it can take several years before the benefits of the Company's operating model, networks, strategies, and systems are fully realized. The consent of Deere is required for the acquisition of any Deere dealership. Accordingly, the Company will need to obtain Deere's consent before being able to complete any future acquisitions it may negotiate. See "Risk Factors--Risks Associated With Expansion."

    IMPLEMENTING THE RDO OPERATING MODEL. The Company has developed a proven operating model designed to improve the performance and profitability of each of its stores. Components of this operating model include (i) pursuing aggressive marketing programs, (ii) allowing store employees to focus on customers by managing administrative functions, training, and purchasing at the corporate level, (iii) providing a full complement of parts and state-of-the-art service functions, including a computerized real-time inventory system and quick response, on-site repair service, (iv) motivating store level management in accordance with corporate goals, and (v) focusing on cost structures at the store level.

    The Company implements its operating model in a variety of areas. For example, the Company is proactive in attracting new customers by sending targeted direct mailings, hosting open houses and service clinics, and participating in trade shows. Additionally, the Company centralizes certain functions such as accounting, purchasing, and employee recruitment, allowing its store managers and personnel more time to focus on making sales and providing product support to customers.

    CAPITALIZING ON DIVERSITY OF OPERATIONS. A major focus of the Company's strategy has been to expand its networks of industrial and agricultural stores into geographic areas that have a large base of construction or agricultural activity and that provide the Company with opportunities to continue to develop its store networks. The Company believes that its business diversification into both industrial and agricultural store operations has significantly increased its customer base, while also mitigating the effects of industry-specific economic cycles. Similarly, the Company's geographic diversification into regions outside the Midwest helps to diminish the effects of seasonality, as well as local and regional economic fluctuations. Typically, other Deere dealers operate only industrial or agricultural dealerships, with a limited number of stores concentrated in a specific geographic region. Based on information published by Deere, the Company believes the average U.S. Deere industrial dealer has less than four stores, as compared to the Company's 24 industrial stores, and the average U.S. Deere agricultural dealer operates a single store as compared to the Company's 11 agricultural stores.

RECENT AND PENDING ACQUISITIONS

    The Company recently has acquired or entered into agreements to acquire six industrial stores and two agricultural stores in calendar 1996. These acquisitions extend the Company's networks into Texas and Washington, which the Company believes will provide platforms for future growth.

    Effective as of July 1, 1996, the Company completed the Central Texas Acquisition, pursuant to which it acquired an industrial dealership with three industrial stores located in Dallas-Fort Worth, and Waco, Texas. The acquisition gives the Company a market presence in Texas and the Company now has a Deere area of responsibility covering 35 counties. The purchase price for the net assets acquired was approximately $8.4 million, which was financed by Ag Capital. See "Use of Proceeds," "Certain Relationship and Related Transactions," and Note 13 to the Combined Financial Statements.

    In August 1996, the Company entered into an agreement for the East Texas Acquisition, consisting of a Deere industrial dealership with three stores located in Longview, Lufkin, and Mount Pleasant, Texas. The Deere area of responsibility for these stores covers 39 counties, and is contiguous with the Company's Central Texas area of responsibility. The purchase price for the net assets will be approximately $2.7 million, net of $9.1 million of liabilities to be assumed. Approximately $500,000 of the purchase price will be financed by a note payable to the seller, with the balance to be paid using a portion of the net proceeds from this Offering. The transaction is expected to be completed in December 1996. See "Use of Proceeds," "Certain Relationships and Related Transactions," and Note 13 to the Combined Financial Statements.

    The Company entered into an agreement for the Washington Acquisition in August 1996, consisting of a Deere agricultural dealership with two stores located in Pasco and Sunnyside, Washington. The purchase price for the net assets will be approximately $2.7 million, net of $6.0 million of liabilities to be assumed. Approximately $1.0 million of the purchase price will be financed by a note payable to the seller, with the balance to be financed by a short-term note payable to Ag Capital, which will be repaid using a portion of the net proceeds from this Offering. The Company also may be obligated to pay additional consideration of up to $750,000 in the event certain performance criteria are met over a three-year period following completion of the acquisition. The acquisition is expected to be completed in October 1996. See "Use of Proceeds," "Certain Relationships and Related Transactions," and Note 13 to the Combined Financial Statements.

INDUSTRIAL DIVISION

    The Company is the largest Deere industrial dealer in the United States both in number of stores and total revenues and accounted for approximately 6% of Deere's United States industrial equipment sales in calendar 1995. The Company owns and operates 24 industrial stores located in large metropolitan areas in Arizona, Southern California, Minnesota, North Dakota, South Dakota, and Texas. The total revenues of the Industrial Division have increased from $30.5 million in fiscal 1992 to $139.0 million in fiscal 1996, representing a compound annual growth rate of 46%. The historic growth of the Industrial Division is the result of same store sales increases, which have averaged 21% since fiscal 1992, and the acquisition of 14 stores over the same period. The Company began its industrial operations in 1989 by acquiring a Deere industrial dealership with stores located in Bismarck, Fargo, Grand Forks, and Minot, North Dakota.

    Customers of the Company include contractors, for both residential and commercial construction, utility companies, and federal, state, and local government agencies. The Industrial Division has a diverse customer base and no customer represented more than 5% of the Division's sales. The Industrial Division provides a full line of equipment for light to medium size applications and related product support to its customers. Its primary products include John Deere backhoe loaders, hydraulic excavators, crawler dozers, and four-wheel drive loaders. While the sale of new Deere industrial equipment is the main focus, the Company's industrial stores also offer complementary equipment from other suppliers, as well as used equipment taken as trade-ins.

    The industrial stores are located in areas with significant construction activity, including Dallas-Fort Worth, southern Los Angeles, Minneapolis-St. Paul, Phoenix, and San Diego. A representative industrial store is 20,000 to 30,000 square feet in size and is located on a six-acre lot. Each industrial store displays a broad array of new and used equipment and has a series of fully-equipped service bays to provide on-site service and maintenance of industrial equipment. The Company believes it has a competitive advantage over other industrial dealers given its ability to draw on its network of stores for equipment and parts and the economies of scale inherent in its centralized administrative, purchasing, and inventory management functions. The Company attributes the success of its Industrial Division to its continuing implementation of its operating model.

    Deere has established an Industrial Mark of Excellence Program to recognize its industrial dealers which meet certain criteria, including targeted sales growth, financial performance, customer satisfaction, and product support. In calendar 1995, approximately 32% of the Deere industrial dealers achieved Mark of Excellence status. The Industrial Division achieved Mark of Excellence status for calendar 1995 for both its Midwest and Southwest areas of responsibility, and has achieved such status for its operations each year since 1989.

    The Company's industrial stores are located and were acquired or opened as described below:

LOCATION                                                        CALENDAR YEAR ACQUIRED/OPENED
-----------------------------------------------------------  -----------------------------------
MIDWEST:
*Bismarck, ND..............................................       1989           Acquired
 Minot, ND.................................................       1989           Acquired
 Fargo, ND.................................................       1989           Acquired
 Grand Forks, ND...........................................       1989           Acquired
 Minneapolis, MN...........................................       1990           Acquired
 Rochester, MN.............................................       1990           Acquired
 St. Cloud, MN.............................................       1990           Acquired
 Mankato, MN...............................................       1992           Acquired
 Sioux Falls, SD...........................................       1992           Acquired
*Rapid City, SD............................................       1993           Acquired
 Marshall, MN..............................................       1996            Opened

LOCATION                                                        CALENDAR YEAR ACQUIRED/OPENED
-----------------------------------------------------------  -----------------------------------
SOUTHWEST:
 Flagstaff, AZ.............................................       1992           Acquired
 Phoenix, AZ...............................................       1992           Acquired
 Tucson, AZ................................................       1992           Acquired
 Prescott, AZ..............................................       1995            Opened
 Riverside, CA.............................................       1995           Acquired
 San Diego, CA.............................................       1995           Acquired
 Brawley, CA...............................................       1996            Opened

SOUTH:
 Fort Worth, TX............................................       1996           Acquired
 Irving, TX................................................       1996           Acquired
 Waco, TX..................................................       1996           Acquired
 Longview, TX..............................................       1996        To be acquired
 Lufkin, TX................................................       1996        To be acquired
 Mount Pleasant, TX........................................       1996        To be acquired

------------------------

 * Agricultural equipment also sold at this location.

AGRICULTURAL DIVISION

    The Company is the largest Deere agricultural dealer in the United States both in number of stores and total revenues and accounted for approximately 1% of Deere's United States agricultural equipment sales in calendar 1995. The revenues of the Agricultural Division increased from $40.7 million in fiscal 1992 to $84.6 million in fiscal 1996, representing a compound annual growth rate of 20%. The historic growth of the Agricultural Division is primarily due to same store sales growth resulting from the Company's implementation of aggressive sales programs to build market share. The Company began its agricultural operations in 1968, by acquiring a Deere agricultural store located in Casselton, North Dakota. The Company owns and operates 11 agricultural stores located in Minnesota, North Dakota, South Dakota, and Washington.

    The Company's agricultural stores are full-service suppliers to farmers, offering a broad range of farm equipment and related products. The Agricultural Division sold equipment, parts, or service to over 32,000 customers in fiscal 1996 and no customer represented more than 7% of the Division's sales. The Company's customers primarily farm corn, soybeans, wheat, sugar beets, and potatoes. As a result of the customer mix and Deere's product offering, the core products of the Agricultural Division include combines, tractors, planting, and tillage equipment. The Company's agricultural stores also carry other harvesting and crop handling machinery, as well as lawn and grounds care equipment. The sale of new Deere agricultural equipment is the primary focus of the Company's agricultural equipment sales and accounts for a majority of the Division's new equipment sales. A wide variety of additional agricultural equipment lines, which complement the Deere products, are also offered according to local market demand. The agricultural stores also sell used equipment, generally acquired as trade-ins. The Company's store in Wadena, Minnesota sells irrigation equipment supplied by Valmont Industries Inc. and vegetable storage ventilation equipment.

    The agricultural stores are located in areas with significant concentrations of farmers and typically serve customers within a 25 to 50 mile radius. A representative agricultural store is 20,000 to 30,000 square feet in size and sits on a six-acre lot. Each store displays a broad array of new and used equipment and has a series of fully-equipped service bays to provide on-site service and maintenance of agricultural equipment. The Company believes it has an advantage over other agricultural dealers given its ability to draw on its network of agricultural stores for equipment and parts and the economies of scale inherent in its centralized administrative, purchasing, and inventory management functions.

    Deere has established the John Deere Signature Award Program to recognize its agricultural dealers which meet certain criteria, including targeted sales growth, customer satisfaction, and dealer image. For calendar year 1995, approximately 36% of the Deere U.S. agricultural dealers were awarded Signature status in at least one category, and 17% achieved Signature status in all categories. Eight of the Company's Deere agricultural equipment stores were awarded Signature status in calendar year 1995, including four stores that achieved Signature status in all categories.

    The Company's agricultural stores are located and were acquired or opened as follows:

LOCATION                                                        CALENDAR YEAR ACQUIRED/OPENED
--------------------------------------------------------------  ------------------------------
Casselton, ND.................................................       1968        Acquired
Lisbon, ND....................................................       1976         Opened
Breckenridge, MN..............................................       1983        Acquired
Kindred, ND...................................................       1986         Opened
Barnesville, MN...............................................       1987        Acquired
Fargo, ND.....................................................       1987        Acquired
Washburn, ND..................................................       1989        Acquired
*Aberdeen, SD.................................................       1990        Acquired
Wadena, MN....................................................       1992         Opened
Pasco, WA.....................................................       1996     To be acquired
Sunnyside, WA.................................................       1996     To be acquired

------------------------

 * Industrial equipment also is sold at this location.

PARTS AND SERVICE

    The Company's industrial and agricultural stores offer a broad range of replacement parts and fully-equipped service and repair facilities for their respective product lines. The Company believes that product support through parts and service will be increasingly important to its ability to attract and retain customers for both its industrial and agricultural equipment operations. As of August 31, 1996, 105 of the Company's employees were employed in its parts business and 337 were employed in its service business.

    Each industrial and agricultural equipment store includes service bays staffed by highly trained service technicians. Technicians are also available to make on-site repairs of equipment that cannot be brought in for service. The Company's service technicians receive training from Deere and certain other suppliers, as well as additional on-site training conducted by the Company. The industrial stores located in Minneapolis, Minnesota and Riverside, California also operate full-service undercarriage shops for all makes and sizes of crawler equipment. The Company recently opened an undercarriage shop at one of its Dallas-Fort Worth industrial stores.

    As part of its product support efforts, the Company provides proactive and comprehensive customer service by maintaining service histories for each piece of equipment owned by its customers, having longer service hours in times of peak service usage, providing on-site repair service at customer locations, scheduling off-season maintenance activities with customers, notifying customers of periodic service requirements, and providing training programs to customers to better educate them as to maintenance requirements, as well as teaching preventive maintenance that customers can perform themselves. At the time equipment is purchased, the Company also offers customers the option of purchasing guaranteed maintenance contracts. The Company believes that these product support services help attract customers, develop and strengthen existing customer relationships, and promote customer loyalty.

RENTAL FLEET OPERATIONS

    The Company maintains a rental fleet of industrial equipment, primarily in its Arizona and Southern California operations. The Company rents the industrial equipment to customers on a short-term basis, generally for a specified number of days or weeks, at competitive rates. The Company believes that its rental operations will continue to benefit from the trend among businesses to outsource operations, including equipment ownership, in order to minimize their capital investment in equipment as well as reducing or eliminating the down-time, maintenance, repair, and storage costs associated with equipment ownership. Used rental equipment is then sold by the Company, generally after 18 to 24 months of service. The Company believes that the rental business will be an area of growth as it expands its operations in Arizona and California, as well as in its recently acquired Dallas-Fort Worth operations. The Company's network of industrial stores support the sale of the used equipment retired from the rental fleet through the ability to move used equipment to various geographic regions based on market demand, the access to an expanded customer base, and trained personnel to service the used equipment to enhance its resale value.

ASSET MANAGEMENT

    In order to maximize asset productivity, the Company maintains a complete database on sales and inventory of parts and equipment. The Company has a sophisticated, centralized real-time inventory control system. This system enables each store to access the available inventory of the Company's other stores before ordering additional parts or equipment from the supplier. As a result, the Company minimizes its investment in inventory while still effectively and promptly satisfying its customers' parts needs. Using this system, the Company also monitors inventory levels and mix at each store and makes adjustments as needed in accordance with its operating plan. The Company's management information system and database also are used to monitor market conditions, sales information, and customer demand, as well as to assess product merchandising strategies. The Company has begun to use the Internet for direct sales of parts to a growing number of its retail customers. The Company's parts business is also supported by a network established by Deere which connects each industrial and agricultural store to Deere's warehouses.

STORE OPERATIONS

    The Company believes that management of its stores at the individual store level is crucial to the success of its overall operations. Each store has its own manager, who reports directly to one of the four Senior Vice Presidents. The Company's store managers on average have more than ten years of experience in industrial or agricultural sales and more than five years of experience as a store manager. Each store also typically is staffed by a parts manager and service manager. The Company has a bonus plan for its store managers which rewards managers who demonstrate strong performance based on sales growth, net income, and return on assets. See "Management--Cash Bonus Incentive Plan." Sales personnel are compensated and evaluated on their success rate in obtaining sales, their systematic contacting of potential customers, and their advance awareness of potential sales in their area of responsibility. The Company also has recently adopted the Incentive Plan, which will be used to provide stock-based incentive compensation to the store managers. See "Management--1996 Stock Incentive Plan." Under the Company's operating model, decision-making for customer-related issues is decentralized, with each store manager responsible for such matters as the type of equipment to stock, equipment pricing, customer credit approvals, staffing levels, and customer satisfaction.

MANAGEMENT STRUCTURE

    Management of the day-to-day operations of the Company's industrial and agricultural networks is coordinated by the Company's four Senior Vice Presidents of Operations, including monitoring the Company's effectiveness and actual day-to-day performance in areas such as annual budgets, inventory forecasting, and marketing efforts. Historically, each Division had one Senior Vice President. As the Company has expanded through its recent and pending acquisitions, the Company has appointed two Senior Vice Presidents for its Industrial Division and two Senior Vice Presidents for its Agricultural Division. Responsibility for stores and operations within each Division is assigned based on the geographical locations of stores. The Company works to maintain open communication systems among the stores to identify and pursue potential areas of growth, and to enhance the Company's public image.

    The Company maintains a small corporate staff at its headquarters. The corporate office handles corporate planning, financial reporting and analysis, execution of the Company's business strategy, and other centralized functions for the Company's overall operations. The corporate office focuses on functions that are not directly related to interactions with customers such as accounting systems, training, purchasing, internal communication systems, facilities management, employee recruitment, benefit plan management, and Company-wide standard policies and procedures.

SALES AND MARKETING

    The Company has developed and implemented a comprehensive marketing program. Action plans are developed for each store and monitored on a regular basis. Centralized marketing efforts include setting forecasts, developing marketing strategies, establishing market share goals, initiating public relations, and choosing advertising mediums to be used. Each individual store is responsible for its own targeted marketing program for its particular customer base.

    The Company is highly proactive with existing and potential customers in both its industrial and agricultural operations. The Company attempts to increase customer awareness of its products and services through its targeted direct mailings, advertisements in trade journals, and participation in trade shows. Open houses, service clinics, and seminars on a variety of topics such as agri-business, servicing of industrial equipment, and preventive maintenance are used to build and maintain the Company's customer base. In addition to its own marketing efforts, the Company actively participates in the advertising and promotional programs of Deere and other suppliers. The Company also participates in cooperatively funded programs with suppliers, including advertising in trade journals, participating in trade shows sponsored by such suppliers, and developing point-of-purchase in-store displays on various equipment and parts.

    Building strong name recognition throughout its target markets is an important part of the Company's marketing program. Accordingly, the Company has implemented programs to continually enhance recognition of the Company's corporate name and logomark through consistent design elements in its signage, facilities, vehicle identification program, merchandising and point-of-purchase programs, and employee uniform and clothing standards.

    Product support also is an important part of the Company's marketing program. The Company believes that product support plays a key role in establishing and maintaining solid customer relationships. For both its industrial and agricultural operations, the Company promotes its ability to support both the products it sells and products sold by others. The parts and service departments are coordinated and operated as one function, providing a cooperative effort in providing solutions for the customer. To increase its knowledge of its existing and potential customers, the Company uses a sophisticated computerized database to track each customer, identify in advance potential purchases of industrial and agricultural equipment, and maintain a comprehensive record as to equipment purchases, anticipated equipment needs, and individual customer preferences. The Company also conducts training programs for its store managers and sales personnel on sales techniques and methods for building stronger customer relationships.

DEALERSHIP AGREEMENTS

    DEERE INDUSTRIAL DEALER AGREEMENTS. The Company has entered into agreements with Deere which authorize the Company to act as a dealer of Deere construction, utility, and forestry equipment (the "Industrial Dealer Agreements"). The Company's areas of responsibility for the sale of Deere industrial equipment are: (i) in the Midwest: almost all of Minnesota, North Dakota, and South Dakota, and small portions of Iowa and Wyoming; (ii) in the Southwest: Arizona and part of Southern California; and (iii) in the South: with the East Texas Acquisition, the Northeast quadrant of Texas, including the Dallas-Fort Worth and Waco metropolitan areas.

    Pursuant to the Industrial Dealer Agreements, the Company is required, among other things, to maintain suitable facilities, to provide competent management, to actively promote the sale of the equipment covered by the agreements in the designated areas of responsibility, to fulfill the warranty obligations of Deere, to maintain adequate inventory in proportion to the sales potential in each area of responsibility, to provide service and maintain sufficient parts inventory to service the needs of its customers, to maintain adequate working capital, and to maintain stores only in authorized locations. Deere is obligated to make available to the Company any finance plans, lease plans, floor plans, parts return programs, sales or incentive programs or similar plans or programs it offers to other dealers. Deere also provides the Company with promotional items and marketing materials prepared by Deere for its dealers. The Industrial Dealer Agreements also entitle the Company to use John Deere trademarks and tradenames, with certain restrictions. For a description of the rights of Deere to terminate these dealer agreements, see "Risk Factors--Deere Termination Rights."

    DEERE AGRICULTURAL DEALER AGREEMENTS. The Company has entered into non-exclusive dealership agreements with Deere for each of its agricultural stores, which authorize the Company to act as a dealer in Deere agricultural equipment (the "Agricultural Dealer Agreements"). The Agricultural Dealer Agreements establish the Company's specific authorized store locations. The terms of the Agricultural Dealer Agreements are substantially the same as the Industrial Dealer Agreements. All of the agricultural stores also offer John Deere lawn and garden equipment, for which the Company has entered into non-exclusive Lawn and Garden Dealer Agreements, containing substantially the same terms as the Agricultural Dealer Agreements. For a description of the rights of Deere to terminate these dealer agreements, see "Risk Factors--Deere Termination Rights."

    DEERE DEALERSHIP AGREEMENTS--OTHER PROVISIONS. The Deere Agreement also provides that the Company cannot engage in discussions to acquire other Deere dealerships without Deere's prior written consent, which Deere may withhold in its sole discretion. In addition, Deere has the right to have input into the selection of Company's management personnel, including store managers. The prior consent of Deere is required for the opening of any store within the Company's designated areas of responsibility and for the acquisition of any other Deere dealership. There can be no assurance that any such consent will be given by Deere. In addition, the Company is prohibited from making acquisitions, initiating new business activity, paying dividends, repurchasing its capital stock, or making any other distributions to stockholders if the Company's equity to assets ratio is below 30%, as calculated by Deere under the Deere Agreement, or if such ratio would fall below 30% as a result of such action. The Company believes its equity-to-assets ratio at the time of consummation of this Offering and at the end of fiscal 1997 will be at least 30%.

    The dealer appointments are not exclusive. Deere could appoint other dealers in close proximity to the Company's existing stores. The areas of responsibility assigned to the Company's industrial dealerships can be reduced by Deere upon 120 days prior written notice. In addition, the dealer agreements can be amended at any time without the Company's consent, so long as the same amendment is made to the dealer agreements of all other Deere dealers. Deere also has the right to sell directly to federal, state, or local governments, as well as national accounts. To the extent Deere appoints other dealers in the Company's markets, reduces the areas of responsibility relating to the Company's industrial stores, or amends the dealer agreements, the Company's results of operations and financial condition could be adversely affected.

    OTHER MANUFACTURERS. In addition to Deere, the Company is an authorized dealer at various stores for suppliers of other equipment. The terms of such arrangements vary, but most of the dealership agreements contain termination provisions allowing the supplier to terminate the agreement after a specified notice period (usually 180 days) upon a change of control, and in the event of Ronald D. Offutt's death.

FLOOR PLAN FINANCING

    Having adequate wholegoods and parts inventories at each of the Company's industrial and agricultural equipment stores is important to meeting its customer needs and to its sales. Accordingly, the Company attempts to maintain at each store, or have readily available at other stores in its industrial and agricultural equipment networks, sufficient inventory to satisfy anticipated customer needs. Inventory levels fluctuate throughout the year and tend to increase before the primary sales seasons for agricultural equipment. The cost of financing its inventory also is an important factor affecting the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

    DEERE. Deere and Deere Credit offer floor plan financing to Deere dealers for extended periods, to enable dealers to carry representative inventories of equipment and to encourage the purchase of goods by dealers in advance of seasonal retail demand.

    Deere charges variable market rates of interest at or over the prime rate on balances outstanding after any interest-free periods and retains a security interest in the inventories, which it inspects periodically. The interest-free periods, which Deere changes periodically, are currently six to eight months for agricultural equipment, one to five months for industrial equipment, and five to 24 months for most other equipment. Deere also provides financing for used equipment accepted in trade, repossessed equipment, and approved equipment from other suppliers, and receives a security interest in such equipment.

    The Company has a line of credit for $50.0 million with Deere Credit. After the interest-free period, the Company generally shifts its financing to Deere Credit to obtain a lower interest rate. The rate charged by Deere Credit is at the prime rate, which as of July 31, 1996, was 8.25%.

    OTHER SUPPLIERS. For equipment from suppliers other than Deere, the Company primarily finances its floor inventory through its line of credit at Ag Capital. Financing also may be available through floor plan financing programs provided by the suppliers, which may be financed by such suppliers themselves or through third party lenders, depending on which option provides the Company with the most favorable terms. The interest rate on the Ag Capital line of credit is the prime rate, which, as of July 31, 1996 was 8.25%. See "Certain Relationships and Related Transactions."

CUSTOMER FINANCING OPTIONS

    Financing options for customer purchases support the sales activities of the Company. The primary financing for purchases by the Company's customers are through programs offered by Deere and Ag Capital.

    DEERE. Deere's credit subsidiaries provide and administer financing for retail purchases and leases of new and used equipment, primarily through Deere Capital. Deere Capital retains a security interest in the equipment financed. A portion of the customer financing provided by Deere is recourse to the Company. Deere retains a reserve for amounts that the Company may be obligated to pay Deere, by retaining 1% of the face amount of each contract financed until the reserve reaches 3% of the total dollar amount of contracts outstanding. In the event a customer defaults in paying Deere and there is a deficiency in the amount owed to Deere, the Company has the option of paying the amount due under its recourse obligations or using a portion of its reserve. The Company's liability is capped at the amount of the reserve, which, as of July 31, 1996, was $817,000. See Note 9 of the Combined Financial Statements. The Company's historical losses in connection with this contingent recourse liability have not been material.

    AG CAPITAL AND OTHERS. Ag Capital, a cooperative lending institution, also provides financing to the Company's customers. Some of the financing provided by Ag Capital to its customers also is recourse to the Company. This contingent liability is capped at an amount equal to 10% of the amount of the aggregate outstanding contracts, which contingent liability was approximately $3.0 million as of July 31, 1996. Another Offutt Entity, Farmers Equipment Rental, also has provided financing to customers for which the Company has some contingent recourse liability, which contingent liability was approximately $1.1 million as of July 31, 1996. This contingent liability also is capped at an amount equal to 10% of the amount of the aggregate outstanding contracts. See "Certain Relationships and Related Transactions" and Note 9 to the Combined Financial Statements.

    REPURCHASE CONTRACTS. The Company enters into repurchase contracts with certain of its customers, primarily its governmental customers, pursuant to which the Company, at the request of the customer, may be required to repurchase the equipment at a price fixed in the contract after a specified period of time, typically five years, subject to certain conditions. The repurchased equipment is then sold by the Company as used equipment. Although there can be no assurance that the proceeds to the Company upon sale of such equipment will be equal to or exceed the repurchase price paid to the customer for such equipment, the Company believes its multiple stores facilitate the sale of repurchased equipment. See Note 9 to the Combined Financial Statements.

PERSONAL GUARANTY

    Ronald D. Offutt, the Chairman, Chief Executive Officer, and principal stockholder of the Company, has personally guaranteed all amounts owed to Deere and its affiliates. Under the Deere Agreement, the Company is permitted to replace the personal guaranty of Mr. Offutt with a letter of credit in an amount and from a financial institution acceptable to Deere. The amount of the letter of credit required by Deere would be adjusted annually based on the level of Company's floor plan financing with Deere and its affiliates. If Mr. Offutt should elect not to continue to provide his personal guaranty, the Company would be required to establish the letter of credit. As of the date of this Prospectus, the Company would be required to have a letter of credit of approximately $41.0 million to secure the outstanding Deere floor plan financing, which was approximately $89.3 million as of July 31, 1996, at an annual cost of approximately $205,000.

COMPETITION

    The Company's industrial equipment stores compete with distributors of equipment produced by manufacturers other than Deere, including Case, Caterpillar, and Komatsu. The Company also faces competition from distributors of manufacturers of specific types of industrial equipment, including JCB backhoes, Kobelco excavators, Komatsu wheel loaders and crawler dozers, and Bobcat skid loaders. The Company's agricultural stores compete with distributors of equipment from suppliers other than Deere, including Agco, Case, and New Holland. The Company's equipment stores also compete with other Deere dealerships. Consequently, competing Deere agricultural stores may be located in close proximity to one of the Company's agricultural stores. Competition among equipment dealers is primarily based on price, value, reputation, quality and design of products offered by the dealer, the customer service and equipment servicing provided by the dealer, and the accessibility of the stores to the customers. The Company believes that its broad product line, product support, and superior quality products will enable it to compete effectively.

PRODUCT WARRANTIES

    Product warranties for new equipment and parts are provided by the supplier. The term and scope of these warranties vary greatly by supplier and by product. The Company does not provide additional warranties to retail purchasers of new equipment. Deere pays the Company for repairs to Deere equipment still under warranty. The Company generally sells used equipment "as is" and without manufacturer's warranty, although manufacturers sometimes provide limited warranties if the supplier's original warranty is transferrable and has not yet expired. Typically, the Company provides no additional warranties on used equipment.

TRADEMARKS

    RDO Equipment is a registered servicemark owned by the Company. John Deere is a registered trademark of Deere & Company, the Company's use of which is authorized under the Deere dealership agreements. Trademarks and tradenames of new equipment obtained from suppliers other than Deere are licensed from their respective owners. The Company historically has operated each of its industrial and agricultural stores under either the RDO Equipment tradename or, for purposes of continuity at a particular store if there was strong local name recognition and customer loyalty, the name historically used by the Deere dealership in that location. Beginning in fiscal 1995, the Company began to implement a program to operate all of its industrial and agricultural stores under the RDO Equipment tradename and servicemark. The Company expects to complete this program at its existing stores in fiscal 1998. Each store also is identified as either an authorized John Deere industrial or agricultural equipment store and may display signs of other suppliers.

PRODUCT LIABILITY AND LEGAL PROCEEDINGS

    From time to time, the Company is involved in various litigation matters involving ordinary and routine claims incidental to the Company's business. The Company believes that there are no claims or litigation pending, the outcome of which could have a material adverse effect on the financial position or results of operations of the Company; however, the ultimate legal and financial liability of the Company cannot be estimated with certainty. Products that have been or may be sold by the Company may expose it to potential liabilities for personal injury or property damage claims relating to the use of such products. The Company maintains liability insurance, including product liability coverage, in amounts deemed adequate by management. To date, aggregate costs to the Company for claims, including product liability actions, have not been material. An uninsured or partially insured claim, or a claim for which the manufacturer is not liable or does not assume responsibility, however, could have a material adverse effect on the financial condition of the Company. See "Risk Factors--Product Liability Risk."

ENVIRONMENTAL STANDARDS AND GOVERNMENT REGULATIONS

    The Company's operations are subject to numerous federal, state and local rules and regulations, including laws designed to protect the environment and to regulate the discharge of materials into the environment, primarily relating to its service operations. Based on current laws and regulations, the Company believes that it is in compliance with such laws and regulations and that its policies, practices, and procedures are designed to prevent unreasonable risk of environmental damage or violation of environmental laws and regulations and any resulting financial liability to the Company. No assurance can be given that future changes in such laws or regulations or changes in the nature of the Company's operations or the effects of activities of prior occupants or activities at neighboring facilities will not have an adverse impact on the Company's operations. See "Risk Factors--Government Regulation."

EMPLOYEES

    As of August 31, 1996, the Company employed 663 full-time employees. Of this number, 13 employees were located at the Company's executive offices and employed in corporate administration. The balance of the employees were located at the various stores: 70 were employed in administration, 138 in equipment sales and rental operations, 105 in parts sales, and 337 in servicing equipment. None of the Company's employees is covered by a collective bargaining agreement.

PROPERTIES

    The Company owns the real estate for eight of its stores, leases its executive offices and eight stores from various Offutt Entities, and leases 19 stores from unrelated third parties. Lease terms range from one to ten years and some leases include an option to purchase the leased property. See "Certain Relationships and Related Transactions." The Company believes that all of its facilities are in good operating condition.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The directors and executive officers of the Company as of the date of this Prospectus are as follows:

NAME                              AGE                 POSITION(S)
------------------------------    ----  ----------------------------------------
Ronald D. Offutt(1)...........      53  Chairman, Chief Executive Officer, and a
                                        Director
Paul T. Horn(1)...............      53  President, Chief Operating Officer, and
                                        a Director
Allan F. Knoll(1)(2)(3).......      52  Chief Financial Officer, Secretary, and
                                        a Director
Richard J. Moen...............      49  Chief Administrative Officer and
                                        Treasurer
Gary R. Allan(4)..............      47  Senior Vice President,
                                        Agricultural--Northwest Operations
H. David Frambers.............      52  Senior Vice President,
                                        Industrial--Midwest and South Operations
Larry B. Kerkhoff.............      42  Senior Vice President,
                                        Agricultural--Midwest Operations
Larry E. Scott................      53  Senior Vice President,
                                        Industrial--Southwest Operations
Mark A. Doda..................      34  Controller

------------------------

(1) Member of Executive Committee

(2) Member of the Compensation Committee

(3) Member of the Audit Committee

(4) Will become an officer of the Company upon completion of the Washington Acquisition

    RONALD D. OFFUTT. Mr. Offutt is the Company's founder, Chairman, Chief Executive Officer, and principal stockholder. Mr. Offutt was first elected President of the Company in 1968, upon formation of the Company. Mr. Offutt also serves as Chief Executive Officer and Chairman of the Board of Offutt Co., and he also owns, controls, or manages the other Offutt Entities, which are engaged in a variety of businesses such as farming, food processing, auto dealerships, and agricultural financing activities, some of which transact business with the Company. See "Certain Relationships and Related Transactions." Mr. Offutt will continue to spend approximately 25% of his time on the Company's business. Mr. Offutt is Chairman of the Board of Regents of Concordia College of Moorhead and is a graduate of Concordia College of Moorhead with a degree in Economics.

    PAUL T. HORN. Mr. Horn has served as President of the Company since August 1996 and as Chief Operating Officer and a Director of the Company since 1986. Prior to October 1, 1996, he was an employee of Offutt Co. and spent approximately 25% of his time on the business of the Company. Since such date, he has been a full-time employee of the Company. See "Certain Relationships and Related Transactions." Mr. Horn serves as a director and officer and is a beneficial stockholder of many Offutt Entities, and he will continue to hold many of these positions upon consummation of this Offering. See "Certain Relationships and Related Transactions." Mr. Horn currently serves as Chairman of the Board of Crop Growers Insurance Corp., a crop insurance company, and Northern Grain Company, a regional grain elevator. Mr. Horn is a graduate of Michigan State University with degrees in Business Administration and Agronomy.

    ALLAN F. KNOLL. Mr. Knoll has served as Chief Financial Officer, Secretary, and a Director of the Company since 1974. Mr. Knoll also serves as Chief Financial Officer and Secretary of Offutt Co., and serves as a director and officer and is a beneficial stockholder of many of the Offutt Entities. See "Certain Relationships and Related Transactions." Mr. Knoll will continue to spend approximately 25% of his time on the Company's business. Mr. Knoll is a graduate of Moorhead State University with degrees in Business Administration and Accounting.

    RICHARD J. MOEN. Mr. Moen will serve as the Chief Administrative Officer and Treasurer of the Company commencing October 1996. Prior to joining the Company, from August 1993 until September 1996, Mr. Moen served as Vice President--Legal Services of ConAgra Diversified Products Companies, a division of ConAgra Inc., a diversified international food company. From March 1988 until August 1993, Mr. Moen served as Executive Vice President--Administration, General Counsel, Secretary, and a director of Golden Valley Microwave Foods, Inc., a company specializing in food products designed for use in microwave ovens. Mr. Moen is a graduate of Massachusetts Institute of Technology, with a degree in Economics, and Harvard Law School.

    GARY R. ALLAN. Mr. Allan will serve as Senior Vice President, Agricultural--Northwest Operations upon completion of the Washington Acquisition. Mr. Allan currently is the President of the Washington agricultural stores to be acquired and has held such position since 1986. He is also a partner in Coho L.T.D., a diversified farming company located in Pasco, Washington, and currently serves on the Board of Directors of Yakima Federal Savings and Loan in Yakima, Washington. Mr. Allan attended Columbia Basin College and Eastern Washington University.

    H. DAVID FRAMBERS. Mr. Frambers has served as Senior Vice President, Industrial--Midwest and South Operations since July 1996. With the expansion of the Industrial Division, he became Vice President and General Manager of the Industrial Division for the Midwest and Southwest regions and held such position from 1991 to July 1996. Mr. Frambers served as Vice President and General Manager of the Agricultural and Industrial Divisions from 1986 to 1991. Prior to joining the Company, he was the manager of a Deere agricultural dealership in Grand Forks, North Dakota from 1979 to 1986. From 1968 to 1979 he was employed by Deere in sales and marketing and held positions as the territory manager based in Denver, Colorado, the store manager at Fargo Implement, Fargo, North Dakota, and a division sales manager for Deere in Minneapolis, Minnesota. He is a graduate of Kansas State College with a degree in Industrial Technology.

    LARRY B. KERKHOFF. Mr. Kerkhoff has served as Senior Vice President, Agricultural--Midwest Operations since July 1996. Prior to that time, he was the manager of the equipment store in Breckenridge, Minnesota, since 1991. He has been in the agri-business for over 20 years. Prior to joining the Company, he was with Kibble Equipment, a Deere agricultural dealership, in Montevideo, Minnesota. He is a graduate of Mankato Area Vocational Institute--Diesel Mechanics Program and Mankato State University with a degree in Business Administration.

    LARRY E. SCOTT. Mr. Scott has served as Senior Vice President, Industrial--Southwest Operations since July 1996. Prior to that time, he served as a Vice President and General Manager of the Agricultural Division since 1991. Mr. Scott has been involved in management in the agricultural business for 24 years. He managed the Company's agricultural stores in Casselton, North Dakota, Breckenridge, Minnesota, and Fargo, North Dakota prior to becoming Vice President of the Agricultural Division. He is a graduate of North Dakota State University with a degree in Mathematics and a minor in Business Administration.

    MARK A. DODA. Mr. Doda has served as Controller of the Company since September 1992. Prior to joining the Company, Mr. Doda served as a Division Controller for Graco, Inc., a manufacturer of fluid handling systems, from January 1992 to September 1992. From January 1985 to December 1991, Mr. Doda worked for Deloitte & Touche LLP. Mr. Doda is a graduate of the University of North Dakota with a degree in Accounting.

    Mr. Scott is the brother-in-law of Mr. Offutt. There are no other family relationships among the directors and executive officers of the Company.

TERM OF OFFICE AND ELECTION OF ADDITIONAL DIRECTORS

    Members of the Board of Directors are elected annually. The Company is seeking to identify at least two individuals to serve as outside directors upon consummation of this Offering.

BOARD COMMITTEES

    The Board of Directors has established three committees of the Board which will take effect upon consummation of this Offering: the Executive Committee, the Audit Committee, and the Compensation Committee. The Executive Committee has the authority to take all actions that the Board as a whole is able to take, except as limited by applicable law. The Audit Committee recommends the appointment of auditors and oversees the accounting and audit functions of the Company. The Compensation Committee determines executive officers' and key employees' salaries and bonuses and administers the Incentive Plan. Upon consummation of this Offering, Messrs. Offutt, Horn, and Knoll will be appointed to serve on the Company's Executive Committee, and Mr. Knoll and at least two outside directors will be appointed to serve on the Company's Compensation Committee and Audit Committee.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    In fiscal 1996, the Company had no Compensation Committee but the Board of Directors performed equivalent functions. Of the members of the Board of Directors in such year, Mr. Offutt served as the Company's Chairman and Chief Executive Officer, Mr. Knoll served as the Company's Chief Financial Officer, and Mr. Horn served as the Company's Chief Operating Officer.

DIRECTOR COMPENSATION

    Directors who are not employees or officers of the Company will receive $1,000 per month and $500 for each Board and committee meeting attended. Directors who are employees or officers of the Company do not receive additional compensation for service as a director. In addition, all directors are entitled to be reimbursed for certain expenses in connection with attendance at Board and committee meetings. At the time such person first becomes a director of the Company, each non-employee director will receive options to purchase 10,000 shares of Class A Common Stock, with such vesting periods as the Compensation Committee may determine. See "--1996 Stock Incentive Plan."

EXECUTIVE COMPENSATION

    Historically Messrs. Offutt, Horn, and Knoll have not been compensated directly by the Company for their services, which has represented approximately 25% of each of their time. Their services have been provided to the Company pursuant to an arrangement with Offutt Co. The compensation paid by Offutt Co. to each of Messrs. Offutt, Horn, and Knoll for their services to the Company has been $50,000, $50,000, and $30,000 in each of fiscal years 1996, 1995, and 1994, respectively. Commencing as of October 1, 1996, each of these officers will be paid directly by the Company for their services to the Company. Messrs. Offutt and Knoll will receive salaries of $50,000 per year for their part-time services, and Mr. Horn will receive a base salary of $150,000 per year for his full-time services and will be eligible for an incentive bonus.

    The following table describes the compensation paid or earned for services rendered to the Company in fiscal 1996 by the Company's Chief Executive Officer and four most highly compensated executive officers.

                           SUMMARY COMPENSATION TABLE

                                                ANNUAL COMPENSATION(1)
                                            -------------------------------        ALL OTHER
NAME AND PRINCIPAL POSITION                    SALARY          CASH BONUS       COMPENSATION(1)
----------------------------------------    -------------     -------------     ----------------
Ronald D. Offutt
  Chairman and Chief Executive
  Officer...............................    $      50,000(2)       --                 --
Paul T. Horn
  President and Chief Operating
  Officer...............................    $      50,000(2)       --                 --
Allan F. Knoll
  Chief Financial Officer and
  Secretary.............................    $      50,000(2)       --                 --
H. David Frambers
  Senior Vice President,
  Industrial--Midwest and South
  Operations............................    $      52,000     $    148,813            --
Larry E. Scott
  Senior Vice President,
  Industrial--Southwest Operations......    $      52,000     $    147,986            --

------------------------

(1) No executive officer of the Company received perquisites or other personal benefits exceeding $50,000 or 10% of such officer's total annual salary and bonus.

(2) Prior to this Offering, Messrs. Offutt, Horn, and Knoll have not been paid directly by the Company, but have been compensated by Offutt Co. The amount reflected in the table is the amount of compensation paid for the services provided by each of them to the Company in fiscal 1996.

    No option grants were made during fiscal 1996 to any of the executive officers named in the Summary Compensation Table or any other employee of the Company.

1996 STOCK INCENTIVE PLAN

    In September 1996, the Board of Directors and stockholders of the Company adopted the RDO Equipment Co. 1996 Stock Incentive Plan (the "Incentive Plan"). The Incentive Plan is intended to advance the best interests of the Company and its stockholders by attracting, retaining, and motivating employees, directors, advisors, and consultants of the Company. The Incentive Plan provides for the grant of stock options (which may be non-qualified stock options or incentive stock options for tax purposes), stock appreciation rights issued independent of or in tandem with such options ("SARs"), restricted stock awards, and performance stock awards, thereby increasing the personal stake of Incentive Plan participants in the continued success and growth of the Company.

    The Incentive Plan is administered by the Compensation Committee or other designated committee of the Board of Directors (the "Committee"), which consists of three members, including at least two non-employee directors of the Company who are disinterested within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934. The Committee has broad authority to interpret and administer the Incentive Plan, including the power to grant and modify awards and the power to limit or eliminate its discretion as it may deem advisable to comply with or obtain preferential treatment under any applicable tax or other law, rule, or regulation. The Committee also has broad authority to accelerate the vesting of an award or the time at which any award is exercisable or to waive any condition or restriction on the vesting, exercise, or receipt of any award. The Board of Directors may at any time amend, suspend, discontinue, or terminate the Incentive Plan without stockholder approval or approval of participants, subject to certain limitations.

    Initially,        shares of Class A Common Stock are available for issuance
under the Incentive Plan. In addition, as of February 1 of each year the Incentive Plan is in effect, if the total number of shares of Common Stock issued and outstanding, not including any shares of Class A Common Stock issued under the Incentive Plan, exceeds the total number of shares of Common Stock issued and outstanding as of February 1 of the preceding year (or, for fiscal 1997, as of the commencement of the Incentive Plan), the number of shares available will be increased by an amount such that the total number of shares available for issuance under the Incentive Plan equals 10% of the total number of shares of Common Stock outstanding, not including any shares issued under the Incentive Plan. Lapsed, forfeited, or cancelled awards will not count against these limits. Cash exercises of SARs and cash settlement of other awards will also not be counted against these limits but the total number of SARs and other awards settled in cash shall not exceed the total number of shares authorized for issuance under the Incentive Plan (without reduction for issuances).

    As of the date of this Prospectus, no awards have been made under the Incentive Plan. Prior to consummation of this Offering, the Company plans to
grant options to purchase an aggregate of       shares of Class A Common Stock
under the Incentive Plan at the initial public offering price.

CASH BONUS INCENTIVES

    The Company expects that annual cash bonuses will be a substantial portion of the cash compensation of its management team. For its senior management, bonuses are determined based on achievement of a variety of factors, including targeted return on assets, and earnings per share growth. Each store manager is evaluated based on a number of performance criteria, including efficiency of asset management, store profitability, sales growth, productivity, and product support. Bonuses are accrued monthly based on the actual year-to-date performance of the managers. A portion of each bonus is paid quarterly, with the balance paid after the final bonus amount is determined at the end of each year.

401(K) EMPLOYEE SAVINGS PLAN

    The Company's employees participate in a 401(k) employee savings plan, sponsored by an Offutt Entity, which covers substantially all employees. The Company matches a portion of employee contributions up to a maximum of $900 per employee. Contributions to the plan by the Company were $121,000, $151,000, and $194,000 for fiscal 1994, 1995, and 1996, respectively, and $80,000 and $109,000 for the six months ended July 31, 1995 and 1996, respectively.

LIMITATION OF LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

    The Company's Certificate of Incorporation contains provisions (i) eliminating the personal liability of its directors, officers, employees, and other agents for monetary damages resulting from breaches of their fiduciary duty to the fullest extent permitted by the law and (ii) indemnifying its directors and officers to the fullest extent permitted by the DGCL. These provisions in the Certificate of Incorporation do not eliminate the duty of care and, in appropriate circumstances, equitable remedies such as an injunction or other forms of non-monetary relief would remain available under Delaware law. Each director will continue to be subject to liability for breach of a director's duty of loyalty to the Company or its stockholders, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit, and for improper distributions to stockholders. These provisions also do not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

    The DGCL and the Company's Certificate of Incorporation also provide that the Company shall, under certain circumstances and subject to certain limitations, indemnify any person made or threatened to be made a party to a proceeding by reason of that person's former or present official capacity with the Company against judgments, penalties, fines, settlements, and reasonable expenses. Any such person is also entitled, subject to certain limitations, to payment or reimbursement of reasonable expenses in advance of the final disposition of the proceeding. The Company has entered into indemnification agreements with its directors and executive officers which indemnify such persons to the fullest extent permitted by its Certificate of Incorporation, its Bylaws, and the DGCL. The Company also intends to obtain directors' and officers' liability insurance.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    The Company historically has engaged, and expects to engage in the future, in various business transactions with various of the Offutt Entities, including Ag Capital, a significant provider of working capital and floor plan financing to the Company and financing to the Company's customers. Messrs. Offutt, Horn, and Knoll each serve as officers or directors and have ownership interests in various of the Offutt Entities, including all of the Offutt Entities which have engaged in and will continue to engage in transactions with the Company, as described below. The Company believes that all of these transactions were made on terms no less favorable to the Company than could have been obtained from unaffiliated third parties. All future transactions between the Company and any of the Offutt Entities or any of the Company's officers, directors, principal stockholders, and their affiliates will be approved both by a majority of all members of the Company's board of directors and by a majority of the independent and disinterested outside directors, and will continue to be on terms believed to be no less favorable to the Company than could be obtained from unaffiliated third parties.

    The Company had sales to the Offutt Entities of agricultural equipment and related parts and service, totalling $1.9 million, $3.5 million, $5.5 million, and $4.5 million in fiscal 1994, 1995, 1996, and the six months ended July 31, 1996 respectively.

    The Company leases eight of its dealership facilities and many of its service vehicles from an Offutt Entity. Total rent expense for these leases totalled $523,000, $668,000, $1,089,000, and $554,000 in fiscal 1994, 1995,
1996, and the six months ended July 31, 1996, respectively. These leases have terms expiring at various times from 1997 to 2007.

    In October 1995, the Company acquired all the outstanding capital stock of a Deere agricultural equipment dealership located in Kindred, North Dakota, which was controlled by Mr. Offutt, in exchange for shares of the Company's Class B Common Stock, $520,000 in cash, and a note payable for $375,000 which bears interest at a rate per annum of 10% and is due January 31, 1999. The amount of consideration paid for the capital stock of the dealership was determined by the Company's Board of Directors. See Note 3 to the Combined Financial Statements.

    The Company receives corporate support services from various Offutt Entities, including office space for its executive offices, use of conference and meeting facilities, use of an aircraft for Company business, administration of the Company's 401(k) plan, and real estate management services. The Company has historically paid for such services based on its pro rata usage of services as compared to the usage of other Offutt Entities or at a fixed charge. Total charges for such services totalled $48,000, $56,000, $77,000, and $35,000 in fiscal 1994, 1995, 1996, and the six months ended July 31, 1996, respectively. Effective upon consummation of this Offering, all such services will be provided to the Company pursuant to a three-year Corporate Services Agreement, which is terminable by the Company on 30 days' notice in whole or in part, on the same cost basis as in prior years.

    Ag Capital and Farmers Equipment Rental provide financing to the Company's customers. The total amounts of such customer financing outstanding as of the end of fiscal 1994, 1995, 1996, and the six months ended July 31, 1996, were $12.2 million, $24.3 million, $32.8 million, and $41.4 million, respectively. A portion of the financing provided by Ag Capital and Farmers Equipment Rental is recourse to the Company. See "Business--Customer Financing Options" and Note 9 to the Combined Financial Statements. The Company finances certain of its working capital needs, primarily inventory financing for non-Deere equipment, through Ag Capital and other Offutt Entities. Interest on such inventory financing typically bears interest at the prime rate as it varies from time to time. Total interest paid to Offutt Entities totalled $771,000, $627,000, $849,000, and $426,000 in fiscal 1994, 1995, 1996, and the six months ended July 31, 1996, respectively. The total amount outstanding under these financing arrangements at July 31,

1996 was $11.9 million, with an interest rate, as of that date, of 8.25%. See Notes 5 and 6 to the Combined Financial Statements as to floor plan payables, notes payable, and long-term debt due to various Offutt Entities.

    To facilitate sales to certain customers, the Company guarantees a portion of the outstanding balances of certain customer notes and lease contracts financed by third parties, including customer financing provided by Ag Capital and other Offutt Entities. The amount guaranteed by the Company to Ag Capital and other Offutt Entities for customer financing was $4.1 million as of July 31, 1996.

    In September 1996, the Company entered into an agreement to acquire MVI, a
company controlled by Mr. Offutt, in exchange for      shares of Class B Common
Stock. The exchange ratio was determined by the Company's Board of Directors. Because the Company and MVI have been under common ownership of the same controlling stockholder, the financial statements of the Company have been combined with the financial statements of MVI in the financial statements presentation in this Prospectus. MVI is a dealer involved in the sale and service of irrigation equipment and vegetable ventilation systems.

    At various times in the past, to facilitate its money management the Company has deposited funds with various Offutt Entities on a short-term and interest-bearing basis, as described in Note 4 to Combined Financial Statements. In addition, in connection with its reorganization in fiscal 1994, the Company had notes outstanding from the stockholders in the amounts of $5.375 million and $921,000 in fiscal 1994 and 1995, respectively. All such short-term notes were repaid in fiscal 1996 and the Company has no plans to make similar advances in the future. See Notes 4 and 12 to the Combined Financial Statements.

    In August 1996, the Company entered into an agreement to sell an auto dealership, owned by the Company and located in Lisbon, North Dakota, to an Offutt Entity for cash in the amount of $123,000, which was considered by the Company to be its market value. The results of operations of this dealership have not been included with the Company's results of operations for any of the periods presented.

    Effective as of July 1, 1996, the Company completed the Central Texas Acquisition and financed $8.4 million of the purchase price with a short-term note, due January 31, 1997, payable to Ag Capital. The interest rate on this indebtedness is at the prime rate and, as of the date of this Prospectus, was 8.25%. A portion of the net proceeds of this Offering will be used to pay this indebtedness in full.

    The principal stockholder and operator of the Deere dealership being acquired by the Company in the Washington Acquisition is Gary Allan, who, upon completion of the acquisition, will become Senior Vice President, Agricultural--Northwest Operations of the Company. The purchase price of the Washington Acquisition will be approximately $2.7 million, including cash in the amount of $1.7 million, and a five year note in the amount of $1.0 million, with an interest rate of 8.25% per annum. In addition, the Company has agreed to make an additional payment, up to a maximum of $750,000, in the event the acquired Washington operations meet certain operating and profit objectives during the next three years.

    The Washington Acquisition will be financed by the Company with a short-term note in the amount of $1.7 million, due January 31, 1997, payable to Ag Capital, which will bear interest at prime, which was 8.25% as of July 31, 1996. A portion of the net proceeds of this Offering will be used to pay this indebtedness in full.

    Under the Deere agreements, Mr. Offutt currently personally guarantees all Company obligations to Deere. Mr. Offutt has the right to terminate his personal guaranty at any time, which would require the Company to obtain a letter of credit in an amount meeting Deere's guidelines then in place from a bank acceptable to Deere. As of the date of this Prospectus, the required amount of the letter of credit to replace Mr. Offutt's personal guaranty would be approximately $41.0, which the Company estimates would cost approximately $205,000 per year.

    Historically, a portion of the net income of the Company has been distributed to its stockholders, primarily to enable them to pay the tax liability incurred by them due to the Company's election to be taxed as an S corporation. Dividends declared and paid for the fiscal years ended January 31, 1994, 1995, 1996, and the six-month period ended July 31, 1996 aggregated approximately $2.3 million, $3.8 million, $4.3 million, and $1.8 million, respectively. Dividends declared but unpaid as of July 31, 1996 were $5.5 million. This amount, plus all net income for the third fiscal quarter of
1997 (estimated to be approximately $   million), is expected to be distributed
as a dividend to the existing stockholders prior to consummation of this Offering. In addition, simultaneously with the consummation of this Offering, the Company will pay from the net proceeds of this Offering to its existing stockholders an additional aggregate distribution of approximately $15.0 million. This amount represents a previously declared dividend to such stockholders of substantially all of the previously undistributed, accumulated net income of the Company as of January 31, 1996 with respect to which such stockholders have previously paid taxes. Purchasers of Class A Common Stock in this Offering will not receive any of these distributions. The Company intends to enter into a tax agreement with its current stockholders prior to the consummation of this Offering. This agreement will provide that, to the extent such undistributed taxable income of the Company, as subsequently established in connection with the filing of the Company's tax return for the Company's short S corporation tax year, is less than these dividends, such stockholders will make a payment equal to such difference to the Company,and if such undistributed taxable income is greater than these dividends, the Company will make an additional distribution equal to such difference to such stockholders. This agreement will also provide that the Company will indemnify its current stockholders against additional income taxes resulting from adjustments made (as a result of a final determination made by a competent tax authority) to the taxable income reported by the Company as an S corporation for periods prior to the Offering, but only to the extent those adjustments provide a tax benefit to the Company.

    The Company and Mr. Offutt have entered into a mutual indemnification agreement relating to federal and certain state and local income tax liabilities of the Company and for tax years during which the Company has elected to be treated as an S corporation. This agreement generally provides that the Company will indemnify Mr. Offutt, and Mr. Offutt will indemnify the Company, against any increase in the indemnified party's income tax liabilities (including interest and penalties and all expenses, attorneys' fees, and accountants' fees incurred in connection therewith) for those jurisdictions in which an S corporation election was made or deemed to have been made. Mr. Offutt's indemnification is limited to the portion of any Company liability equal to the prior distributions he has received.

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth information known to the Company with respect to the beneficial ownership of the Common Stock as the date of this Prospectus and as adjusted to reflect the sale of the shares of Class A Common Stock offered hereby, for (i) each person known by the Company to beneficially own more than 5% of the Common Stock, (ii) each of the executive officers named in the summary compensation table, (iii) each of the Company's directors and nominees for director, and (iv) all directors and executive officers as a group. Except as otherwise indicated, the Company believes that the beneficial owners of the Common Stock listed below, based on information provided by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable. Unless otherwise noted, the address of each of the stockholders named below is the Company's principal executive administrative office.

                                         SHARES BENEFICIALLY OWNED                  SHARES BENEFICIALLY OWNED
                                             PRIOR TO OFFERING                           AFTER OFFERING
                                 -----------------------------------------  -----------------------------------------
                                  NUMBER OF    NUMBER OF     PERCENT OF      NUMBER OF    NUMBER OF     PERCENT OF
                                   CLASS A      CLASS B         TOTAL         CLASS A      CLASS B         TOTAL
NAME OF STOCKHOLDER                SHARES       SHARES     VOTING POWER(1)    SHARES       SHARES     VOTING POWER(1)
-------------------------------  -----------  -----------  ---------------  -----------  -----------  ---------------
Ronald D. Offutt...............            (2)                                        (2)
Paul T. Horn...................            (3)                                        (3)
Allan F. Knoll.................            (4)                                        (4)
H. David Frambers..............
Larry E. Scott.................
All officers and directors as a
  group (7 persons)............

------------------------

 *  Less than one percent.

(1) In calculating the percent of total voting power, the voting power of shares of Class A Common Stock (one vote per share) and Class B Common Stock (four votes per share) is aggregated.

(2) Includes the       shares of Class A Common Stock into which Mr. Offutt's
          shares of Class B Common Stock are convertible on a one-for-one basis
    and     shares of Class A Common Stock that Messrs. Horn and Knoll have the right to acquire from Mr. Offutt pursuant to option agreements.

(3) Includes       shares of Class A Common Stock that Mr. Horn has the right to acquire from Mr. Offutt pursuant to an option agreement.

(4) Includes       shares of Class A Common Stock that Mr. Knoll has the right to acquire from Mr. Offutt pursuant to an option agreement.

                          DESCRIPTION OF CAPITAL STOCK

    Upon consummation of this Offering, the authorized capital stock of the
Company will consist of       shares of Class A Common Stock,       shares of
Class B Common Stock, each with a par value of $0.01 per share, and       shares
of Preferred Stock, with no par value. At July 31, 1996, after giving effect to the stock split and stock exchange in connection with the Company's
reincorporation, there were       shares of Class A Common Stock and
shares of Class B Common Stock outstanding, which were held of record by stockholders, and no shares of Preferred Stock outstanding. After consummation
of this Offering,       shares of Class A Common Stock and       shares of Class
B Common Stock will be issued and outstanding, assuming no exercise of the Underwriters' over-allotment option. The following summary of the terms and provisions of the Company's capital stock does not purport to be complete and is qualified in its entirety by reference to the Company's Certificate of Incorporation and Bylaws, which have been filed as exhibits to the Company's registration statement, of which this Prospectus is a part, and applicable law.

COMMON STOCK

    DIVIDENDS. Holders of record of shares of Common Stock are entitled to receive such dividends when, if, and as may be declared by the Board of Directors out of funds legally available for such purposes. No dividends may be declared or paid on any share of any class of Common Stock unless such dividend, at the same rate per share, is simultaneously declared or paid on each share of the other class of Common Stock. In the case of a stock dividend or distribution, holders of Class A Common Stock are entitled to receive the same percentage dividend or distribution as holders of Class B Common Stock and vice versa, except that stock dividends and distributions shall be made in shares of Class A Common Stock to the holders of Class A Common Stock and in shares of Class B Common Stock to the holders of Class B Common Stock.

    VOTING RIGHTS. Holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to four votes per share. Holders of shares of Common Stock will vote as a single class on all matters submitted to a vote of stockholders except with respect to future issuances of Class B Common Stock and as otherwise required by law. The Certificate of Incorporation provides that all issuances of Class B Common Stock must be approved by the affirmative vote of a majority of each class of Common Stock, voting separately as a class, except with respect to (i) payment of stock dividends on Class B Common Stock, and (ii) a stock split, reclassification, or other subdivision of the Class B Common Stock. Under Delaware law, the affirmative vote of the holders of a majority of the outstanding shares of any class of Common Stock is required to approve, among other things, a change in the designations, preferences, or limitation of the shares of such class of Common Stock.

    CONVERTIBILITY. Each share of Class B Common Stock is convertible, at the option of its holder, into one share of Class A Common Stock at any time. The Class A Common Stock is not convertible into Class B Common Stock. Each share of Class B Common Stock shall automatically be converted into one share of Class A Common Stock (i) in the event of Mr. Offutt's death, or (ii) in the event such share shall be transferred (including, without limitation, by way of sale, assignment, exchange, gift, bequest, appointment or otherwise) to any person or entity other than a trust arrangement pursuant to which Mr. Offutt retains the right to control the voting of such shares.

    LIQUIDATION RIGHTS. Upon liquidation, dissolution, or winding-up of the Company, the holders of Class A Common Stock are entitled to share ratably with the holders of Class B Common Stock in all assets available for distributions after payment in full to creditors.

    OTHER PROVISIONS. The holders of Common Stock are not entitled to preemptive or subscription rights. In any merger, consolidation, or business combination, the consideration to be received per share by holders of Class A Common Stock must be identical to that received by holders of Class B Common Stock.

All outstanding shares of Class A Common Stock offered hereby will be upon issuance, validly issued, fully paid, and nonassessable.

PREFERRED STOCK

    The Board of Directors has the authority to issue up to       shares of
Preferred Stock in one or more series and to designate the rights, preferences, and privileges of each series, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms, and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of the Common Stock, without any further vote or action by stockholders. The issuance of Preferred Stock could adversely affect the voting power of holders of both classes of Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. The issuance of Preferred Stock also could have the effect of delaying, deferring, or preventing a change of control of the Company. The Company has no present plans to issue any shares of Preferred Stock.

PROVISIONS WITH POTENTIAL ANTI-TAKEOVER EFFECT

    The Company is subject to Section 203 of the DGCL. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns (or, in the case of affiliates or associates of the corporation, within three years prior to the determination of interested stockholder status, did own) 15% or more of a corporation's voting stock. The existence of this provision could have anti-takeover effects with respect to transactions not approved in advance by the board of directors, which might discourage takeover attempts that might result in a premium over the market price of the Common Stock. For purposes of Section 203, Mr. Offutt and the Offutt Entities would not be prohibited from engaging in such transactions.

    The Company's Certificate of Incorporation or By-laws, as applicable, among other things, (i) limits the right of stockholders to call special stockholders meetings, (ii) requires stockholders to follow an advance notification procedure for certain stockholder nominations of candidates to the Board of Directors and for new business to be conducted at stockholders' meetings, and (iii) provides that the Board of Directors, without action by the stockholders, may issue and fix the rights and preferences of shares of Preferred Stock. These provisions may have the effect of delaying, deferring, or preventing a change of control of the Company without further action by the stockholders, may discourage bids for the Class A Common Stock at a premium over the market price of the Class A Common Stock, may adversely affect the market price of, and the voting and other rights of, the holders of the Class A Common Stock, and could have the effect of discouraging certain attempts to acquire the Company or remove incumbent management or members of the Company's Board of Directors even if some of the Company's stockholders deemed such an attempt to be in their best interests.

    The Deere Agreement permits Deere to terminate the Company's dealer appointments if Mr. Offutt, during his lifetime, ceases to (i) own or control shares representing in excess of 50% of all outstanding voting power or whatever percentage is required to control corporate actions that require a stockholder vote and (ii) own 35% of the outstanding Common Stock. See "Risk Factors--Deere Termination Rights" and "Business--Dealership Agreements." These provisions could discourage or prevent a third party from acquiring a significant equity position or control of the Company.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar of the Common Stock is               .

                        SHARES ELIGIBLE FOR FUTURE SALE

    Upon consummation of this Offering, the Company will have outstanding
shares of Class A Common Stock and       shares of Class B Common Stock (
shares of Class A Common Stock if the Underwriters' over-allotment option is
exercised in full). Of these shares, all of the       shares of Class A Common
Stock sold in this Offering will be freely tradeable by persons other than
"affiliates" of the Company. The       shares of Class A Common Stock and
shares of Class B Common Stock outstanding prior to this Offering are "restricted securities" under the Securities Act. These shares, and any shares purchased by affiliates of the Company, may not be sold unless they are registered under the Securities Act or unless an exemption from registration, such as the exemption provided by Rule 144 under the Securities Act, is available. The Class B Common Stock is convertible on a share-for-share basis into Class A Common Stock and must be converted to effect any public sale of such shares.

    In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate of the Company, who has beneficially owned "restricted securities" for at least two years is entitled to sell in any three-month period a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of the Common Stock, or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the Securities and Exchange Commission (the "Commission") pursuant to Rule 144 (or, if no such notice is required, the date of receipt of the order to execute the transaction by the broker or the date of execution of the transaction directly with a market maker). Sales under Rule 144 also are subject to certain other requirements relating to manner of sale, notice of sale, and availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not and has not been an affiliate of the Company at any time during the three months immediately preceding the sale of the Common Stock is entitled to sell "restricted securities" pursuant to Rule 144(k) without regard to the limitations described above, provided that three years have elapsed since the date on which such restricted shares were acquired from the Company or the date they were acquired from an affiliate of the Company.

    The Commission has proposed reducing the initial Rule 144 holding period to one year and the Rule 144(k) holding period to two years. There can be no assurance as to when or whether such rule changes will be enacted. If enacted, such modification will have a material effect on the time when shares of Common Stock become eligible for resale for any holders of Common Stock who have not yet held their shares for two years.

    Immediately after consummation of this Offering, an aggregate of
approximately       shares of Class A Common Stock will become available for
sale in the public market, pursuant to Rule 144(k). Beginning 90 days after the
date of this Prospectus, an aggregate of approximately       shares will become
available for sale in the public market pursuant to Rule 144, subject in certain cases to volume and manner of sale limitations. After expiration of the lock-up agreements, which will be 180 days after the date of this Prospectus, an
aggregate of approximately       shares of Class A Common Stock will be
available for sale in the public market, subject in most cases to volume and
manner of sale limitations. The remaining approximately       shares held by
existing stockholders will become eligible for public resale at various times over a period of less than two years following the consummation of this Offering, subject in some cases to volume and manner of sale limitations.

    Prior to this Offering, there has been no established trading market for the Class A Common Stock, and no predictions can be made as to the effect that sales of Class A Common Stock under Rule 144, pursuant to a registration statement or otherwise, or the availability of shares of Class A Common Stock for sale, will have on the market price prevailing from time to time. Sales of substantial amounts of Class A Common Stock in the public market, or the perception that such sales could occur, could depress the prevailing market price. Such sales may also make it more difficult for the Company to sell equity securities or equity-related securities in the future at a time and price that it deems appropriate. See "Risk Factors--Shares Eligible for Future Sale."

    Certain stockholders of the Company, holding in the aggregate       shares
of Common Stock, have agreed not to offer, sell, contract to sell, announce their intention to sell, or pledge or otherwise dispose of any such Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of CS First Boston Corporation. See "Underwriting."

    The Company has agreed that it will not offer, sell, contract to sell, announce its intention to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Commission a registration statement under the Securities Act relating to, any additional shares of its Common Stock, other than with respect to the Incentive Plan, or securities convertible into or exchangeable or exercisable for any shares of the Common Stock without the prior written consent of CS First Boston Corporation for a period of 180 days after the date of this Prospectus.

    The Company intends to file a registration statement under the Securities
Act to register an aggregate of       shares of Class A Common Stock reserved
for issuance under the Incentive Plan, thus permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act, subject, however, to vesting requirements with the Company and the lock-up agreements described above.

                                  UNDERWRITING

    Under the terms and subject to the conditions of the Underwriting Agreement
dated            , 1996 (the "Underwriting Agreement"), the Underwriters named below (the "Underwriters"), for whom CS First Boston Corporation and Dain Bosworth Incorporated are acting as representatives (the "Representatives"), have severally, but not jointly, agreed to purchase from the Company the following respective numbers of shares of Class A Common Stock:

                                                                                                 NUMBER
         UNDERWRITERS                                                                           OF SHARES
---------------------------------------------------------------------------------------------  -----------
CS First Boston Corporation..................................................................
Dain Bosworth Incorporated...................................................................

                                                                                               -----------
        Total................................................................................
                                                                                               -----------
                                                                                               -----------

    The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the shares of Class A Common Stock offered hereby (other than those shares covered by the over-allotment option described below), if any are purchased. The Underwriting Agreement provides that, in the event of a default by an Underwriter, in certain circumstances the purchase commitments of non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

    The Company has granted to the Underwriters an option, expiring at the close of business on the 30th day after the date of this Prospectus, to purchase up to additional shares of Class A Common Stock at the initial public offering price less the underwriting discounts and commissions, all as set forth on the cover page of this Prospectus. Such option may be exercised only to cover over-allotments in the sale of the shares of Class A Common Stock. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Class A Common Stock from the Company as it was obligated to purchase from the Company pursuant to the Underwriting Agreement.

    The Company has been advised by the Representatives that the Underwriters propose to offer the shares of Class A Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus and, through the Representatives, to certain dealers at such price less a concession
of $      per share and the Underwriters and such dealers may allow a discount
of $      per share on sales to certain other dealers. After the initial public offering, the public offering price and concession and discount to dealers may be changed by the Representatives.

    The Representatives have informed the Company that they do not expect discretionary sales by the Underwriters to exceed 5% of the shares of Class A Common Stock being offered hereby.

    At the request of the Company, the Underwriters have reserved for sale, at the initial public offering price, approximately 5% of the shares offered hereby for employees and directors of the Company and the Offutt Entities who have expressed an interest in purchasing such shares of Class A Common Stock in this Offering. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby.

    Certain stockholders of the Company, holding in the aggregate       shares
of Common Stock, have agreed not to offer, sell, contract to sell, announce their intention to sell, or pledge or otherwise dispose of any such Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of CS First Boston Corporation. See "Shares Eligible for Future Sale."

    The Company has agreed that it will not offer, sell, contract to sell, announce its intention to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Commission a registration statement under the Securities Act relating to, any additional shares of its Common Stock, other than with respect to the Incentive Plan, or securities convertible into or exchangeable or exercisable for any shares of the Common Stock without the prior written consent of CS First Boston Corporation for a period of 180 days after the date of this Prospectus.

    Prior to this Offering, there has been no public trading market for the Class A Common Stock. Accordingly, the initial public offering price for the shares has been determined by negotiation among the Company and the Representatives. In determining such price, consideration has been given to various factors, including the history of and prospects for the industry in which the Company operates, the Company's past and present operations, its past and present operating income and earnings and the trends of such operating income and earnings, the prospects for operating income and earnings of the Company, an assessment of the Company's management, stock prices of comparable companies, and the general condition of the securities markets. There can be no assurance, however, that the price at which the Class A Common Stock will sell in the public market after this Offering will not be lower than the price at which it is sold by the Underwriters.

    The Company and Ronald D. Offutt have agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or contribute to payments which the Underwriters may be required to make in respect thereof.

    Application has been made for listing of the shares of Class A Common Stock on the NNM under the symbol "RDOE."

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

    The distribution of the shares of Class A Common Stock in Canada is being made only on a private placement basis exempt from the requirement that the Company prepare and file a prospectus with the securities regulatory authorities in each province where trades of the shares of Class A Common Stock are effected. Accordingly, any resale of the Class A Common Stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the shares of Class A Common Stock.

REPRESENTATIONS OF PURCHASERS

    Each purchaser of shares of Class A Common Stock in Canada who receives a purchase confirmation will be deemed to represent to the Company and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such shares of Class A Common Stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions."

RIGHTS OF ACTION AND ENFORCEMENT

    The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the SECURITIES ACT(Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the United States federal securities laws.

    All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Ontario purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

    A purchaser of shares of Class A Common Stock to whom the SECURITIES ACT (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any of the shares of Class A Common Stock acquired by such purchaser pursuant to this Offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from the Company. Only one such report must be filed in respect of shares of Class A Common Stock acquired on the same date and under the same prospectus exemption.

                                 LEGAL MATTERS

    The validity of the shares of Class A Common Stock offered hereby is being passed upon for the Company by Oppenheimer Wolff & Donnelly, Minneapolis, Minnesota. Certain legal matters will be passed upon for the Underwriters by McDermott, Will & Emery, Chicago, Illinois.

                                    EXPERTS

    The combined financial statements of RDO Equipment Co. and Affiliate as of and for the year ended January 31, 1996 included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report. The combined financial statements of the Company and MVI as of January 31, 1995 and for each of the two years ended January 31, 1995 appearing elsewhere herein have been included in reliance upon the report of Eide Helmeke PLLP, independent public accountants, and upon their authority as experts in accounting and auditing.

    The financial statements of Mega Equipment Co. as of and for the year ended December 31, 1995 included in this Prospectus and elsewhere in the Registration Statement have been audited by Hansen, Plahm & Co., independent public accountants, as indicated in their report with respect thereto, and are included in reliance upon the authority of such firm as experts in giving said report.

    For its fiscal year ended January 31, 1996, the Company's Board of Directors dismissed Eide Helmeke PLLP and appointed Arthur Andersen LLP as the Company's independent public accountants. The report of Eide Helmeke PLLP on the Company's financial statements as of January 31, 1995 and for each of the two years ended January 31, 1995, did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. There were no disagreements with Eide Helmeke PLLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure at the time of the change of independent public accountants or with respect to the Company's financial statements as of January 31, 1995 and for each of the two years ended January 31, 1995. Prior to retaining Arthur Andersen LLP, the Company had not consulted with Arthur Andersen LLP regarding the application of accounting principles or the type of audit opinion that might be rendered on the Company's financial statements.

                             ADDITIONAL INFORMATION

    The Company has filed with the Commission, Washington, D.C. 20549, a Registration Statement under the Securities Act with respect to the shares of Class A Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Class A Common Stock offered hereby, reference is made to the Registration Statement and to the exhibits and schedules filed therewith. Although all material terms and provisions of any material contract or other document are referred to in this Prospectus and described herewith, such descriptions are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement may be inspected without charge at the offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of all or any part of the Registration Statement may be obtained from the Public Reference Section of the Commission in Washington, D.C. upon the payment of the fees prescribed by the Commission. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy statements, and other information that will be filed by the Company.

    The Company intends to furnish holders of the Class A Common Stock with annual reports containing financial statements audited by independent public accountants, and quarterly updates for each of the first three quarters of each fiscal year containing summary unaudited financial information.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------
RDO EQUIPMENT CO.:
  Reports of Independent Public Accountants
  - Arthur Andersen LLP....................................................................................        F-2
  - Eide Helmeke PLLP......................................................................................        F-3
  Combined Balance Sheets as of January 31, 1995 and 1996, and as of July 31, 1996 (unaudited).............        F-4
  Combined Statements of Operations for the Years Ended January 31, 1994, 1995 and 1996, and Six Months
    Ended July 31, 1995 and 1996 (unaudited)...............................................................        F-5
  Combined Statements of Stockholders' Equity for the Years Ended January 31, 1994, 1995, and 1996, and Six
    Months Ended July 31, 1996 (unaudited).................................................................        F-6
  Combined Statements of Cash Flows for the Years Ended January 31, 1994, 1995, and 1996, and Six Months
    Ended July 31, 1995 and 1996 (unaudited)...............................................................        F-7
  Notes to Combined Financial Statements...................................................................        F-8

MEGA EQUIPMENT CO. (an acquired business):
  Independent Auditor's Report.............................................................................       F-20
  Balance Sheet as of December 31, 1995....................................................................       F-21
  Statement of Liabilities and Stockholders' Equity as of December 31, 1995................................       F-22
  Statement of Income and Retained Earnings for the Year Ended December 31, 1995...........................       F-23
  Statement of Cash Flows for the Year Ended December 31, 1995.............................................       F-24
  Notes to Financial Statements............................................................................       F-25
  Balance Sheet as of June 30, 1996 (unaudited)............................................................       F-27
  Statement of Operations and Retained Earnings for the Six Months Ended June 30, 1996 (unaudited).........       F-28
  Statement of Cash Flows for the Six Months Ended June 30, 1996 (unaudited)...............................       F-29
  Notes to Unaudited Interim Financial Statements..........................................................       F-30

PRO FORMA UNAUDITED FINANCIAL STATEMENTS:
  Introduction to Pro Forma Unaudited Financial Statements.................................................       F-31
  Pro Forma Unaudited Balance Sheet as of July 31, 1996....................................................       F-32
  Notes to Pro Forma Unaudited Balance Sheet...............................................................       F-33
  Pro Forma Unaudited Statement of Operations for the Year Ended January 31, 1996..........................       F-34
  Pro Forma Unaudited Statement of Operations for the Six Months Ended July 31, 1996.......................       F-35
  Notes to Pro Forma Unaudited Statements of Operations....................................................       F-36

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To RDO Equipment Co.:

    We have audited the accompanying combined balance sheet of RDO Equipment Co. (a North Dakota corporation) and Affiliate as of January 31, 1996, and the related combined statements of operations, stockholders' equity and cash flows for the year then ended. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of RDO Equipment Co. and Affiliate as of January 31, 1996, and the combined results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Minneapolis, Minnesota,
  March 29, 1996 (except for Note 13,
  as to which the date is October 1, 1996)

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To RDO Equipment Co.:

    We have audited the accompanying combined balance sheet of RDO Equipment Co. (a North Dakota corporation) and Affiliate as of January 31, 1995, and the related combined statements of operations, stockholders' equity and cash flows for each of the two years in the period ended January 31, 1995. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of RDO Equipment Co. and Affiliate as of January 31, 1995, and the combined results of their operations and their cash flows for each of the two years in the period ended January 31, 1995, in conformity with generally accepted accounting principles.

                                          EIDE HELMEKE PLLP

Fargo, North Dakota,
  December 15, 1995

                        RDO EQUIPMENT CO. AND AFFILIATE

                            COMBINED BALANCE SHEETS

                                 (IN THOUSANDS)

                                     ASSETS

                                                                                     JANUARY 31,
                                                                                ---------------------
                                                                                  1995        1996
                                                                                ---------  ----------   JULY 31,
                                                                                                          1996
                                                                                                       -----------
                                                                                                       (UNAUDITED)
CURRENT ASSETS:
  Cash and cash equivalents...................................................  $     683  $      787   $     966
  Accounts receivable (less allowance for doubtful accounts of $319, $555, and
    $600).....................................................................     10,906      15,533      26,227
  Receivables from affiliates.................................................        396         490      --
  Notes receivable from affiliates............................................      4,010      --          --
  Inventories.................................................................     77,204     115,616     129,008
  Prepaid expenses............................................................        270         312         568
                                                                                ---------  ----------  -----------
    Total current assets......................................................     93,469     132,738     156,769
PROPERTY AND EQUIPMENT, net...................................................      3,625      13,039      14,029
OTHER ASSETS:
  Deposits....................................................................      1,111       1,579       1,648
  Other.......................................................................        110         737       4,756
                                                                                ---------  ----------  -----------
    Total assets..............................................................  $  98,315  $  148,093   $ 177,202
                                                                                ---------  ----------  -----------
                                                                                ---------  ----------  -----------

                                       LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Floor plan payables.........................................................  $  53,581  $   91,614   $ 104,795
  Notes payable and current maturities of long-term debt--
    Banks and others..........................................................        233       2,835       3,662
    Affiliates................................................................      1,965         136       8,400
  Accounts payable............................................................      4,229       4,104       6,697
  Accrued liabilities.........................................................      2,926       3,350       6,038
  Customer advance deposits...................................................      3,835       4,103       1,955
  Distributions payable.......................................................     --          --           5,502
                                                                                ---------  ----------  -----------
    Total current liabilities.................................................     66,769     106,142     137,049
LONG-TERM DEBT, net of current maturities:
  Banks and others............................................................        641       6,469       4,609
  Affiliates..................................................................        438       1,198       1,260
                                                                                ---------  ----------  -----------
COMMITMENTS AND CONTINGENCIES (Note 9)
STOCKHOLDERS' EQUITY:
  Common stock (Note 1).......................................................        187         188         188
  Additional paid-in capital..................................................     16,113      16,180      16,180
  Retained earnings...........................................................     14,167      17,916      17,916
                                                                                ---------  ----------  -----------
    Total stockholders' equity................................................     30,467      34,284      34,284
                                                                                ---------  ----------  -----------
    Total liabilities and stockholders' equity................................  $  98,315  $  148,093   $ 177,202
                                                                                ---------  ----------  -----------
                                                                                ---------  ----------  -----------

 The accompanying notes are an integral part of these combined balance sheets.

                        RDO EQUIPMENT CO. AND AFFILIATE

                       COMBINED STATEMENTS OF OPERATIONS

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                              SIX MONTHS ENDED
                                                            YEARS ENDED JANUARY 31,               JULY 31,
                                                       ----------------------------------  ----------------------
                                                          1994        1995        1996        1995        1996
                                                       ----------  ----------  ----------  ----------  ----------
                                                                                                (UNAUDITED)
REVENUES:
  Wholegoods sales...................................  $  106,600  $  135,704  $  164,054  $   80,891  $  116,861
  Parts and service..................................      37,512      48,206      58,998      28,856      35,710
  Rental.............................................      --          --             505      --           1,202
                                                       ----------  ----------  ----------  ----------  ----------
    Total Revenues...................................     144,112     183,910     223,557     109,747     153,773
COST OF SALES........................................     116,369     148,111     180,839      89,119     125,841
                                                       ----------  ----------  ----------  ----------  ----------
GROSS PROFIT.........................................      27,743      35,799      42,718      20,628      27,932
SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES........      20,577      24,893      31,655      14,860      18,523
                                                       ----------  ----------  ----------  ----------  ----------
OPERATING INCOME.....................................       7,166      10,906      11,063       5,768       9,409
INTEREST EXPENSE.....................................      (1,670)     (1,895)     (3,817)     (1,590)     (2,667)
INTEREST INCOME......................................         336         802         823         403         517
                                                       ----------  ----------  ----------  ----------  ----------
NET INCOME BEFORE INCOME TAXES.......................  $    5,832  $    9,813  $    8,069  $    4,581  $    7,259
                                                       ----------  ----------  ----------  ----------  ----------
                                                       ----------  ----------  ----------  ----------  ----------

UNAUDITED PRO FORMA DATA (Notes 8 and 13):
  Income before income taxes.........................  $    5,832  $    9,813  $    8,069  $    4,581  $    7,259
  Provision for income taxes.........................       2,332       3,925       3,228       1,832       2,904
                                                       ----------  ----------  ----------  ----------  ----------
  Net income.........................................  $    3,500  $    5,888  $    4,841  $    2,749  $    4,355
                                                       ----------  ----------  ----------  ----------  ----------
                                                       ----------  ----------  ----------  ----------  ----------

    The accompanying notes are an integral part of these combined financial statements.

                        RDO EQUIPMENT CO. AND AFFILIATE

                  COMBINED STATEMENTS OF STOCKHOLDERS' EQUITY

              FOR THE YEARS ENDED JANUARY 31, 1994, 1995, AND 1996
                     AND THE SIX MONTHS ENDED JULY 31, 1996

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                               COMMON STOCK
                                                    -----------------------------------  ADDITIONAL
                                                                    RDO        TOTAL       PAID-IN    RETAINED
                                                    MVI SHARES    SHARES      AMOUNT       CAPITAL    EARNINGS     TOTAL
                                                    -----------  ---------  -----------  -----------  ---------  ---------
BALANCE, January 31, 1993.........................       4,308     105,248   $     109    $   6,345   $   4,651  $  11,105
  Conversion of debt to equity....................      --          43,599          44        5,455      --          5,499
  Issuance of common stock........................      --          34,467          34        4,313      --          4,347
  Net income......................................      --          --          --           --           5,832      5,832
  Dividends paid..................................      --          --          --           --          (2,280)    (2,280)
                                                         -----   ---------       -----   -----------  ---------  ---------
BALANCE, January 31, 1994.........................       4,308     183,314         187       16,113       8,203     24,503
  Net income......................................      --          --          --           --           9,813      9,813
  Dividends paid..................................      --          --          --           --          (3,849)    (3,849)
                                                         -----   ---------       -----   -----------  ---------  ---------
BALANCE, January 31, 1995.........................       4,308     183,314         187       16,113      14,167     30,467
  Issuance of common stock........................      --             458           1           67      --             68
  Net income......................................      --          --          --           --           8,069      8,069
  Dividends paid..................................      --          --          --           --          (4,320)    (4,320)
                                                         -----   ---------       -----   -----------  ---------  ---------
BALANCE, January 31, 1996.........................       4,308     183,772         188       16,180      17,916     34,284
  Net income (unaudited)..........................      --          --          --           --           7,259      7,259
  Dividends paid (unaudited)......................      --          --          --           --          (1,757)    (1,757)
  Dividends payable (unaudited)...................      --          --          --           --          (5,502)    (5,502)
                                                         -----   ---------       -----   -----------  ---------  ---------
BALANCE, July 31, 1996 (unaudited)................       4,308     183,772   $     188    $  16,180   $  17,916  $  34,284
                                                         -----   ---------       -----   -----------  ---------  ---------
                                                         -----   ---------       -----   -----------  ---------  ---------

    The accompanying notes are an integral part of these combined financial statements.

                        RDO EQUIPMENT CO. AND AFFILIATE

                       COMBINED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                                               SIX MONTHS ENDED
                                                              YEARS ENDED JANUARY 31,              JULY 31,
                                                         ---------------------------------  ----------------------
                                                           1994        1995        1996        1995        1996
                                                         ---------  ----------  ----------  ----------  ----------
                                                                                                 (UNAUDITED)
OPERATING ACTIVITIES:
  Net income...........................................  $   5,832  $    9,813  $    8,069  $    4,581  $    7,259
  Adjustments to reconcile net income to net cash
    provided by operating activities:
    Depreciation and amortization......................        668         690       1,326         307         690
    Change in operating assets and liabilities:
      Accounts and notes receivable....................     (1,052)     (4,026)       (432)     (2,969)    (10,204)
      Inventories......................................     (9,186)    (12,436)    (29,266)    (33,081)     (1,886)
      Prepaid expenses.................................        (47)       (199)        (36)        (49)       (254)
      Deposits.........................................        (64)       (405)       (343)       (148)        (69)
      Floor plan payables..............................      3,142       8,995      32,723      29,426       5,155
      Accounts payable and accrued liabilities.........      2,032         971        (125)      4,933       5,199
      Customer advance deposits........................      1,508       1,072         184      (1,567)     (2,148)
                                                         ---------  ----------  ----------  ----------  ----------
        Net cash provided by operating activities......      2,833       4,475      12,100       1,433       3,742
                                                         ---------  ----------  ----------  ----------  ----------
INVESTING ACTIVITIES:
  Purchase of property and equipment...................       (627)     (1,208)     (9,993)     (1,715)       (680)
  Purchase of net assets of dealerships................         --          --      (1,263)       (849)     (8,400)
  Other, net...........................................         43         (46)       (571)         --         (19)
                                                         ---------  ----------  ----------  ----------  ----------
        Net cash used for investing activities.........       (584)     (1,254)    (11,827)     (2,564)     (9,099)
                                                         ---------  ----------  ----------  ----------  ----------
FINANCING ACTIVITIES:
  Proceeds from issuance of long-term debt.............      1,024         250       5,862       1,089          --
  Payments on long-term debt...........................       (736)       (565)       (510)       (125)     (1,798)
  Net proceeds (payments) of bank lines and short-term
    notes payable......................................       (259)     (1,711)     (1,269)      1,888       9,091
  Issuance of common stock.............................         70          --          68          68          --
  Payment of dividends.................................     (2,280)       (761)     (4,320)     (2,017)     (1,757)
                                                         ---------  ----------  ----------  ----------  ----------
        Net cash provided by (used for) financing
          activities...................................     (2,181)     (2,787)       (169)        903       5,536
                                                         ---------  ----------  ----------  ----------  ----------
INCREASE (DECREASE) IN CASH............................         68         434         104        (228)        179
CASH AND CASH EQUIVALENTS, beginning of period.........        181         249         683         683         787
                                                         ---------  ----------  ----------  ----------  ----------
CASH AND CASH EQUIVALENTS, end of period...............  $     249  $      683  $      787  $      455  $      966
                                                         ---------  ----------  ----------  ----------  ----------
                                                         ---------  ----------  ----------  ----------  ----------

    The accompanying notes are an integral part of these combined financial statements.

                        RDO EQUIPMENT CO. AND AFFILIATE
                     NOTES TO COMBINED FINANCIAL STATEMENTS
                 (INFORMATION AS OF JULY 31, 1995 AND 1996, AND
                  FOR THE SIX MONTHS THEN ENDED IS UNAUDITED)

1. NATURE OF BUSINESS:

    PRINCIPLES OF COMBINATION

    The financial statements of RDO Equipment Co. (RDO) have been combined with the financial statements of Minnesota Valley Irrigation, Inc. (MVI or Affiliate), a Minnesota corporation, as RDO entered into an agreement to acquire MVI in September 1996 and both of these entities (collectively, the Company) are owned by the same majority stockholder. The acquisition, which will be effective upon successful completion of the proposed initial public offering (see Note 13) will be effected through the issuance of 4,308 shares of RDO common stock in exchange for 200 shares of MVI common stock. This stock exchange has been retroactively reflected in the financial statements.

    CAPITAL STOCK

    Upon consummation of the proposed initial public offering (see Note 13), the authorized capital stock of the Company will consist of Class A Common Stock, Class B Common Stock and Preferred Stock; each with a par value of $0.01 per share. The economic rights of each class of common stock are the same, but the voting rights differ. Each share of Class A Common Stock is entitled to one vote per share and each share of Class B Common Stock is entitled to four votes per share. In addition, the shares of Class B Common Stock contain restrictions as to transferability and are convertible into shares of Class A Common Stock on a one-for-one basis.

    Following is a summary of the outstanding Common Stock of RDO and MVI as of January 31, 1995 and 1996 and July 31, 1996.

                                                                                   JANUARY 31,
                                                                              ----------------------   JULY 31,
                                                                                 1995        1996        1996
                                                                              ----------  ----------  -----------
RDO Common Stock: $1 par value, 250,000 shares authorized; 183,314 shares issued and outstanding at January 31, 1995 and 183,772 shares issued and
 outstanding at January 31, 1996 and July 31, 1996..........................  $  183,314  $  183,772   $ 183,772
MVI Common Stock: no par value, 50,000 shares authorized; 200 shares issued and outstanding (4,308 shares issued and outstanding as adjusted for the
 21.5-for-1 exchange ratio used to effect the acquisition)..................       4,308       4,308       4,308
                                                                              ----------  ----------  -----------
    Total...................................................................  $  187,622  $  188,080   $ 188,080
                                                                              ----------  ----------  -----------
                                                                              ----------  ----------  -----------

    Upon consummation of the MVI merger and proposed initial public offering, certain shares of the Company's common stock will be designated as Class B Common Stock and the remaining shares will be designated as Class A Common Stock. There are no shares of Preferred Stock issued or outstanding as of July 31, 1996.

    BUSINESS

    The Company is engaged in the sale, rental, and servicing of industrial and agricultural equipment to customers primarily in the construction and agricultural industries and to governmental agencies. The

Company's headquarters are located in Fargo, North Dakota. The Company owns and operates industrial and agricultural equipment dealerships located in Arizona, California, Minnesota, North Dakota, South Dakota and Texas. Accordingly, the Company's results of operations can be significantly impacted by the general economic health of the construction and agricultural industries. MVI is a dealer involved in the sales and service of irrigation equipment and vegetable storage ventilation systems.

    The Company's major supplier of new equipment and parts for sale is Deere & Company (Deere), which accounted for 47%, 47%, and 48% of total revenues for fiscal years 1994, 1995, and 1996, respectively, and 47% and 48% of total revenues for the six months ended July 31, 1995 and 1996, respectively. No other supplier's equipment accounted for more than 10% of total revenues.

    As discussed in Note 10, the Company has significant transactions with related parties, primarily related to financing arrangements.

    DEALERSHIP AGREEMENTS

    The Company has entered into agreements with Deere which authorize the Company to act as an authorized dealer of Deere industrial and agricultural equipment. The dealer agreements continue until terminated by Deere or the Company in accordance with the specified provisions.

    The Company is required to meet certain performance criteria and equity ratios, to maintain suitable facilities, to actively promote the sale of Deere equipment, to fulfill warranty obligations, and to maintain stores only in the authorized locations. The Company's principal stockholder is also required to maintain certain voting control and ownership interests. The agreements also contain certain provisions that must be complied with in order to retain the Company's dealership agreements in the event of certain changes in control, as defined, or the death of the controlling stockholder.

    Deere is obligated to make available to the Company floor plan and other financing programs that it offers to other dealers, provide promotional and marketing materials, and authorize the Company to use Deere trademarks and trade names.

2. SIGNIFICANT ACCOUNTING POLICIES:

    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses during the reporting period and disclosure of contingent assets and liabilities. The ultimate results could differ from those estimates. Estimates are used for such items as used equipment inventory, depreciable lives of property and equipment, allowance for uncollectible accounts, inventory reserves, and guarantees. As better information becomes available or as actual amounts are determinable, the recorded estimates are revised.

    INTERIM FINANCIAL STATEMENTS

    The combined balance sheet as of July 31, 1996, and the related combined statements of operations, stockholders' equity and cash flows for the six months ended July 31, 1995 and 1996, are unaudited and are not covered by the reports of independent public accountants. However, in the opinion of management, these interim financial statements include all adjustments (consisting of only normal recurring adjustments) which are necessary for the fair presentation of the results for the interim periods presented. The results of operations for the unaudited six-month period ended July 31, 1996 are not necessarily indicative of the results which may be expected for the entire fiscal year.

    CASH AND CASH EQUIVALENTS

    For financial reporting purposes, the Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. Cash equivalents consist primarily of certificates of deposit.

    INVENTORIES

    All inventories are valued at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method for new equipment and parts inventory. The specific identification method is used to determine cost for used equipment.

    Inventories consisted of the following (in thousands):

                                                                  JANUARY 31,
                                                             ---------------------   JULY 31,
                                                               1995        1996        1996
                                                             ---------  ----------  ----------
New equipment..............................................  $  47,541  $   72,647  $   75,003
Used equipment.............................................     21,333      32,056      40,210
Parts and other............................................      8,330      10,913      13,795
                                                             ---------  ----------  ----------
    Total..................................................  $  77,204  $  115,616  $  129,008
                                                             ---------  ----------  ----------
                                                             ---------  ----------  ----------

    PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost. Maintenance and repairs are charged to expense as incurred. Major betterments and improvements which extend the useful life of the related item are capitalized and depreciated. Depreciation is provided for over the estimated useful lives of the individual assets using accelerated and straight-line methods. In fiscal 1996, the Company began using the straight-line method of depreciation exclusively for all new additions. The impact on net income resulting from this change was not material.

    Property and equipment consisted of the following (in thousands):

                                                           JANUARY 31,                    USEFUL
                                                       --------------------  JULY 31,      LIVES
                                                         1995       1996       1996       (YEARS)
                                                       ---------  ---------  ---------  -----------
Land.................................................  $     224  $     488  $     488      --
Buildings and improvements...........................      2,020      3,394      3,645        31.5

Equipment, furniture and fixtures....................      4,174      5,585      6,976         5-7
Rental equipment.....................................        201      7,750      8,013         5-7
Construction in progress.............................        442         18         41      --
                                                       ---------  ---------  ---------
      Total..........................................      7,061     17,235     19,163
Accumulated depreciation.............................     (3,436)    (4,196)    (5,134)
                                                       ---------  ---------  ---------
Property and equipment, net..........................  $   3,625  $  13,039  $  14,029
                                                       ---------  ---------  ---------
                                                       ---------  ---------  ---------

    REVENUE RECOGNITION

    Revenue on equipment and parts sales is recognized upon shipment of product to customers. Rental and service revenue is recognized at the time such services are provided.

    RECENTLY ISSUED ACCOUNTING PRONOUNCEMENT

    The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which requires companies to review long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. This pronouncement also provides guidance to be considered in performing such reviews. The Company will be required to adopt SFAS No. 121 in fiscal 1997. The Company expects that the ultimate adoption of SFAS No. 121 will not have a significant impact on its financial position or results of operations.

3. BUSINESS COMBINATIONS:

    In October 1995, the Company acquired all the common stock of Cass County Equipment Co. (Cass), which was controlled by the Company's majority stockholder, in exchange for 5,248 shares of the Company's common stock, $520,000 in cash, and a note payable for $375,000. Because the Company and Cass were under common control, the merger has been accounted for essentially as a pooling of interests. Accordingly, the Company's financial statements include the historical carrying amounts of the combined net assets and results of the operations of the combined entities for all periods presented.

    In February 1995, the Company purchased the assets and assumed certain liabilities of Whitney Machinery, Inc. (Whitney). Total consideration for the acquisition was $2,699,000. The acquisition has been accounted for using the purchase method. Accordingly, the purchase price was allocated to assets and liabilities based on the estimated fair value at the acquisition date. The excess of purchase price over the fair value of the net assets totaled $625,000 and is being amortized over 30 years. The fiscal 1996 financial statements include Whitney's results of operations from the date of acquisition. Pro forma results of operations for fiscal 1994 and 1995, had the acquisition taken place on February 1, 1993, were not significantly different from reported amounts.

4. NOTES RECEIVABLE--AFFILIATES:

    Short-term notes receivable from affiliates, all of which were repaid in fiscal 1996, were as follows as of January 31, 1995 (in thousands):

Majority stockholder, demand note, interest at 8.0%.................  $     922
Farmers Equipment Rental, Inc., demand note, interest at 7.5%.......      2,408
R. D. Offutt Company, demand notes, interest ranging from 7.5% to
 8.0%...............................................................        680
                                                                      ---------
                                                                      $   4,010
                                                                      ---------
                                                                      ---------

5. FLOOR PLAN PAYABLES:

    Floor plan payables include borrowings from Deere, Ag Capital and other vendors under floor plan financing arrangements for inventory. The terms of these arrangements generally include a one-to-twelve-month interest-free term followed by a term during which interest is charged. Payoff of the floor plan generally occurs at the earlier of sale of the equipment or in accordance with the terms of the financing arrangements. All debts owed to Deere are guaranteed by the majority stockholder of the Company and are collateralized by inventory. Floor plan payables consist of the following (in thousands):

                                                                                      JANUARY 31,
                                                                                  --------------------   JULY 31,
                                                                                    1995       1996        1996
                                                                                  ---------  ---------  ----------
INTEREST BEARING:
  Deere Credit Services inventory notes, due as inventory is sold, interest at
    various rates from 5.65% to 9.0%............................................  $     608  $  20,015  $   39,559
  Deere & Company payables, due as inventory is sold, interest at various rates
    from 8.25% to 9.0%..........................................................     14,496     17,487       3,936
  Ag Capital Company, interest based on prime (8.5% at January 31, 1996 and 1995
    and 8.25% at July 31, 1996).................................................      3,858      7,299      11,902
  Other.........................................................................        628        363       2,289
                                                                                  ---------  ---------  ----------
                                                                                     19,590     45,164      57,686
                                                                                  ---------  ---------  ----------
NON-INTEREST BEARING:
  Deere & Company...............................................................     33,991     45,147      45,825
  Other.........................................................................     --          1,303       1,284
                                                                                  ---------  ---------  ----------
                                                                                     33,991     46,450      47,109
                                                                                  ---------  ---------  ----------
    Total.......................................................................  $  53,581  $  91,614  $  104,795
                                                                                  ---------  ---------  ----------
                                                                                  ---------  ---------  ----------

6. NOTES PAYABLE AND LONG-TERM DEBT:

    BANKS AND OTHERS

    Notes payable and long-term debt to banks and others consisted of the following (in thousands):

                                                                         JANUARY 31,
                                                                     --------------------  JULY 31,
                                                                       1995       1996       1996
                                                                     ---------  ---------  ---------
Deere Credit Services rental equipment notes, due in various amounts through January 2000, interest at various rates from 8.25%
 to 9.0%, collateralized by rental equipment.......................  $  --      $   3,533  $   5,479
Bank lines of credit (see below)...................................     --          3,472      1,492
Other..............................................................        874      2,299      1,300
                                                                     ---------  ---------  ---------
    Total..........................................................        874      9,304      8,271
Less short-term notes and current maturities of long-term debt.....       (233)    (2,835)    (3,662)
                                                                     ---------  ---------  ---------
                                                                     $     641  $   6,469  $   4,609
                                                                     ---------  ---------  ---------
                                                                     ---------  ---------  ---------

        The Company has bank lines of credit totaling $3,500,000 through May 1, 1997 at variable interest rates. Bank lines of credit are guaranteed by a majority stockholder of the Company. During the years ended January 31, 1994, 1995, and 1996, the highest balances outstanding under these lines were $562,000, $750,000, and $2,972,000, respectively. The weighted average interest rates on these lines during such periods were 6.86%, 7.94%, and 8.41%, respectively.

    AFFILIATES

    Notes payable and long-term debt due to affiliates consist of the following (in thousands):

                                                                     JANUARY 31,
                                                                 --------------------  JULY 31,
                                                                   1995       1996       1996
                                                                 ---------  ---------  ---------
Ag Capital Company, bridge loan related to acquisition of net assets of Central Texas (See Note 13), interest based on
  prime (8.25%), collateralized by substantially all assets of
  the Company..................................................  $  --      $  --      $   8,400
Ag Capital Company, other......................................        611      1,334      1,260
Farmers Equipment Rental, Inc., interest at prime plus 1%
  (9.50% at January 31, 1995) collateralized by inventory and
  equipment, paid in fiscal 1996...............................      1,792     --         --
                                                                 ---------  ---------  ---------
  Total........................................................      2,403      1,334      9,660
Less short-term notes and current maturities of long-term
  debt.........................................................     (1,965)      (136)    (8,400)
                                                                 ---------  ---------  ---------
                                                                 $     438  $   1,198  $   1,260
                                                                 ---------  ---------  ---------
                                                                 ---------  ---------  ---------

Future maturities of all debt as of January 31, 1996 are as follows (in thousands):

1997...............................................................  $   2,971
1998...............................................................      4,901
1999...............................................................      1,505
2000...............................................................        391
2001...............................................................        116
Thereafter.........................................................        754
                                                                     ---------
                                                                     $  10,638
                                                                     ---------
                                                                     ---------

    The Company's debt agreements contain various restrictive covenants which, among other matters, require the Company to maintain minimum net worth levels, as defined, and place limits on additional indebtedness. The Company was in compliance with all debt covenants at January 31, 1996 and July 31, 1996.

7. EMPLOYEE BENEFIT PLANS:

    401(k) EMPLOYEE SAVINGS PLAN

    The Company's employees participate in a 401(k) employee savings plan sponsored by an affiliate which covers substantially all employees. The Company matches a portion of employee contributions up to a maximum of $900 per employee. Contributions to the plan by the Company were $121,000, $151,000, and $194,000 for the fiscal years ended January 31, 1994, 1995, and 1996, respectively, and $80,000 and $109,000 for the six months ended July 31, 1995 and 1996, respectively.

    EMPLOYEE HEALTH BENEFIT TRUST

    The Company participates in a tax-exempt voluntary employee benefit trust sponsored by an affiliate which provides health and dental benefits for full-time employees. In the event of a deficiency in the trust, additional monthly premiums could be assessed to the Company; however, management anticipates no substantial increases in premiums at the present time. The maximum liability to the Company is limited by stop-loss insurance to the lesser of $35,000 per employee or 120% of expected claims for the year.

8. INCOME TAXES:

    The Company has elected to be treated as an S corporation under the Internal Revenue Code. Under this election, the Company is not directly subject to income taxes. Instead, corporate taxable earnings are passed through to the stockholders, who are responsible for any taxes which may be due.

    In connection with the pending reorganization and offering described in Note 13, both RDO and MVI will terminate their S corporation federal tax status and change to C corporations and, accordingly, will be subject to federal and certain state income taxes. Prior to such termination, the Company will distribute to its current stockholders all, or a portion of, accumulated S corporation earnings as of the termination date. Through January 31, 1996, the amount of the undistributed accumulated Subchapter S earnings was approximately $15.0 million. Additional undistributed Subchapter S earnings of $5.5 million have been declared but unpaid as of July 31, 1996.

    Pro forma net income and pro forma net income per share for the year ended January 31, 1996, and for the six months ended July 31, 1996, have been determined assuming that the Company had been taxed as a C corporation for federal and certain state income tax purposes for such periods.

    Unaudited pro forma income taxes represent the estimated income taxes that would have been reported had the Company been a taxable entity for both federal and state income tax purposes for the years ended January 31, 1994, 1995, and 1996. The components of the unaudited pro forma income tax provision are summarized as follows (in thousands):

                                                                       YEAR ENDED JANUARY 31,
                                                                   -------------------------------
                                                                     1994       1995       1996
                                                                   ---------  ---------  ---------
Currently payable:
  Federal........................................................  $   1,671  $   3,319  $   2,433
  State..........................................................        504        992        757
Deferred.........................................................        157       (386)        38
                                                                   ---------  ---------  ---------
Unaudited pro forma provision for income taxes...................  $   2,332  $   3,925  $   3,228
                                                                   ---------  ---------  ---------
                                                                   ---------  ---------  ---------

    A reconciliation of taxes based on the federal statutory rate of 34% and the unaudited pro forma provision for income taxes for the years ended January 31, 1994, 1995, and 1996 is summarized as follows:

                                                                               YEAR ENDED JANUARY 31,
                                                                        -------------------------------------
                                                                           1994         1995         1996
                                                                           -----        -----        -----
Income taxes at the federal statutory rate............................          34%          34%          34%
State income taxes, net of federal benefit............................           6%           6%           6%
                                                                                --           --           --
Unaudited pro forma provision for income taxes........................          40%          40%          40%
                                                                                --           --           --
                                                                                --           --           --

    Effective with the termination of the Company's S corporation status, the Company will provide for deferred income taxes for cumulative temporary differences between the tax basis and financial reporting basis of its assets and liabilities at the date of termination. If the termination had occurred at July 31, 1996, the net deferred income tax asset would have approximated $400,000.

    The pro forma deferred tax asset consisted of the following temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities (in thousands):

                                                                                   JANUARY 31,
                                                                               --------------------
                                                                                 1995       1996
                                                                               ---------  ---------
Deferred tax assets:
  Accruals and reserves......................................................  $     417  $     320
  Compensation accruals......................................................        384        480
  Other......................................................................         17          6
                                                                               ---------  ---------
    Total deferred tax assets................................................        818        806
Deferred tax liabilities:
  Property and equipment.....................................................       (191)      (249)
  Inventory..................................................................       (332)      (300)
                                                                               ---------  ---------
    Total deferred tax liabilities...........................................       (523)      (549)
                                                                               ---------  ---------
    Net deferred tax asset...................................................  $     295  $     257
                                                                               ---------  ---------
                                                                               ---------  ---------

9. COMMITMENTS AND CONTINGENCIES:

    OPERATING LEASES

    The Company leases retail space and vehicles under various noncancelable operating leases. The leases have varying terms and expire at various dates through 2007. Generally, the leases require the Company to pay taxes, insurance and maintenance costs. Rent expense was $1,033,000, $1,386,000, and $2,055,000 for fiscal 1994, 1995, and 1996, respectively, and $770,000 and $884,000 for the six months ended July 31, 1995 and 1996, respectively.

    Future minimum rental payments, by year, required under leases with initial or remaining terms of one year or more consist of the following (in thousands):

1997................................................................  $   1,746
1998................................................................      1,360
1999................................................................      1,112
2000................................................................        909
2001................................................................        843
Thereafter..........................................................      1,088
                                                                      ---------
                                                                      $   7,058
                                                                      ---------
                                                                      ---------

    GUARANTEES

    The Company has guaranteed a portion of the remaining outstanding balances of certain customer notes and lease contracts financed by credit companies. The Company has made deposits with the finance companies to partially fund contingent liabilities which may come due. These customer notes are collateralized by equipment. The contingent liability and off-setting deposits are as follows (in thousands):

                                                   JANUARY 31, 1996             JULY 31, 1996
                                              --------------------------  --------------------------
                                                              FINANCE                     FINANCE
                                              GUARANTEED     DEPOSITS     GUARANTEED     DEPOSITS
                                                AMOUNTS     RECEIVABLE      AMOUNTS     RECEIVABLE
                                              -----------  -------------  -----------  -------------
Ag Capital Company (affiliate)..............   $   1,862     $  --         $   3,011     $  --
Farmers Equipment Rental, Inc.
  (affiliate)...............................       1,418        --             1,125        --
Deere Credit Services.......................         771           745           817           817
Other.......................................          25             3            38             6
                                              -----------        -----    -----------        -----
  Total.....................................   $   4,076     $     748     $   4,991     $     823
                                              -----------        -----    -----------        -----
                                              -----------        -----    -----------        -----

    MINIMUM REPURCHASE GUARANTEES

    The Company has entered into various sales agreements with certain customers which are subject to repurchase agreements. Pursuant to these agreements, the Company, at the discretion of the customer, may be required to repurchase equipment at specified future dates at specified repurchase prices. With respect to these agreements, the Company believes the estimated future retail values of the equipment exceed the guaranteed repurchase prices.

    The Company's existing repurchase agreements expire as follows (in thousands):

1997................................................................  $     270
1998................................................................        296
1999................................................................      1,640
2000................................................................      1,362
2001................................................................      3,250
Thereafter..........................................................      2,998
                                                                      ---------
  Total.............................................................  $   9,816
                                                                      ---------
                                                                      ---------

10. RELATED-PARTY TRANSACTIONS:

    The Company has transactions with companies which are related through common ownership. A summary of significant related-party transactions is as follows:

    a. Ag Capital Company and Farmers Equipment Rental, Inc. provide financing to customers purchasing equipment, parts and repair service from the Company. The Company is contingently liable to these related entities on a portion of this customer financing as summarized in Note 9.

    b. In addition, the Company has floor plan payables, notes payable and long-term debt owed to Ag Capital Company and Farmers Equipment Rental, Inc. to finance inventory as summarized in Notes 5 and 6. Interest expense paid to related entities totaled $771,000, $627,000, and $849,000 in fiscal 1994, 1995, and 1996, respectively, and $257,000 and $426,000 during the six months ended July 31, 1995 and 1996, respectively.

    c.  The Company's notes receivable from affiliates are summarized in Note 4.

    d. The Company had sales to related entities totaling $1,885,000, $3,450,000, and $5,492,000 in fiscal 1994, 1995, and 1996, respectively, and $2,318,000 and $4,473,000 during the six months ended

       July 31, 1995 and 1996, respectively. The Company also leases certain retail space and vehicles from related entities. Total rent expense for these leases totaled $579,000, $737,000, and $1,089,000 in fiscal 1994,
       1995, and 1996, respectively, and $370,000 and $554,000 during the six months ended July 31, 1995 and 1996, respectively.

11. SUPPLEMENTAL CASH FLOW DISCLOSURES:

    Supplemental cash flow disclosures for the Company are as follows (in thousands):

                                                                                  SIX MONTHS ENDED
                                                   YEAR ENDED JANUARY 31,             JULY 31,
                                               -------------------------------  --------------------
                                                 1994       1995       1996       1995       1996
                                               ---------  ---------  ---------  ---------  ---------
Cash payments for interest...................  $   1,436  $   1,937  $   3,820  $     969  $   2,640
Supplemental disclosures of noncash investing
  and financing activities:
  Increase in assets related to acquisitions
    of dealerships through issuance and
    assumption of debt and issuance of common
    stock....................................  $  --      $  --      $   9,991  $  --      $   8,108
  Dividends declared, accrued and unpaid.....  $  --      $  --      $  --      $  --      $   5,502
  Reduction of notes receivable from
    affiliates and other receivables through
    payment of dividends.....................  $  --      $   3,088  $  --      $  --      $  --
  Conversion of long-term debt due to
    affiliates to common stock...............  $   5,499  $  --      $  --      $  --      $  --
  Issuance of common stock in exchange for
    short-term note receivable from
    affiliate................................  $   4,347  $  --      $  --      $  --      $  --

12. SEGMENT INFORMATION:

    The Company's operations are classified into two business segments: industrial and agricultural. The industrial operations include the sale, rental, and service of industrial equipment to customers primarily in the construction and utility industries and to units of government. Agricultural operations include the sale, rental and service of agricultural equipment primarily to customers in the agricultural industry.

    Operating earnings by business segment are defined as revenues less operating costs and expenses. Income and expense not allocated to business segments include investment income, interest expense, and corporate administrative costs.

    Identifiable assets are those used exclusively in the operations of each business segment or which are allocated when used jointly. Corporate assets are principally comprised of cash, short-term investments, certain property, plant, and equipment and stockholder notes receivable which originated from the Company's reorganization in fiscal 1994. These stockholder notes receivable of $5.375 million and $921,000 in fiscal 1994 and 1995, respectively, have all been repaid.

    The following tables show sales, operating income and other financial information by business segment for the fiscal years 1994, 1995, and 1996 (in thousands):

                                                                        CORPORATE
                                              INDUSTRIAL  AGRICULTURAL  AND OTHER     TOTAL
                                              ----------  -----------  -----------  ----------
1994:
  Revenues..................................  $   86,721   $  57,391    $  --       $  144,112
  Operating income (loss)...................       4,234       3,436         (504)       7,166
  Depreciation..............................         423         245       --              668
  Identifiable assets.......................      48,990      28,962        5,389       83,341
  Capital expenditures......................         448         179       --              627
1995:
  Revenues..................................     110,546      73,364       --          183,910
  Operating income (loss)...................       6,709       4,796         (599)      10,906
  Depreciation..............................         388         239            7          634
  Identifiable assets.......................      59,573      37,110        1,632       98,315
  Capital expenditures......................         360         643           25        1,028
1996:
  Revenues..................................     138,972      84,585       --          223,557
  Operating income (loss)...................       6,604       4,826         (367)      11,063
  Depreciation..............................         750         307           28        1,085
  Identifiable assets.......................     102,289      45,591          213      148,093
  Capital expenditures......................       7,855       2,001          137        9,993

13. PENDING OFFERING, CHANGE IN TAX STATUS, AND ACQUISITIONS:

    PROPOSED INITIAL PUBLIC OFFERING

    The Company has filed a Registration Statement with the Securities and Exchange Commission for an offering of shares of Class A Common Stock (the Offering). The Company expects to use the net proceeds of this Offering (estimated to be approximately $41.2 million) to fund the distribution of accumulated S corporation dividends (see Note 8), repay a note issued in connection with the acquisition of Mega Equipment Company (Central Texas) (see Acquisitions Completed or Pending Subsequent to January 31, 1996 below), fund the purchase price of certain proposed acquisitions (see Acquisitions Completed or Pending Subsequent to January 31, 1996 below), pay down inventory floor plan financing, fund potential future acquisitions, and for general corporate purposes. In connection with this offering, the Company will grant to the underwriters an option to purchase additional shares of Class A Common Stock at the initial public offering price. The option is exercisable for a period of 30 days from the effective date.

    CHANGE IN TAX STATUS

    The Company will terminate its S corporation federal tax election upon the consummation of this Offering and, accordingly, will be subject to federal and certain state income taxes as a C corporation from that date forward (see Note
8).

    STOCK INCENTIVE PLAN

    In connection with the proposed initial public offering, the Company will adopt the 1996 Stock Incentive Plan (the Plan) to provide incentives to key employees, directors, advisors, and consultants of the Company. The Plan, which is administered by the Compensation Committee of the Board of Directors (the Committee), will provide for an authorization of shares of common stock for issuance thereunder such that the total number of shares available for issuance under the Plan equals 10% of the total number of shares of Common Stock issued and outstanding. Under the Plan, the Company may grant eligible recipients incentive stock options, nonqualified stock options, restricted stock, stock appreciation rights, stock awards, or any combination thereof. The Committee establishes the exercise price of any stock options granted under the Plan.

    ACQUISITIONS COMPLETED OR PENDING SUBSEQUENT TO JANUARY 31, 1996

    Effective July 1, 1996, the Company acquired certain assets and assumed certain liabilities of Mega Equipment Company (Central Texas), which consists of three full-service industrial stores located in the Dallas/Fort Worth metropolitan area and Waco, Texas. Total consideration for the net assets acquired, which has been accounted for using the purchase method, was approximately $8.4 million and was financed by debt from Ag Capital. Resulting goodwill of approximately $4.0 million is being amortized over 30 years. The Company also acquired certain new equipment and parts inventory from Deere to stock the Central Texas dealership. Total consideration for such inventory of approximately $7.7 million was financed through Deere floor plan financing arrangements. Central Texas' results of operations will be included with the Company's results of operations beginning on the effective date of the acquisition.

    In August, 1996, the Company signed letters of intent to purchase certain assets and assume certain liabilities of East Texas Machinery, Inc. (East Texas), which consists of 3 full-service industrial equipment stores located in Longview, Lufkin and Mount Pleasant, Texas, and of Liberty Agricultural, Inc. (Washington), a full-service agricultural equipment dealership with two stores located in Pasco and Sunnyside, Washington. Based on the letters of intent, the total purchase price for the net assets of these two entities will be approximately $5.4 million and will be financed with debt, a portion of which will be repaid with proceeds from the proposed initial public offering. The letter of intent with Washington also calls for future contingent consideration of up to $750,000 in the event certain performance criteria are met over a three-year period.

    These two acquisitions will be accounted for under the purchase method and will result in goodwill of approximately $2.0 million, which will be amortized over 30 years. The results of operations of the entities will be included in the Company's results of operations beginning on the effective dates of the acquisitions (expected to be December 1996 for East Texas and October 1996 for Washington).

14. UNAUDITED QUARTERLY FINANCIAL DATA (IN THOUSANDS):

                                                         QUARTER
                                        ------------------------------------------
                                          FIRST     SECOND      THIRD     FOURTH    TOTAL YEAR
                                        ---------  ---------  ---------  ---------  ----------
Fiscal 1995:
  Total revenues......................  $  45,472  $  49,732  $  48,713  $  39,993  $  183,910
  Gross profit........................      8,806      9,768      9,822      7,403      35,799
  Net income..........................      2,566      3,376      2,461      1,410       9,813
Fiscal 1996:
  Total revenues......................     52,029     57,718     67,078     46,732     223,557
  Gross profit........................      9,765     10,863     12,480      9,610      42,718
  Net income..........................      1,884      2,697      3,078        410       8,069

                          INDEPENDENT AUDITOR'S REPORT

                                                               February 13, 1996

To the Board of Directors
MEGA EQUIPMENT COMPANY
Irving, Texas

    We have audited the accompanying balance sheet of MEGA EQUIPMENT COMPANY as of December 31, 1995, and the related statements of income and retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MEGA EQUIPMENT COMPANY, as of December 31, 1995, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                          HANSEN, PLAHM & CO.

                             MEGA EQUIPMENT COMPANY

                                 BALANCE SHEET

                              AT DECEMBER 31, 1995

CURRENT ASSETS:
  Cash.....................................................  $    116,941
  Receivables:
    Trade Accounts...........................     2,513,122
    Other....................................       154,230     2,667,352
                                               ------------
  Inventories:
    New Machines.............................     1,883,573
    Used Machines and Rental Equipment.......     8,210,447
    Parts and Sundry.........................     1,357,843    11,451,863
                                               ------------
  Prepaid Expenses and Deposits............................        16,978
                                                             ------------
    TOTAL CURRENT ASSETS...................................    14,253,134
PROPERTY AND EQUIPMENT:
  Office Equipment...........................        83,907
  Computer Equipment.........................       134,292
  Shop Equipment.............................       392,152
  Transportation Equipment...................       390,913
                                               ------------
                                                  1,001,264
  Less: Accumulated Depreciation.............       680,857       320,407
                                               ------------
OTHER ASSETS:
  Deposits.................................................         1,104
                                                             ------------
      TOTAL ASSETS.........................................  $ 14,574,645
                                                             ------------
                                                             ------------

                     See Notes to the Financial Statements.

                             MEGA EQUIPMENT COMPANY

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:

  Notes Payable...........................................  $  4,180,143

  Accounts Payable and Accrued Expenses:

    John Deere Industrial Equipment
      Company................................    7,172,311

    Other....................................      186,477     7,358,788
                                               -----------

    Accrued Expenses......................................       429,772

    Deferred Revenues.....................................       429,545
                                                            ------------

      TOTAL LIABILITIES...................................    12,398,248

STOCKHOLDERS' EQUITY:

  Common Stock--No Par Value, Authorized
    1,000,000 Shares, Issued 200,000
    Shares...................................      200,000

  Retained Earnings..........................    1,976,397
                                               -----------

    TOTAL STOCKHOLDERS' EQUITY............................     2,176,397
                                                            ------------

    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY............  $ 14,574,645
                                                            ------------
                                                            ------------

                     See Notes to the Financial Statements.

                             MEGA EQUIPMENT COMPANY

                   STATEMENT OF INCOME AND RETAINED EARNINGS

                      FOR THE YEAR ENDED DECEMBER 31, 1995

NET SALES....................................  $ 28,049,080
COST OF SALES................................    22,174,475
                                               ------------
    GROSS PROFIT.............................     5,874,605

OPERATING EXPENSES...........................     6,012,297
                                               ------------
    LOSS FROM OPERATIONS.....................      (137,692)

OTHER INCOME.................................       396,979
                                               ------------
    NET INCOME...............................       259,287

RETAINED EARNINGS--BEGINNING.................     1,863,257
CONTRIBUTIONS BY SHAREHOLDERS................       300,000
DISTRIBUTIONS TO SHAREHOLDERS................      (446,147)
                                               ------------
RETAINED EARNINGS--ENDING....................  $  1,976,397
                                               ------------
                                               ------------

                     See Notes to the Financial Statements.

                             MEGA EQUIPMENT COMPANY

                            STATEMENT OF CASH FLOWS

                      FOR THE YEAR ENDED DECEMBER 31, 1995

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Income...............................................  $    259,287
  Adjustments to Reconcile Net Income to Net
    Cash Used in Operating Activities:
    Depreciation.............................       102,043
    Changes in Operating Assets and
      Liabilities:
      Increase in Receivables................      (893,543)
      Increase in Inventory..................    (2,638,904)
      Increase in Prepaid Expenses and Other
        Assets...............................        (2,191)
      Increase in Accounts Payable...........     1,495,934
      Increase in Accrued Expenses...........       210,902
      Increase in Deferred Revenues..........        48,868
                                               ------------
        TOTAL ADJUSTMENTS..................................    (1,676,891)
                                                             ------------
        NET CASH USED IN OPERATING ACTIVITIES..............    (1,417,604)

CASH FLOWS USED IN INVESTING ACTIVITIES:
  Capital Expenditures.......................                    (232,332)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Increase in Notes Payable..................     1,657,409
  Retained Earnings Distributions............      (446,147)
  Shareholder Contributions..................       300,000     1,511,262
                                               ------------  ------------
        NET DECREASE IN CASH...............................      (138,674)

CASH AT BEGINNING OF YEAR..................................       255,615
                                                             ------------
CASH AT END OF YEAR........................................  $    116,941
                                                             ------------
                                                             ------------

                     See Notes to the Financial Statements.

                             MEGA EQUIPMENT COMPANY

                       NOTES TO THE FINANCIAL STATEMENTS

                              AT DECEMBER 31, 1995

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

    INVENTORIES

    Mega Equipment Company (Mega) has adopted the last-in, first-out (LIFO) method to value new machine inventories.

    For the year ended December 31, 1995, there was a net profit of $283,552 prior to a credit to earnings for the decrease in the LIFO reserve of $85,737. The LIFO reserve at December 31, 1995 is $215,483.

    Mega rents new and used machines. The cost of each machine rented is reduced by 75% of rental revenue earned. Subsequent repairs to the machine are used to increase the inventory cost of the machine. At the end of the fiscal year all used machines are valued at lower of cost or market and the parts and sundry inventory is valued at cost.

    PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost. Repairs are charged to earnings as incurred. Depreciation on property and equipment is calculated principally by the straight-line method over the estimated useful life of the asset.

    STATEMENT OF CASH FLOWS

    Mega has adopted cash flow reporting in accordance with Statement of Financial Accounting Standards No. 95--Statement of Cash Flows.

    For purposes of the Statement of Cash Flows, Mega considers money market funds and short-term investments purchased with a maturity of three months or less to be cash equivalents.

NOTE 2--NOTES PAYABLE:

    The following is a schedule of outstanding notes payable at December 31, 1995, all of which are secured by equipment inventories, fixed assets and/or accounts receivable of Mega, except as noted. All notes secured by inventory are shown as current maturities.

DESCRIPTION                                                         RATE       CURRENT        LONG-TERM        TOTAL
----------------------------------------------------------------  ---------  ------------  ---------------  ------------
Bank of America--Line of Credit up $4,000,000.
  Interest rate on unused portion is 1/2%.......................   Varies    $  3,150,000     $       0     $  3,150,000
John Deere Industrial Equipment Company.........................     7%            65,181             0           65,181
Officers/Shareholders--Unsecured................................    6.5%          964,962             0          964,962
                                                                                                     --
                                                                             ------------                   ------------
                                                                             $  4,180,143     $       0     $  4,180,143
                                                                                                     --
                                                                                                     --
                                                                             ------------                   ------------
                                                                             ------------                   ------------

                             MEGA EQUIPMENT COMPANY

                              AT DECEMBER 31, 1995

NOTE 3--REAL PROPERTY LEASES:

    Mega leases real property at three (3) locations, Irving, Fort Worth and Waco, Texas. The properties at Irving and Fort Worth are leased from Mega's majority shareholder. The following is a summary by location of specific lease agreements:

                                          IRVING              FORT WORTH               WACO
                                  -----------------------  -----------------  ----------------------
Term                                Renewable Annually      July 1, 1991 -        June 1, 1992 -
                                     Beginning 9/1/93        June 30, 2002      December 31, 1996

Base Rent                                 $9,000            $3,500 + C.P.I.           $2,500

Additional Real Estate Taxes              $50,000               $30,000              $20,000

NOTE 4--EMPLOYEE VOLUNTARY PRE-TAX SAVINGS PLAN:

    Mega has established a pre-tax savings plan for its employees, in accordance with Section 401(k) of the Internal Revenue Code. Mega will contribute $.50 for each $1.00 an employee saves. Mega matching contribution is limited to $1,000 per employee per plan year.

                             MEGA EQUIPMENT COMPANY

                                 BALANCE SHEET

                                 JUNE 30, 1996

                                  (UNAUDITED)

ASSETS
Current Assets:
  Cash and Cash Equivalents..................  $    450,702
  Accounts Receivable........................     2,697,512
  Inventories................................    11,316,855
                                               ------------
    Total Current Assets.....................    14,465,069
Property, Plant and Equipment................       378,908
Other Assets.................................         2,390
                                               ------------
      Total Assets...........................  $ 14,846,367
                                               ------------
                                               ------------

LIABILITIES AND STOCKHOLDERS INVESTMENT
Current Liabilities:
  Notes Payable..............................  $  3,034,672
  Accounts Payable...........................     6,549,945
  Other......................................       198,789
  Accrued Expenses...........................       596,305
                                               ------------
    Total Current Liabilities................    10,379,711
Long-Term Debt...............................       500,000
                                               ------------
    Total Liabilities........................    10,879,711
Stockholders' Equity:
  Common Stock...............................       200,000
  Retained Earnings..........................     3,766,656
                                               ------------
    Total Shareholders' Equity...............     3,966,656
      Total Liabilities and Shareholders'
        Equity...............................  $ 14,846,367
                                               ------------
                                               ------------

              See Notes to Unaudited Interim Financial Statements

                             MEGA EQUIPMENT COMPANY

                 STATEMENT OF OPERATIONS AND RETAINED EARNINGS

                     FOR THE SIX MONTHS ENDED JUNE 30, 1996

                                  (UNAUDITED)

Revenues.....................................  $ 15,618,037
Cost of Sales................................    12,432,805
                                               ------------
Gross Profit.................................     3,185,232
Selling, General and Administrative
 Expense.....................................     1,922,625
                                               ------------
Operating Income.............................     1,262,607
Interest Expense, net........................       213,061
                                               ------------
Net Income...................................  $  1,049,546

Retained Earnings, beginning.................     1,976,397
Contributions by Shareholders................       740,713
                                               ------------
Retained Earnings, ending....................  $  3,766,656
                                               ------------
                                               ------------

              See Notes to Unaudited Interim Financial Statements

                             MEGA EQUIPMENT COMPANY

                            STATEMENT OF CASH FLOWS

                         SIX MONTHS ENDED JUNE 30, 1996

                                  (UNAUDITED)

                                                                                                       JUNE 30,
                                                                                                         1996
                                                                                                     -------------

OPERATING ACTIVITIES:
  Net income.......................................................................................  $   1,049,546
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization..................................................................         58,501
    Changes in operating assets and liabilities....................................................       (750,136)
                                                                                                     -------------
      Net cash provided by operating activities....................................................        357,911

INVESTING ACTIVITIES:
  Purchase of property and equipment...............................................................       (117,002)
  Other, net.......................................................................................         (2,390)
                                                                                                     -------------
    Net cash used for investing activities.........................................................       (119,392)

FINANCING ACTIVITIES:
  Proceeds from issuance of long-term debt.........................................................        500,000
  Net change in short-term notes payable...........................................................     (1,145,471)
  Contribution by shareholders.....................................................................        740,713
                                                                                                     -------------
    Net cash provided by financing activities......................................................         95,242
                                                                                                     -------------

Net change in cash.................................................................................        333,761
Cash and cash equivalents, beginning of year.......................................................        116,941
                                                                                                     -------------
Cash and cash equivalents, end of year.............................................................  $     450,702
                                                                                                     -------------
                                                                                                     -------------

              See Notes to Unaudited Interim Financial Statements

                             MEGA EQUIPMENT COMPANY

                NOTES TO UNAUDITED INTERIM FINANCIAL STATEMENTS

                                 JUNE 30, 1996

1. INTERIM FINANCIAL STATEMENTS

    The balance sheet of Mega Equipment Company as of June 30, 1996, and the related statements of operations, retained earnings and cash flows for the six months ended June 30, 1996, are unaudited and are not covered by the reports of independent public accountants. However, in the opinion of management, these interim financial statements include all adjustments (consisting of only normal recurring adjustments) which are necessary for the fair presentation of the results for the interim period presented. The results of operations for the unaudited six-month period ended June 30, 1996 are not necessarily indicative of the results which may be expected for the entire fiscal year.

                        RDO EQUIPMENT CO. AND AFFILIATE

            INTRODUCTION TO PRO FORMA UNAUDITED FINANCIAL STATEMENTS

                  FOR THE YEAR ENDED JANUARY 31, 1996 AND THE
                      SIX-MONTH PERIOD ENDED JULY 31, 1996

    The following unaudited pro forma consolidated financial information consists of pro forma unaudited consolidated statements of operations of the Company for the fiscal year ended January 31, 1996 and for the six-month period ended July 31, 1996 and a pro forma consolidated balance sheet of the Company as of July 31, 1996. The unaudited pro forma consolidated financial statements give effect to the July 1, 1996 acquisition of certain net assets of Mega Equipment Co. (Central Texas), the pending acquisitions of certain net assets of Liberty Agricultural Inc. (Washington) and East Texas Machinery, Inc. (East Texas). The pro forma unaudited consolidated statements of operations give effect to such transactions as if the transactions had occurred on February 1, 1995. The pro forma unaudited consolidated balance sheet gives effect to the transactions, with the exception of the Central Texas acquisition, as if the transactions had occurred on July 31, 1996. The Central Texas acquisition has been reflected in the Company's historical balance sheet as of July 31, 1996.

    Effective July 1, 1996, the Company acquired certain assets and assumed certain liabilities of Central Texas. Total consideration for the acquisition, which has been accounted for using the purchase method, was $8.4 million and was financed by borrowings from an affiliated entity. Resulting goodwill of approximately $4.0 million is being amortized over 30 years. The Company acquired certain new equipment and parts inventory from Deere to stock the Central Texas dealership. Total consideration for such inventory of approximately $7.7 million was financed through the John Deere floor plan financing arrangement.

    In August, 1996, the Company signed letters of intent to purchase certain assets and assume certain liabilities of East Texas, which consists of 3 full-service industrial equipment stores located in Longview, Lufkin and Mount Pleasant, Texas, and to purchase certain assets and assume certain liabilities of Washington, a full-service agricultural equipment dealership with two stores located in Pasco and Sunnyside, Washington. The purchase price for these two entities will be approximately $5.4 million and will be financed by debt, a portion of which will be repaid out of proceeds from the Offering. The acquisitions will be accounted for using the purchase method. Resulting goodwill of approximately $2.0 million will be amortized over 30 years.

    The unaudited pro forma consolidated statement of operations for the year ended January 31, 1996, reflects the audited historical combined income statement of the Company for the year ended January 31, 1996, the audited historical income statement of Central Texas for the year ended December 31, 1995 and the unaudited historical income statements of East Texas and Washington for their respective years ended October 31, 1995 and December 31, 1995. The unaudited pro forma combined financial statements as of July 31, 1996 and for the six months then ended, reflect the unaudited historical combined financial statements of the Company as of and for the six months ended July 31, 1996, the unaudited historical financial statements of Central Texas as of and for the six months ended June 30, 1996, the unaudited historical financial statements of East Texas as of and for the six months ended April 30, 1996, and the unaudited historical financial statements of Washington as of and for the six months ended June 30, 1996.

    The pro forma unaudited consolidated financial statements and accompanying notes should be read in conjunction with the historical combined financial statements and notes thereto appearing elsewhere or incorporated by reference in this Registration Statement. The pro forma unaudited consolidated financial statements do not purport to represent what the results of operations or financial positions of what the Company would actually have been if the aforementioned transactions had occurred on February 1, 1995 or on July 31, 1996 or at any future date.

                               RDO EQUIPMENT CO.

                       PRO FORMA UNAUDITED BALANCE SHEET

                              AS OF JULY 31, 1996

                                 (IN THOUSANDS)

                                     ASSETS

                                                  THE       PENDING      PRO FORMA        PRO
                                                COMPANY   ACQUISITIONS  ADJUSTMENTS      FORMA
                                               ---------  -----------   ------------   ---------
CURRENT ASSETS:
  Cash and cash equivalents..................  $     966  $    331      $    (331)(1)  $     966
  Accounts receivable........................     26,227     2,983         (2,983)(1)     26,227
  Inventories................................    129,008    17,017            104(2)     146,129
  Prepaid expenses...........................        568     --            --                568
                                               ---------  -----------   ------------   ---------
    Total current assets.....................    156,769    20,331         (3,210)       173,890

PROPERTY AND EQUIPMENT, net..................     14,029     2,932         (1,884)(1)     15,437
                                                                              360(3)
DEFERRED INCOME TAXES........................     --         --               400(5)         400
OTHER ASSETS:
  Deposits...................................      1,648     --            --              1,648
  Goodwill and other intangibles, net........      4,551     --             2,000(3)       6,551
  Other......................................        205       415           (415)(1)        205
                                               ---------  -----------   ------------   ---------
    Total assets.............................  $ 177,202  $ 23,678      $  (2,749)     $ 198,131
                                               ---------  -----------   ------------   ---------
                                               ---------  -----------   ------------   ---------

                              LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Floor plan payables........................  $ 104,795  $ 12,657      $   2,373(1)   $ 119,825
  Notes payable and current maturities of
    long-term debt-
    Banks and others.........................      3,662     2,344         (2,344)(1)      3,662
    Affiliates (4)...........................      8,400     --            --              8,400
    Acquisition debt.........................     --         --             3,900(3)       3,900
  Accounts payable...........................      6,697       800           (800)(1)      6,697
  Accrued liabilities........................      6,038        52             47(1)       6,137
  Customer advance deposits..................      1,955        33            (33)(1)      1,955
  Distributions payable......................      5,502     --            --              5,502
                                               ---------  -----------   ------------   ---------
      Total current liabilities..............    137,049    15,886          3,143        156,078
                                               ---------  -----------   ------------   ---------
LONG-TERM DEBT, net of current maturities:
  Banks and others...........................      4,609     2,441         (2,441)(1)      4,609
  Affiliates.................................      1,260     --            --              1,260
  Acquisition debt...........................     --         --             1,500(3)       1,500
                                               ---------  -----------   ------------   ---------
    Total long-term debt.....................      5,869     2,441           (941)         7,369
                                               ---------  -----------   ------------   ---------
STOCKHOLDERS' EQUITY:
  Common stock...............................        188       561           (561)(3)        188
  Additional paid-in capital.................     16,180       849           (849)(3)     16,180
  Retained earnings..........................     17,916     3,941         (2,415)(1)     18,316
                                                                              104(2)
                                                                           (1,630)(3)
                                                                              400(5)
                                               ---------  -----------   ------------   ---------
    Total stockholders' equity...............     34,284     5,351         (4,951)        34,684
                                               ---------  -----------   ------------   ---------
    Total liabilities and stockholders'
      equity.................................  $ 177,202  $ 23,678      $  (2,749)     $ 198,131
                                               ---------  -----------   ------------   ---------
                                               ---------  -----------   ------------   ---------

                               RDO EQUIPMENT CO.

                   NOTES TO PRO FORMA UNAUDITED BALANCE SHEET

                              AS OF JULY 31, 1996

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

A. Pro forma adjustments related to the pending acquisition of certain assets and assumption of certain liabilities of East Texas and Washington:

    (1) Reflects the elimination of assets, liabilities and equity of East Texas and Washington which were not acquired or assumed by the Company.

    (2) Reflects the conversion of Washington's inventory from LIFO and FIFO, which approximates fair market value.

    (3) Reflects the effects of purchase accounting for the acquisition of East Texas and Washington. Property and equipment is adjusted to its fair market value, goodwill is recorded and acquisition debt is reflected.

B.  Information related to the Central Texas Acquisition:

    (4) Reflects affiliate debt of $8,400 issued in connection with the Central Texas Acquisition.

C. Pro forma adjustments related to the Company's reorganization and change in tax status:

    (5) Reflects a deferred income tax asset of $400, and a corresponding credit to retained earnings, as if the Company and Washington had converted to C corporations as of July 31, 1996.

                               RDO EQUIPMENT CO.

                  PRO FORMA UNAUDITED STATEMENT OF OPERATIONS

                      FOR THE YEAR ENDED JANUARY 31, 1996

                                 (IN THOUSANDS)

                                                          MEGA
                                                 THE     EQUIPMENT  PENDING      PRO FORMA        PRO
                                               COMPANY     CO.    ACQUISITIONS   ADJUSTMENTS     FORMA
                                               --------  -------  ----------  ---------------   --------
REVENUES:
  Wholegoods sales...........................  $164,054  $20,769     $27,537     $ (2,200)(1)   $210,160
  Parts and service..........................    58,998   7,280      11,655       --              77,933
  Rental.....................................       505    --        --           --                 505
                                               --------  -------  ----------      -------       --------
    Total revenues...........................   223,557  28,049      39,192        (2,200)       288,598
Cost of sales................................   180,839  22,054      31,519        (2,200) (1)   232,109
                                                                                     (103) (2)
                                               --------  -------  ----------      -------       --------
Gross profit.................................    42,718   5,995       7,673           103         56,489
Selling, general and administrative expense..    31,655   5,468       5,976        (1,765)(3)     41,852
                                                                                      200(4)
                                                                                      263(5)
                                                                                       55(6)
                                               --------  -------  ----------      -------       --------
Operating income.............................    11,063     527       1,697         1,350         14,637
Interest expense.............................    (3,817)   (423 )      (782 )        (802)(7)     (5,824)
Interest income..............................       823     155         314       --               1,292
                                               --------  -------  ----------      -------       --------
Net income before income taxes...............     8,069     259       1,229           548         10,105
Provision for income taxes(8)................     3,228      96         454           264          4,042
                                               --------  -------  ----------      -------       --------
Net income...................................  $  4,841  $  163      $  775      $    284       $  6,063
                                               --------  -------  ----------      -------       --------
                                               --------  -------  ----------      -------       --------

Net income per common share..................
                                               --------  -------  ----------      -------       --------
                                               --------  -------  ----------      -------       --------
Weighted average shares outstanding..........
                                               --------  -------  ----------      -------       --------
                                               --------  -------  ----------      -------       --------

  See the accompanying notes to pro forma unaudited statements of operations.

                               RDO EQUIPMENT CO.

                  PRO FORMA UNAUDITED STATEMENT OF OPERATIONS

                     FOR THE SIX MONTHS ENDED JULY 31, 1996

                                 (IN THOUSANDS)

                                                            MEGA
                                                  THE     EQUIPMENT   PENDING      PRO FORMA       PRO
                                                COMPANY      CO.     ACQUISITIONS  ADJUSTMENTS    FORMA
                                               ---------  ---------  ----------  -------------   --------
REVENUES:
  Wholegoods sales...........................    $116,861   $11,088     $15,431     $--          $143,380
  Parts and service..........................     35,710     2,333       5,989      --             44,032
  Rental.....................................      1,202     --         --          --              1,202
                                               ---------  ---------  ----------      -----       --------
    Total revenues...........................    153,773    13,421      21,420      --            188,614
Cost of sales................................    125,841    10,620      16,927      --            153,388
                                               ---------  ---------  ----------      -----       --------
Gross profit.................................     27,932     2,801       4,493      --             35,226
Selling, general and administrative expense..     18,523     1,567       3,042         100(4)    $ 23,391
                                                                                       131(5)
                                                                                        28(6)
                                               ---------  ---------  ----------      -----       --------
Operating income.............................      9,409     1,234       1,451        (259)        11,835
Interest expense.............................     (2,667)     (352 )      (439 )      (297)(7)     (3,755)
Interest income..............................        517       110         173      --                800
                                               ---------  ---------  ----------      -----       --------
Net income before income taxes...............      7,259       992       1,185        (556)         8,880
Provision for income taxes(8)................      2,904       367         438        (157)         3,552
                                               ---------  ---------  ----------      -----       --------
Net income...................................    $ 4,355    $  625      $  747      $ (399)      $  5,328
                                               ---------  ---------  ----------      -----       --------
                                               ---------  ---------  ----------      -----       --------

Net income per common share..................
                                               ---------  ---------  ----------      -----       --------
                                               ---------  ---------  ----------      -----       --------
Weighted average shares outstanding..........
                                               ---------  ---------  ----------      -----       --------
                                               ---------  ---------  ----------      -----       --------

  See the accompanying notes to pro forma unaudited statements of operations.

                               RDO EQUIPMENT CO.

             NOTES TO PRO FORMA UNAUDITED STATEMENTS OF OPERATIONS

       YEAR ENDED JANUARY 31, 1996 AND THE SIX MONTHS ENDED JULY 31, 1996

(1) To reflect reclassification of certain Central Texas revenues and costs of goods sold to a basis consistent with the Company's.

(2) To reflect the current year impact of the conversion of Central Texas and Washington from LIFO to FIFO.

(3) Reflects the elimination of certain Central Texas salary costs which will not recur.

(4) Reflects amortization of $6.0 million of goodwill over 30 years arising from the acquisitions of Central Texas, East Texas, and Washington.

(5) Reflects increase in rent expense related to new leases on buildings used in the East Texas and Washington operations.

(6) Reflects the net change in depreciation expense associated with certain assets not acquired, and the write-up to fair market value of certain assets acquired, from Central Texas, East Texas, and Washington.

(7) The pro forma adjustments to interest expense arising from the acquisitions of Central Texas, East Texas, and Washington are presented below:

                                                                                    SIX MONTHS
                                                                   YEAR ENDED       ENDED JULY
                                                                JANUARY 31, 1996     31, 1996
                                                                -----------------  -------------
Additional interest on floor plan debt assumed, net of
 interest on other debt not assumed...........................      $     357        $      74
Interest on acquisition debt..................................            445              223
                                                                       ------            -----
  Pro forma interest adjustment...............................      $     802        $     297
                                                                       ------            -----
                                                                       ------            -----

(8) To provide for federal and state income tax expense as if the Company, Central Texas, and Washington had been taxed as C corporations for all periods presented at rates which reflect the federal statutory rate plus the net effect of state taxes.

-------------------------------------------
                                     -------------------------------------------

    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                                 --------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    9
Use of Proceeds...........................................................   18
S Corporation Distributions...............................................   18
Reincorporation...........................................................   19
Dividend Policy...........................................................   19
Dilution..................................................................   20
Capitalization............................................................   21
Selected Combined and Pro Forma Financial and Operating Data..............   22
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..............................................................   25
Business..................................................................   36
Management................................................................   48
Certain Relationships and Related Transactions............................   53
Principal Stockholders....................................................   56
Description of Capital Stock..............................................   57
Shares Eligible for Future Sale...........................................   59
Underwriting..............................................................   61
Notice to Canadian Residents..............................................   62
Legal Matters.............................................................   63
Experts...................................................................   63
Additional Information....................................................   64
Index to Financial Statements.............................................  F-1

                                 --------------

    UNTIL            , 1996 (25 DAYS AFTER THE COMMENCEMENT OF THE OFFERING),
ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                     [LOGO]

                               RDO Equipment Co.

                                         Shares

                              Class A Common Stock
                                ($.01 PAR VALUE)

                                   PROSPECTUS

                                CS First Boston
                                 Dain Bosworth
                                  Incorporated

-------------------------------------------
                                     -------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of Class A Common Stock being registered. All of the amounts shown are estimates, except the SEC registration fee, the NASD filing fee and the Nasdaq listing fee.

                                                                                     AMOUNT TO
                                                                                      BE PAID
                                                                                    -----------
SEC registration fee..............................................................   $  17,845
NASD filing fee...................................................................       5,675
Nasdaq listing fee................................................................      20,000
Blue Sky fees and expenses........................................................      15,000
Legal fees and expenses...........................................................
Accounting fees and expenses......................................................
Printing expenses.................................................................
Transfer agent fees...............................................................
Miscellaneous.....................................................................
                                                                                    -----------
    Total.........................................................................   $
                                                                                    -----------
                                                                                    -----------

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Under the DGCL, a corporation may indemnify any person who was or is a party or is threatened to be made a party to an action (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the corporation's request, as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys' fees) that are actually and reasonably incurred by him ("Expenses"), and judgments, fines and amounts paid in settlement of such action, provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. Although the DGCL permits a corporation to indemnify any person referred to above against Expenses in connection with the defense or settlement of an action by or in the right of the corporation, provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, if such person has been judged liable to the corporation, indemnification is only permitted to the extent that the Court of Chancery (or the court in which the action was brought) determines that, despite the adjudication of liability, such person is entitled to indemnify for such Expenses as the court deems proper. The determination as to whether a person seeking indemnification has met the required standard of conduct is to be made
(1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, (2) if there are no such directors or if such directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders. The DGCL also provides for mandatory indemnification of any director, officer, employee or agent against Expenses to the extent such person has been successful in any proceeding covered by the statute. In addition, the DGCL provides the general authorization of advancement of a director's or officer's litigation expenses in lieu of requiring the authorization of such advancement by the board of directors in specific cases, and that indemnification and advancement of expenses provided by the statute shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement or otherwise.

    The Company's By-Laws provide for indemnification of the Company's directors and officers, to the fullest extent not prohibited by DGCL.

    The Company has entered into agreements to indemnify its directors and certain officers, in addition to the indemnification provided for in the Company's By-Laws. These agreements, among other things, indemnify the Company's directors and selected officers for all direct and indirect expenses and costs (including, without limitation, all reasonable attorneys' fees and related disbursement, other out of pocket costs and reasonable compensation for time spent by such persons for which they are not otherwise compensated by the Company or any third person) and liabilities of any type whatsoever (including, but not limited to, judgments, fines and settlement fees) actually and reasonably incurred by such person in connection with either the investigation, defense, settlement or appeal of any threatened, pending or completed action, suit or other proceeding, including any action by or in the right of the corporation, arising out of such person's services as a director, officer, employee or other agent of the Company, any subsidiary of the Company or any other company or enterprise to which the person provides services at the request of the Company if such director or officer acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, if he or she had no reasonable cause to believe his or her conduct was unlawful.

    Under the terms of the Underwriting Agreement, the Underwriters have agreed to indemnify, under certain conditions, the Company, its directors, certain of its officers and persons who control the Company within the meaning of the Securities Act of 1933, as amended (the "Securities Act") against certain liabilities.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

    The descriptions of issuances of securities set forth below will be adjusted
to reflect the   for one stock split effected pursuant to the Company's
reincorporation in Delaware.

    1.  In             , 1996, the Company will acquire all of the outstanding
stock of MVI in exchange for the issuance of    shares of Class B Common Stock
to Mr. Offutt.

    2. On November 17, 1995, the Company issued 5,248 shares of Class B Common Stock to Ronald D. Offutt in exchange for all of his shares of Cass County Equipment Co. ("CCE"). The balance of the outstanding shares of CCE were owned by the Company. CCE was merged into the Company pursuant to Articles of Merger, filed with the North Dakota Secretary of State on November 28, 1995.

    3. On February 1, 1995, the Company sold an aggregate of 458 shares of Class A Common Stock to certain existing stockholders of the Company at approximately $148 per share for an aggregate consideration of $67,700 in the following amounts: David Chandler (169 shares) and Larry Kerkhoff (289 shares).

    4. On January 1, 1994, the Company sold 20,615 shares of Class B Common Stock to Ronald D. Offutt for an aggregate consideration of $2,600,000 paid for by delivery of a promissory note, due December 31, 1994, with an interest rate of 7% per annum.

    5. On January 1, 1994, the Company also sold an aggregate of 13,852 shares of Class A Common Stock to certain individuals at $126.12 per share for an aggregate consideration of $1,747,017.24 in the following amounts: Larry Scott (4,826 shares), H. David Frambers (2,385 shares), Larry Kerkhoff (2,839 shares), David Chandler (1,470 shares), and Betty Lou Scott (2,332 shares).

    6. On November 1, 1993, the Company issued 43,599 shares of Class B Common Stock at $126.12 per share, to Ronald D. Offutt in consideration of Mr. Offutt's assumption of $5,498,646.46 of debt owed by the Company to R.D. Offutt Company and certain of its affiliates.

    7. In connection with the merger, effective as of October 31, 1993, as amended, of Lisbon Equipment Co., Fargo Implement, Inc., McClean County Implement, Inc., and Central Dakota Equipment Co., each a North Dakota corporation, Red River Implement Company, Inc. and Midwest Machinery, Inc., each a Minnesota corporation, Brown Implement Co., a South Dakota corporation, and Arizona Industrial Machinery Company, an Arizona corporation, with and into the Company, the Company issued shares of Common Stock in consideration for shares of stock of the acquired companies surrendered in the merger as follows:
Ronald D. Offutt (93,820 shares of Class B Common Stock), John H. Hastings (3,619 shares of Class A Common Stock), Ronald Becker (1,187 shares of Class A Common Stock), Paul T. Horn (687 shares of Class A Common Stock), and Allan F. Knoll (687 shares of Class A Common Stock).

    No underwriting commissions or discounts were paid with respect to the sales of unregistered securities described herein.

    The issuances of the securities set forth in this Item 15 were deemed to be exempt from registration in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering. In all such transactions that relied upon the exemption set forth in Section 4(2) of the Securities Act, the recipients of securities represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in such transactions. All recipients had adequate access, through their relationships with the Company, to information about the Company.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (a) Exhibits.

EXHIBIT NO.
-----------
     1.1.    Form of Underwriting Agreement

     3.1.    Certificate of Incorporation of the Registrant (to be effective upon reincorporation in Delaware)

     3.2.    Bylaws of the Registrant (to be effective upon reincorporation in Delaware)

     4.1.    Certificate of Incorporation and Bylaws of the Registrant. (See Exhibits 3.1 and 3.2 above)

    *4.2.    Specimen of certificate representing Class A Common Stock, $.01 par value, of the Registrant

    *4.3.    Specimen of certificate representing Class B Common Stock, $.01 par value, of the Registrant

    *5.1.    Opinion of Oppenheimer Wolff & Donnelly regarding legality of the Common Stock being registered

    10.1.    Agreement between Ronald D. Offutt, RDO Equipment Co., John Deere Company, and John Deere Industrial
              Equipment Company

    10.2.    Form of Deere Agricultural Dealer Agreement Package

    10.3.    Form of Deere Industrial Dealer Agreement Package

    10.4.    Loan Agreement, Seasonal Note, and Security Agreement between Ag Capital Company and the Registrant, dated July 25, 1996.

    10.5.    Loan Agreement and Seasonal Note between Ag Capital Company and Minnesota Valley Irrigation, Inc.,
              dated August 26, 1996

    10.6     Deere Agricultural Dealer Finance Agreement

    10.7.    Deere Industrial Dealer Finance Agreement

    10.8.    RDO Equipment Co. 1996 Stock Incentive Plan

    10.9.    Form of Indemnification Agreement, among the Company and its executive officers and directors

   *10.10.   Corporate Services Agreement

    10.11.   Letter of Intent, dated August 21, 1996, between the Company and Liberty Agriculture, Inc.

EXHIBIT NO.
-----------
    10.12    Letter of Intent, dated August 27, 1996, between the Company and East Texas Machinery, Inc.

    10.13    Agreement and Plan of Merger, by and between RDO Equipment Co. (North Dakota) and RDO Equipment Co.
              (Delaware)

   *10.14    Tax Indemnification Agreement

   *11.1.    Statement re Computation of Per Share Earnings

    23.1.    Consent of Arthur Andersen LLP

    23.2.    Consent of Eide Helmeke PLLP

    23.3     Consent of Hansen, Plahm & Co.

   *23.4.    Consent of Oppenheimer Wolff and Donnelly (included in Exhibit 5.1)

    24.1.    Powers of Attorney (see page II-5)

    27.1.    Financial Data Schedule

------------------------

*   To be filed by amendment.

    (b) Financial Statement Schedules.

    Inapplicable.

ITEM 17.  UNDERTAKINGS.

    The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the Delaware General Corporation Law, the Certificate of Incorporation or the Bylaws of Registrant, the Underwriting Agreement, or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a director, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fargo, State of North Dakota on October 2, 1996.

                                RDO EQUIPMENT CO.

                                By
                                     ------------------------------------------
                                                  Ronald D. Offutt
                                               CHIEF EXECUTIVE OFFICER

                               POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Ronald D. Offutt, Paul T. Horn, and Allan
F. Knoll, and each of them individually, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement on Form S-1, to sign a Registration Statement pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, and amendments thereto with the Securities and Exchange Commission, granting upon said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement and this power of attorney have been signed on October 2, 1996, by the following persons in the capacities indicated.

           NAME AND SIGNATURE                             TITLE
----------------------------------------  --------------------------------------

                                          Chairman, Chief Executive Officer, and
----------------------------------------   Director (principal executive
            Ronald D. Offutt               officer)

                                          President, Chief Operating Officer,
----------------------------------------   and Director
              Paul T. Horn

                                          Chief Financial Officer, Secretary,
----------------------------------------   and Director (principal financial
             Allan F. Knoll                officer)

                                          Controller (principal accounting
----------------------------------------   officer)
              Mark A. Doda

                               INDEX TO EXHIBITS

 EXHIBITS                                                                                                     PAGE
-----------                                                                                                 ---------
     1.1.    Form of Underwriting Agreement...............................................................

     3.1.    Certificate of Incorporation of the Registrant (to be effective upon reincorporation in
               Delaware)..................................................................................

     3.2.    Bylaws of the Registrant (to be effective upon reincorporation in Delaware)..................

     4.1.    Certificate of Incorporation and Bylaws of the Registrant. (See Exhibits 3.1 and 3.2
               above).....................................................................................

    *4.2.    Specimen of certificate representing Class A Common Stock, $.01 par value, of the
               Registrant.................................................................................

    *4.3.    Specimen of certificate representing Class B Common Stock, $.01 par value, of the
               Registrant.................................................................................

    *5.1.    Opinion of Oppenheimer Wolff & Donnelly regarding legality of the Common Stock being registered.................................................................................

    10.1.    Agreement between Ronald D. Offutt, RDO Equipment Co., John Deere Company, and John Deere
               Industrial Equipment Company...............................................................

    10.2.    Form of Deere Agricultural Dealer Agreement Package..........................................

    10.3.    Form of Deere Industrial Dealer Agreement Package............................................

    10.4.    Loan Agreement, Seasonal Note, and Security Agreement between Ag Capital Company and the
               Registrant, dated July 25, 1996............................................................

    10.5.    Loan Agreement and Seasonal Note between Ag Capital Company and Minnesota Valley Irrigation,
               Inc., dated August 26, 1996................................................................

    10.6     Deere Dealer Agricultural Finance Agreement..................................................

    10.7.    Deere Dealer Industrial Finance Agreement....................................................

    10.8.    RDO Equipment Co. 1996 Stock Incentive Plan..................................................

    10.9.    Form of Indemnification Agreement, among the Company and its executive officers and directors..................................................................................

   *10.10.   Corporate Services Agreement.................................................................

    10.11.   Letter of Intent, dated August 21, 1996, between the Company and Liberty Agriculture, Inc....

    10.12    Letter of Intent, dated August 27, 1996, between the Company and East Texas Machinery,
               Inc........................................................................................

    10.13    Agreement and Plan of Merger, by and between RDO Equipment Co. (North Dakota) and RDO
               Equipment Co. (Delaware)...................................................................

   *10.14    Tax Indemnification Agreement

   *11.1.    Statement re Computation of Per Share Earnings...............................................

    23.1.    Consent of Arthur Andersen LLP...............................................................

    23.2.    Consent of Eide Helmeke PLLP.................................................................

    23.3     Consent of Hansen, Plahm & Co................................................................

   *23.4.    Consent of Oppenheimer Wolff and Donnelly (included in Exhibit 5.1)..........................

    24.1.    Powers of Attorney (see page II-5)...........................................................

    27.1.    Financial Data Schedule......................................................................

------------------------

*   To be filed by amendment.